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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated 1st September 2003

ORANGE plc
(Name of Registrant)

St. James Court, Great Park Road
Almondsbury Park, Bradley Stoke
Bristol BS32 4QJ
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒        Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐        No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐        No: ☒

Enclosure:

—
Orange S.A. consolidated financial statements as at and for the six months ended 30 June 2003 and 2002 and the year ended 31 December 2002.

—
Orange S.A. états financiers consolidés pour les semestres clos les 30 juin 2003 et 2002 et l'exercice clos le 31 décembre 2002.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, Orange plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE PLC
Date: 1st September 2003	By:	/s/ PHILIPPE MCALLISTER Philippe McAllister Director

Consolidated financial statements

Orange

As at and for the six months ended 30 June 2003 and 2002 and the year ended 31 December 2002

Disclaimer:

This English language translation of the consolidated financial statements prepared in French has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Orange, its representatives and employees decline all responsibility in this regard.

ORANGE—TABLE OF CONTENTS

ORANGE—CONSOLIDATED INCOME STATEMENTS

		Six Months Ended 30 June		Year Ended 31 December
In millions of euro (except data per share)
	Note	2003	2002	2002
		(unaudited)
Turnover	3	8,615	8,059	17,085
Cost of sales		(2,942)	(2,814)	(6,200)
Selling expenses		(1,877)	(2,312)	(4,515)
General and administrative expenses		(514)	(617)	(1,200)
Research and development expenses		(14)	(12)	(24)

Operating income before depreciation and amortisation	3	3,268	2,304	5,146
Depreciation and amortisation (excluding goodwill)	3, 8, 9	(1,182)	(1,059)	(2,364)

Operating income	3	2,086	1,245	2,782
Interest expenses, net		(195)	(197)	(419)
Foreign exchange losses		(66)	(15)	(44)

Operating income after interest expenses and foreign exchange losses		1,825	1,033	2,319
Other non-operating expenses, net	5	(36)	(1)	(24)
Income taxes before exceptional items	6	(683)	(382)	(811)

Income of controlled entities before exceptional items		1,106	650	1,484
Equity in net loss of affiliates (excluding goodwill amortisation)	3, 10	(106)	(207)	(385)
Goodwill amortisation	8, 10	(99)	(157)	(295)

Income before exceptional items		901	286	804
Exceptional items before tax	7	(198)	(1,080)	(5,236)
Income taxes on exceptional items	6, 7	2,632	—	67

Income before minority interests		3,335	(794)	(4,365)
Minority interests	16	(71)	(68)	(171)

NET INCOME (LOSS)		3,264	(862)	(4,536)

Basic and diluted income before exceptional items, net of tax per share		0.19	0.06	0.17

Net income (loss) per share		0.68	(0.18)	(0.94)
Diluted net income (loss) per share		0.68	(0.18)	(0.94)

The accompanying notes are an integral part of these financial statements.

ORANGE—CONSOLIDATED BALANCE SHEET

In millions of euro	Note	As at 30 June 2003	As at 31 December 2002
		(unaudited)
ASSETS
Goodwill, net	8	2,268	2,527
Intangible assets, net (excluding goodwill)	8	7,853	8,341
Property, plant and equipment, net	9	9,834	10,640
Investments accounted for under the equity method	10	1,560	1,956
Non consolidated investments	11	305	299
Other long term assets	20	80	132
Deferred income taxes	6	1,496	65

Total long-term assets		23,396	23,960

Inventories, net	19	163	204
Trade accounts receivable, less allowances	19, 20	2,155	2,332
Deferred income taxes	6	873	314
Prepaid expenses and other current assets	20	930	1,182
Marketable securities	12	3	4
Cash and cash equivalents	12	1,453	828

Total current assets		5,577	4,864

TOTAL ASSETS		28,973	28,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity	17	16,271	13,709

Minority interests	16	413	411

Long-term debt, less current portion	12	1,315	2,733
UMTS vendor financing, less current portion	13	—	287
Provisions for risks and liabilities	19	120	143
Deferred income taxes	6	39	109
Other long-term liabilities	15	207	220

Total long-term liabilities		1,681	3,492

Current portion of long-term debt, bank overdrafts and other short-term borrowings	12	4,114	3,969
Current portion of UMTS vendor financing	13	540	244
Trade accounts payable	20	3,822	4,476
Provisions for risks and liabilities	19	248	258
Accrued expenses and other current liabilities	20	1,222	1,722
Deferred income taxes	6	86	10
Deferred income		576	533

Total current liabilities		10,608	11,212

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		28,973	28,824

The accompanying notes are an integral part of these financial statements.

ORANGE—CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

In millions of euro (except number of shares)	Number of shares issued	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Total Shareholders' equity
Balance at 1 January 2002	4,814,562,890	4,815	60,475	(46,652)	192	18,830

Net loss for the year	—	—	—	(4,536)	—	(4,536)
Increase in capital	3,350	—	—	—	—	—
Translation adjustment	—	—	—	—	(594)	(594)
Other changes	—	—	—	9	—	9

Balance at 31 December 2002	4,814,566,240	4,815	60,475	(51,179)	(402)	13,709

Net income for the six months	—	—	—	3,264	—	3,264
Increase in capital	311,923	—	2	—	—	2
Translation adjustment	—	—	—	—	(704)	(704)
Other changes	—	—	—	—	—	—

Balance at 30 June 2003 (unaudited)	4,814,878,163	4,815	60,477	(47,915)	(1,106)	16,271

See Note 17.

The accompanying notes are an integral part of these financial statements.

ORANGE—CONSOLIDATED CASH FLOW STATEMENTS

		Six Months Ended 30 June
In millions of euro				Year Ended 31 December 2002
	Note	2003	2002
		(unaudited)
OPERATING ACTIVITIES
Net income (loss)		3,264	(862)	(4,536)
Depreciation and amortisation of property, plant and equipment, intangible assets and goodwill	8, 9, 10	1,281	1,216	2,659
Exceptional items before tax (non cash items)	7	116	1,080	5,236
Loss on disposal of assets		20	6	19
Changes in valuation allowances and other provisions, before exceptional items		16	(13)	(4)
Unrealised foreign exchange losses		83	—	—
Equity in net loss of affiliates (excluding goodwill amortisation)	10	106	207	385
Deferred income taxes	6	(1,989)	57	104
Minority interests	16	71	68	171
Other elements		(1)	—	1

Funds generated from operations		2,967	1,759	4,035

Change in other operating assets and liabilities		107	(140)	—
Securitisation of receivables	20	(26)	—	582

Net cash provided by operating activities		3,048	1,619	4,617

INVESTING ACTIVITIES
Purchase of property, plant and equipment and intangible assets (excluding UMTS licences and net of movements on fixed assets creditors(1))	8, 9	(1,292)	(1,804)	(3,538)
Purchase of UMTS licences	21	—	—	(35)
Cash paid for investment securities and acquired business, net of cash acquired	21	(88)	(288)	(834)
Proceeds from sale of investments and other assets	21	2	1	8

Net cash used in investing activities		(1,378)	(2,091)	(4,399)

FINANCING ACTIVITIES
Increase (decrease) in long-term borrowings		(490)	(425)	106
Increase (decrease) in bank overdrafts and short-term borrowings		(508)	528	(516)
Increase in UMTS vendor financing	13	9	279	297
Increase (decrease) in shareholder's contribution and dividends paid to minority shareholders		(20)	2	(5)

Net cash (used in) provided by financing activities		(1,009)	384	(118)

(Decrease) increase in cash and cash equivalents		661	(88)	100
Impact of changes in exchange rates on cash and cash equivalents		(36)	(16)	(26)
Cash and cash equivalents at beginning of period	12	828	754	754

Cash and cash equivalents at end of period	12	1,453	650	828

(1)
Movements on fixed assets creditors resulted in a cash inflow (outflow) of €(366) million, €(310) million and €(204) million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively.

ADDITIONAL INFORMATION
Cash paid during the year for:
—Interest	(215)	(238)	(418)
—Income taxes	(60)	(490)	(595)

The accompanying notes are an integral part of these financial statements.

ORANGE—NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.     DESCRIPTION OF BUSINESS

        Orange S.A. (the "Company") is listed on the Premier Marché of Euronext Paris and the London Stock Exchange.

        The Company, its subsidiaries, jointly controlled entities, associates and investments (together "Orange") offer a broad range of mobile voice and data communications services in France, the United Kingdom and in selected markets in continental Europe and in the rest of the world.

2.     ACCOUNTING POLICIES

        Orange's consolidated six months financial statements are prepared in accordance with French generally accepted accounting principles under Rule 99-02 of the Comité de la Réglementation Comptable (CRC), and in accordance with the recommendations of the Conseil National de la Comptabilité (CNC) relating to the preparation of interim financial statements.

        The management of Orange believes that the unaudited interim financial information contained in this document presents fairly, in all material respects, the financial position of Orange at 30 June 2003 and the consolidated results and cash flows for the six-month periods ended 30 June 2003 and 2002.

        Orange's interim financial information should be read in conjunction with the consolidated financial statements as at and for the year ended 31 December 2002 presented in the Document de Référence, which was filed with the Commission des Opérations de Bourse (COB) on 5 June 2003 under reference No. R.03 -109.

FIRST TIME APPLICATION OF NEW ACCOUNTING PRONOUNCEMENTS

  •
  Rule 02-10 of the CRC provides new definitions for depreciation and specifies circumstances under which an impairment review of long-lived assets should be conducted. It becomes effective for financial statements covering periods beginning on or after 1 January 2005, but its adoption could be anticipated as of 1 January 2002. Orange did not anticipate the adoption of this new rule in 2002 nor in 2003. However, Orange is currently reviewing the provisions of this new rule and assessing its implementation process as well as its potential impact on Orange's results of operations and financial position.

  •
  On 1 April 2003, the CNC issued a Recommendation 03-R-01 addressing the accounting and measurement rules for post-employment benefits, other long-term employee benefits and termination benefits. This recommendation is applicable as of 1 January 2004 but its adoption can be anticipated as of 1 January 2003. Orange currently considers that the adoption of this recommendation is unlikely to have a material impact on its results of operations or its financial position.

  •
  The Loi de Sécurité Financière was published in the Journal Officiel on 2 August 2003. Among other things, this text abolishes the obligation to hold at least one ownership share of a controlled entity to enable its consolidation. This new provision will be applicable as of 1 January 2004. Orange will review the provisions of this new text in light of further clarifications currently expected from the French accounting regulators.

PRESENTATION OF THE FINANCIAL STATEMENTS

  •
  In the consolidated income statement, operating charges are presented on a functional basis, except for net depreciation and amortisation, which are shown under two separate headings being "Depreciation and amortisation (excluding goodwill)" and "Goodwill amortisation".

  •
  "Other non-operating income (expense), net" primarily relate to:

  •
  Gains and losses on the disposal of consolidated subsidiaries and investment securities, including dilution results.

  •
  Losses on disposal of securitised receivables.

  •
  All income taxes, except income taxes relating to exceptional items, are shown under the heading "Income taxes before exceptional items". Total income taxes are presented in Note 6.

  •
  The heading "Goodwill amortisation" includes goodwill of all consolidated companies as well as those accounted for using the equity method.

  •
  Exceptional items relate to:

  •
  Exceptional impairment charges and other related charges (and their related tax credit) recorded as a result of the impairment reviews conducted on Orange's goodwill and other long-lived assets at each closing date.

  •
  Exceptional costs arising from discontinued activities or projects (and their related tax credit), where their relative significance exceeds ordinary activity. Such costs generally include write-off of fixed assets, restructuring provisions and other closure or termination expenses.

        "Exceptional items before tax" and "Income taxes on exceptional items" are detailed in Note 7.

  •
  The balance sheet classifies assets and liabilities based on liquidity or maturity dates, and presents short-term balances (due within one year) separately from long-term balances.

  •
  The cash flow statement excludes from changes in cash any changes in bank overdrafts and marketable securities having maturity in excess of three months at the time of purchase, which are presented respectively as financing and investing activities.

CONSOLIDATION PRINCIPLES

        The consolidation principles are as follows:

  •
  Subsidiaries, which the Company controls either directly or indirectly, are fully consolidated.

  •
  Companies in which Orange and a limited number of other shareholders have agreed to exercise joint control are accounted for using the proportionate consolidation method.

  •
  Companies over which Orange exercises significant influence but does not control (generally a 20% to 50% voting interest) are accounted for under the equity method.

        All material inter-company balances and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

        The financial statements of foreign subsidiaries presented in local currency are translated as follows:

  •
  Assets and liabilities are translated at the closing rate.

  •
  Items in the consolidated income statement are translated at the average rate for the period.

  •
  The resulting translation adjustment is included as a separate component of shareholders' equity.

        The financial statements of entities, which operate in a hyper inflationary environment, have been remeasured into their functional currency, prior to converting to euro, using the following method:

  •
  Monetary elements of the balance sheet are translated at the closing rate.

  •
  Non monetary elements are converted at the historic rate.

  •
  Items in the consolidated income statement are translated at the average rate for the period except for depreciation and provision charges and reversals which are translated at the historic rate.

  •
  The resulting translation adjustment is recorded in the consolidated income statement as an exchange gain or loss.

TRANSACTIONS IN FOREIGN CURRENCIES

        At year-end, monetary balances denominated in foreign currencies are translated using closing exchange rates. Unrealised gains and losses on balances denominated in foreign currencies, which are not hedged, are recognised in the consolidated income statement of the corresponding period.

REVENUE RECOGNITION

        Orange derives network revenues (see Note 3) from:

  •
  Fixed monthly access charges and network usage (including revenues from incoming and outgoing traffic and value added service fees); and

  •
  Payments received outside France and some of its consolidated subsidiaries in the Rest of world segment, from other local mobile network operators for delivering calls originating on their networks and terminating on Orange's networks.

        Orange also receives turnover from:

  •
  Sales of telecommunication equipment, i.e. handsets and accessories, through the retail outlets Orange owns and from dealers and distributors; and,

  •
  Other sources such as connection fees.

        Network revenues are recognised when the related services, i.e. airtime, roaming and other value-added services, are rendered.

        Revenues from sales of telecommunication equipment and connection fees are recognised upon delivery to the customer or activation by the customer, as appropriate.

        Orange sometimes enters into agreements with third-party providers by which Orange customers are given access to contents or information, originated by the third-party provider, through the Orange network. Orange assesses whether revenue should be recorded on a gross or net basis depending on the specific features of each arrangement. The main indicators of gross revenue reporting, which are reviewed by Orange when forming a judgement on such arrangements, are the following:

  •
  Orange's reasonable latitude in establishing the price with the end customer for the service.

  •
  Orange's responsibility for providing customer remedy in the event of dissatisfaction.

SUBSCRIBER ACQUISITION AND RETENTION COSTS

        Subscriber acquisition and retention costs are expensed as incurred.

        All commissions paid to the distribution channel under the condition that the distributor connects a new customer to the Orange network or retains an existing Orange customer, therefore resulting in an identifiable economic benefit for Orange in the form of incremental network revenues, are expensed.

        Subscriber acquisition costs are analysed separately (see Note 3) by:

  •
  Subtracting revenue received from handset sales from the total cost of handsets included in "cost of sales"; and

  •
  Adding this amount to the commissions and rebates paid to distributors, which are included in "selling, general and administrative expenses".

ADVERTISING COSTS

        Advertising costs are expensed as incurred.

RESEARCH AND DEVELOPMENT

        Research and development costs are expensed as incurred.

WEBSITE DEVELOPMENT COSTS

        Costs relating to the development of websites are capitalised or expensed depending on the phase of development of sites: costs relating to the planning and operating stages are expensed as incurred, costs related to development and creation of the design are capitalised. Orange's accounting policy is in line with the requirements of the Avis 2003-05 of the CNC dated 1 April 2003.

MARKETABLE SECURITIES

        Marketable securities are valued at historical cost. When necessary, a provision is recorded on an investment by investment basis to adjust this value to the average market value over the month prior to period end or their estimated trading value for securities not publicly traded.

CASH AND CASH EQUIVALENTS

        Cash and cash equivalents consist of cash and highly liquid investments, with no capital risk, with maturities generally of three months or less at the time of purchase, and are stated at cost which approximates realisable value.

CREDIT RISK ON TRADE ACCOUNTS RECEIVABLE AND SECURITISATION OF TRADE RECEIVABLES

        Allowances are set up against the estimated cost of non-recovery of receivables. Allowances are based on an individual or statistical evaluation of the risk of non-recovery.

        In view of its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries, Orange does not consider itself exposed to a concentration of credit risk.

        Securitised receivables are derecognised from "Trade accounts receivable, less allowances" when the rights and obligations attached to such receivables are transferred to third parties and the resulting loss is included in "Other non-operating expenses, net". Interests retained by Orange (i.e. through deferred purchase prices, which are subordinated for risk of non-recovery of the underlying securitised receivables) are recorded in "Other long term assets" in the balance sheet (see Note 20). Depreciation of such retained interests is determined based on the risk of non-recovery of the receivables sold and related income statement movements are included within "Selling, general and administrative expenses".

INVENTORIES

        Inventories principally comprise of handsets. Inventories are stated at the lower of cost or probable net realisable value, taking into account future revenues expected from subscriptions. Cost is determined on a first in first out basis or using weighted average cost formulae.

PURCHASE ACCOUNTING

        Upon acquisition of a business, its cost of acquisition is allocated on a fair value basis to the identifiable assets and liabilities of the business acquired.

        The excess of the purchase price over the fair value of the share of identifiable assets and liabilities of the business acquired is recorded under the heading "Goodwill, net" for the consolidated entities and included in the heading "Investments accounted for under the equity method" for entities over which Orange has significant influence.

        Goodwill arising on the acquisition of a foreign entity is treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

        Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition.

        The fair value of goodwill is subject to impairment review at each closing date, when events or circumstances occur indicating that impairment might exist. Such events or circumstances include significant adverse changes, other than temporary, in the assumptions or expectations considered at the time of the acquisition.

        Orange assesses the fair value of goodwill for all its operations and affiliates on an entity by entity basis.

        The need to recognise impairment is assessed by reference to the estimated fair value of each entity, which is compared with its carrying value in Orange's consolidated financial statements. The fair value is defined as the higher of the market value and value in use.

        The market value is the estimated selling price less the costs of disposal, which could be obtained by Orange through the divestiture of an operation in an arm's length transaction. Such estimate is based on the best information available at the closing date, taking into account specific circumstances. Due to the volatility of the market capitalisation in the telecommunication industry, the value in use of goodwill is preferably assessed with reference to the discounted cash flow methodology. Discounted cash flows are assessed for each operation based on reasonable and supportable assumptions, that represent management's best estimate of the set of economic assumptions that will exist over future years, and are determined as follows:

  •
  Future cash flow projections are based on the most recent business plans approved by the management of Orange and cover a period of 5 to 10 years as appropriate.

  •
  Cash flow projections beyond the period covered by the business plans are estimated by extrapolating the projections using a perpetual growth rate specific to each operation.

  •
  The appropriate discount rates are applied to these future cash flows.

        For operations to be divested, the fair value of goodwill is determined based on the operation's estimated net selling price.

        In accordance with the purchase method of accounting under paragraph 215 of Rule 99-02 of the CRC, the historical carrying value of the business acquired is reflected in the acquirers' financial statements when the acquisition meets the criteria set out in paragraph 215 (amongst other criteria the acquisition must cover at least 90% of the shares of the company in a single transaction and must be settled through a share issue by the acquirer).

PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS

        Licences to operate mobile networks are recorded within intangible assets. They are recorded at cost of acquisition (i.e. up front payment or present value of future payments if they can be reasonably estimated, as appropriate), excluding interest arising from debt incurred to finance the licences, and are amortised on a straight-line basis over the period over which Orange expects to benefit from the use of the licence, taking into account the likelihood of licence renewal as appropriate. They are amortised from the date of commercialisation of services.

        The Orange France UMTS licence has been accounted for in compliance with the statement issued by the Emergency Task Force of the CNC. Accordingly, the up front fee paid on 30 September 2001 for an amount of €619 million was recorded as an intangible asset. An additional variable fee (1% of Orange France future UMTS turnover) will be payable annually and expensed as incurred.

        Subscriber relationships are recorded at cost within intangible assets. Their cost is assessed through a purchase price allocation exercise (see Note 8), on a cash flow basis relating to the subscribers' concentration in the related markets at the time of acquisition. They are not amortised but subject to an impairment review at each closing date (see below impairment of long-lived assets).

        Purchases of capacity transmission on Land and submarine cables (Indeafisable Rights of Use"IRU's") are recorded within intangible assets and amortised on a straight line basis over the estimated useful life.

        Property, plant and equipment are recorded at cost of acquisition or at construction cost, including, for the cost of networks, planning and construction costs, site installation and equipment upgrade costs.

        Interest arising from debt incurred to finance construction and development of tangible assets is capitalised as part of the cost of the assets during the construction period.

        Repairs and maintenance and removal costs are expensed when incurred.

        Depreciation of property, plant and equipment is calculated on a straight-line basis over their estimated useful lives.

        Main estimated useful lives are as follows:

Analogue and GSM network	5 to 8 years
Buildings and fittings	10 to 30 years
Computer equipment and software excluding network equipment	3 to 5 years
Other	3 to 10 years

        Leased assets are recorded as a fixed asset and a related liability when the terms of the lease effectively transfer the risks and rewards of ownership of the asset to Orange.

IMPAIRMENT OF LONG-LIVED ASSETS

        Property, plant and equipment and intangible assets are written down when, as a result of events or changes in circumstances, which include evidence of obsolescence or physical damage or economic performance below initial expectations or other internal or external indicators, their fair value appears to be permanently less than their carrying value. Fair value is defined as the higher of the market value and value in use.

        Impairment is determined for each group of assets by comparing their carrying value with their fair value. Should the above comparison indicate that an asset is permanently impaired, the write-down recognised is equivalent to the difference between carrying value and fair value. For assets to be held and used, fair value is principally determined based on the estimated value in use, which is represented by the future economic benefits expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Fair value is determined on the basis of discounted cash flows, which are based on reasonable and supportable assumptions that represent management's best estimate of the set of economic conditions that will exist over the remaining useful life of the asset, or by reference to replacement cost for used equipment or cost of alternative technologies.

        For assets to be disposed of, fair value is determined based on the estimated net selling price, with reference to market prices.

NON CONSOLIDATED INVESTMENTS

        Non consolidated investments are stated at cost. An allowance is recorded when the fair value, as estimated by management based on a multi-criteria analysis, which includes the review of indicators such as market prices, potential commercial developments, return on investment and revalued net shareholders'equity, and taking into consideration the specific nature of each investment, is permanently less than carrying value.

DEFERRED INCOME TAXES

        Deferred income taxes are accounted for on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes, as well as those arising from tax loss carry forwards. A valuation allowance is set up against deferred tax assets to the extent that the recovery of these taxes is not considered probable.

        Deferred taxes are calculated using the liability method, applying the enacted tax rates applicable at the time the temporary difference is expected to reverse or the tax loss carry forwards are expected to be utilised. Where significant, deferred tax assets and liabilities are discounted when reversals of timing differences and utilisation of tax loss carry forwards can be reliably scheduled. The discount rate used incorporates a risk premium as assessed by management based on reasonable assumptions.

        In compliance with the statement issued by the Comité d'urgence of the CNC on 18 December 2002, no deferred tax asset or liability is recorded as a result of the elimination of the gains or losses arising from inter-company transfers of investments in consolidated entities or of tax deductible provisions for depreciation and risks on such shares, except to the extent that net deferred tax assets have been recognised in respect of the tax loss carry forwards of the related entities.

        Income tax expense is recognised in each interim period based on the best estimate of the weighted average annual income tax rate by tax jurisdiction expected for the full financial year.

DEBT ISSUE COSTS

        Debt issue costs are deferred and expensed through income over the term of the facility.

PROVISION FOR RISKS AND LIABILITIES

        Provisions for identified risks and liabilities of uncertain timing or amount are recorded when Orange has a present obligation (legal or constructive) to a third-party as a result of a past event and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation.

RETIREMENT INDEMNITIES

        In France, legislation requires that lump sum retirement indemnities be paid to employees based upon their service life and level of compensation upon retirement. The actuarial cost of this unfunded obligation is charged to the consolidated income statement over the employees' service lives. The effect of changes in assumptions is accounted for in the consolidated income statement over the average remaining service life of employees.

        In England, Orange plc operates two defined contribution pension schemes for eligible employees. Contributions to these two plans are expensed as incurred (see Note 4).

FINANCIAL INSTRUMENTS

        Interest rate and foreign currency risks are managed using derivative financial instruments, primarily interest rate swaps, forward exchange contracts, currency swaps and exchange rate options. All such instruments are entered into for hedging purposes.

        Income and costs resulting from the use of these instruments are recorded in the consolidated income statement in the same manner as compared with the underlying transaction being hedged:

  •
  Differences between interest receivable and interest payable on swaps are recorded in the consolidated income statement over the life of the contract as an adjustment to the interest expense.

  •
  The gains and losses generated by forward exchange contracts and currency swaps designated as hedging operations are recorded as exchange rate corrections resulting from the item hedged.

  •
  The gains and losses resulting from forward exchange contracts and currency swaps designated as hedging operations and allocated to the hedging of firm commitments or identifiable future transactions are deferred and taken into account in the valuation of the transaction at maturity.

EARNINGS PER SHARE

        Basic earnings per share are calculated based on the weighted average number of shares outstanding during the year.

        Diluted earnings per share take account of conversion into ordinary shares of existing potentially dilutive instruments. Diluted earnings are calculated as net income adjusted for the financial charges of dilutive instruments, net of their effect on taxation and employee profit sharing.

SHARE BASED COMPENSATION

        Shares issued upon exercise of subscription options granted to employees are reflected as a share capital increase on the exercise date at the exercise price of the option.

        Treasury shares acquired by Orange in connection with purchase options granted to employees are presented within "Marketable securities". An allowance is recorded, whenever their cost is higher than the exercise price of the options.

        Social charges relating to the share option plans are provided for when it is probable that the options will be exercised.

USE OF ESTIMATES

        Orange's reported financial position and results of operations are sensitive to accounting methods, assumptions, estimates and judgements that underlie the preparation of the financial statements. Orange bases its estimates on its past experience and on various other assumptions deemed reasonable, the results of which form the basis for making judgements about the carrying values of assets and liabilities. Due to different assumptions and situations, the actual results may differ significantly from these estimates.

        The positions taken by Orange in application of these accounting principles, the estimates made by management and the sensitivity of the reported results to circumstances and assumptions used by management are factors to be taken into consideration when reading the financial statements of Orange.

        The preparation of the financial statements in conformity with generally accepted accounting principles requires the management of Orange to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes, notably with regard to provision for risks, deferred tax assets, goodwill and other intangible assets and investment securities as well as the description of liquidity.

3.     SEGMENT REPORTING AND PRO FORMA INFORMATION

Segment reporting

        Orange operates within the mobile telecommunication sector in three segments identified as follows:

  •
  The segment "France" includes mobile telephony within mainland France, the French West Indies and La Réunion.

  •
  The segment "United Kingdom" includes mobile telephony within the United Kingdom. In the consolidated income statements, all amounts in pounds sterling were converted into euro at the average rates of €1.4596, €1.6090 and €1.5909 per pound sterling for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively. All pound sterling denominated balance sheet amounts were converted into euro at the applicable period end rates. The change in the sterling to euro translation rate for the six months ended 30 June 2003 and for the year ended 31 December 2002 resulted in a significant decrease in all pound sterling denominated balance sheet amounts during those two periods (see Note 17).

  •
  The segment "Rest of world" includes mobile telephony in all the other European and International subsidiaries.

        Shared Group Functions include all the activities related to the development of group wide wirefree services, Group overheads and other common expenses.

        The main changes, which occurred in the Orange consolidation scope during the six months ended 30 June 2003 and the year ended 31 December 2002 are presented in Note 26.

        The main operating indicators by segment for the periods presented are as follows:

	Six Months Ended 30 June
(in millions of euro except number of employees)			Year Ended 31 December 2002
	2003	2002
	(unaudited)
France
Network revenues	3,542	3,371	6,989
Turnover	3,806	3,636	7,651
Operating income before depreciation and amortisation and before SAC's	1,957	1,682	3,548
SAC's	(222)	(371)	(686)
Operating income before depreciation and amortisation	1,735	1,311	2,862
Depreciation and amortisation(1)	(347)	(321)	(666)
Operating income	1,388	990	2,196
Purchase of property, plant and equipment and intangible assets(2)	291	325	803
Total property, plant and equipment and intangible assets(3)	3,588	3,572	3,691
Average number of employees(4)	7,679	7,860	7,833
United Kingdom
Network revenues	2,590	2,587	5,345
Turnover	2,852	2,870	5,961
Operating income before depreciation and amortisation and before SAC's	1,227	1,112	2,383
SAC's	(219)	(257)	(582)
Operating income before depreciation and amortisation	1,008	855	1,801
Depreciation and amortisation(1)	(402)	(378)	(803)
Operating income	606	477	998
Purchase of property, plant and equipment and intangible assets(2)	361	568	1,145
Total property, plant and equipment and intangible assets(3)	9,326	9,878	10,006
Average number of employees(4)	11,298	11,202	11,437
Rest of world
Network revenues	1,851	1,454	3,258
Turnover	2,043	1,626	3,657
Operating income before depreciation and amortisation	680	334	880
Depreciation and amortisation(1)	(417)	(356)	(882)
Operating income (loss)	263	(22)	(2)
Equity in net loss of affiliates(1)	(106)	(207)	(385)
Purchase of property, plant and equipment and intangible assets(2)	247	517	1,263
Total property, plant and equipment and intangible assets(3)	6,935	8,463	7,726
Investments accounted for under the equity method(3)	1,560	3,582	1,956
Average number of employees(4)	10,785	10,209	10,722
Shared Group Functions
Turnover	—	—	—
Operating loss before depreciation and amortisation(5)	(155)	(196)	(397)
Depreciation and amortisation(1)	(16)	(4)	(13)
Operating loss	(171)	(200)	(410)
Purchase of property, plant and equipment and intangible assets(2)	27	23	71
Total property, plant and equipment and intangible assets(3)	106	56	85
Average number of employees(4)	831	879	884

Reconciling Items
Network revenues—Inter-segment elimination	(57)	(41)	(104)
Turnover—Inter-segment elimination	(86)	(73)	(184)
Total Orange
Network revenues	7,926	7,371	15,488
Turnover	8,615	8,059	17,085
Operating income before depreciation and amortisation	3,268	2,304	5,146
Depreciation and amortisation(1)	(1,182)	(1,059)	(2,364)
Operating income	2,086	1,245	2,782
Equity in net loss of affiliates(1)	(106)	(207)	(385)
Purchase of property, plant and equipment and intangible assets(2)	926	1,433	3,282
Total of property, plant and equipment and intangible assets(3)	19,955	21,969	21,508
Investments accounted for under the equity method(3)	1,560	3,582	1,956
Average number of employees(4)	30,593	30,150	30,876

(1)
Excluding goodwill amortisation.

(2)
Purchase of property, plant and equipment and intangible assets includes additions to intangible and tangible fixed assets, excluding UMTS licences.

(3)
Including goodwill.

(4)
Average full time equivalents.

(5)
The operating loss before depreciation and amortisation of Shared Group Functions includes the loss arising from the development of group wide wirefree services amounting to €37 million, €21 million and €89 million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively. It also includes management fees from France Telecom amounting to €26 million, €21 million and €41 million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively.

Pro forma information

        In order to permit a more meaningful comparison of Orange's performance, the following selected financial information for the six months ended 30 June 2002 has been recalculated on a pro forma basis as follows:

  •
  In order to exclude the impact of fluctuations in foreign exchange rates, the selected financial information for the six months to 30 June 2002 has been recalculated using the foreign exchange rates for the six months to 30 June 2003.

  •
  MobiNil for Telecommunications ("MobiNil"), which was acquired on 1 July 2002 and proportionally consolidated as of that date, has been proportionally consolidated in the pro forma selected financial information presented below, as if MobiNil had been part of Orange over the period 1 January 2002 to 30 June 2002.

	Six months ended 30 June
(in millions of euro)	2003	2002 Pro forma
	(unaudited)
Network revenues	7,926	7,211
Turnover	8,615	7,877
Operating income before depreciation and amortisation	3,268	2,288
Operating income	2,086	1,245
Purchase of property, plant and equipment and intangible assets(1)	926	1,392

(1)
Purchase of property, plant and equipment and intangible assets includes additions to intangible and tangible fixed assets, excluding UMTS licences.

4.     PERSONNEL COSTS

	Six Months Ended 30 June
(in millions of euro except employee numbers)			Year Ended 31 December 2002
	2003	2002
	(unaudited)
Average number of employees(1)	30,593	30,150	30,876
Personnel costs:
Wages and salaries	645	635	1,279
Social charges and other pension related charges	139	125	281

Total	784	760	1,560

(1)
Average full time equivalents.

Profit sharing in France

        In addition, personnel costs include employee profit-sharing expenses of the French operating entities totaling €29 million, €22 million and €44 million for the six months ended 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

Civil servants in France

        Civil servants employed by France Telecom and performing functions for Orange France pursuant to contracts or outsourcing arrangements between France Telecom and Orange France are included in Orange's average number of employees: they represented 488, 610 and 549 average full time equivalents at 30 June 2003, 2002 and 31 December 2002 respectively. The related costs incurred by Orange France (primarily arising from the recharge by France Telecom of salaries and social charges) are reflected in the reported personnel costs: they amounted to €11 million, €14 million and €26 million for the six months to 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

Retirement indemnities

        In France, the net present value of future payments in relation to the obligation to pay a lump sum indemnity to employees upon retirement (see Note 2) reflected in Orange's consolidated financial statements was inferior to €1 million at 30 June 2003 and 31 December 2002, due to the age profile of the employees and high turnover rates.

        In the United Kingdom, contributions under defined contribution pension schemes (see Note 2) amounted to €10 million, €11 million and €22 million for the six months ended 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

Incentive plans

        As part of the formation of Orange, various incentive plans, such as share option schemes, have been put in place for the employees and management of Orange (see Note 18).

5.     OTHER NON-OPERATING EXPENSES, NET

        For the six months ended 30 June 2003, other non-operating expenses, net primarily include the provision of €23 million recorded by Orange plc in connection with the early redemption of its senior notes due in August 2008 (see Note 12 and Note 19).

        For the year ended 31 December 2002, other non-operating expenses, net primarily included losses on disposal of securitised receivables amounting to €12 million.

6.     INCOME TAXES

        The Company files a consolidated tax return for all French subsidiaries in which it holds 95% or more of the share capital since 1 January 2002 (see Note 26).

        The income tax charge is analysed as follows:

	Six Months Ended 30 June
(in millions of euro)			Year Ended 31 December 2002
	2003	2002
	(unaudited)
Current income taxes before exceptional items	(40)	(325)	(640)
Deferred income taxes before exceptional items	(643)	(57)	(171)

Income taxes before exceptional items	(683)	(382)	(811)

Deferred income taxes on exceptional items	2,632	—	67

Incomes taxes on exceptional items	2,632	—	67

Total	1,949	(382)	(744)

Including:
France	2,211	(273)	(532)
United Kingdom	(183)	(131)	(238)
Other tax jurisdictions	(79)	22	26

        In 2002, Orange initiated a number of changes in its internal organisation with a view to improve its operating efficiency in three main areas, namely mass market products and services, business services and technical development. As part of this operating and strategic review, Orange initiated, during 2002, a project to bring Orange's international operations outside France and the United Kingdom under a single management organisation. This reorganisation, which was implemented during the first six months to 30 June 2003, resulted in the alignment of Orange's corporate structure with its new operating structure and consequently, Orange's main subsidiaries, affiliates and investments outside France and the United Kingdom were regrouped under a UK holding entity, Orange Global Limited, a wholly owned subsidiary of the Company.

        This reorganisation crystallised a total €11.5 billion tax losses in France during the first six months to 30 June 2003, of which approximately €9 billion of operating tax losses and €2.5 billion of capital losses. These tax losses primarily arise from the cumulative depreciation booked against the Company's investment in Wirefree Services Belgium ("WSB"), as reflected in the Company's statutory balance sheet at 31 December 2002, and resulting mainly from the loss in value of WSB's underlying investments in MobilCom, Wind and Orange Nederland N.V. Given the foreseeable net taxable results of the French tax group for the next years, Orange recognised a net exceptional deferred tax credit of €2,590 million, representing the net present value of the expected tax savings arising from the utilisation of the operating tax losses generated through the reorganisation. This exceptional deferred tax credit is reflected under the heading "Income taxes on exceptional items" in Orange's income statement for the six months ended 30 June 2003. Part of these tax losses have been utilised against the taxable profits generated by the French tax group during the first six months to 30 June 2003, resulting in a deferred tax charge of €384 million reflected under the heading "Income taxes before exceptional items" and no current tax charge incurred by Orange in France over that period.

        The reconciliation between the income tax expense computed at the French statutory tax rate and the effective income tax expense (income taxes before exceptional items) is as follows:

	Six Months Ended 30 June
(in millions of euro)			Year Ended 31 December 2002
	2003	2002
	(unaudited)
Income tax calculated at the enacted tax rate(1)	(634)	(365)	(813)
Impact of unused tax losses carried forward and other temporary differences(2)	(35)	2	27
Impact of non French tax rates, permanent differences and changes in income tax rate	(14)	(19)	(25)

Effective income tax before exceptional items	(683)	(382)	(811)

(1)
Enacted income tax rate was 35.43% over all the periods presented, applied to "Income of controlled entities before exceptional items" before tax, i.e. €1,789 million, €1,032 million and €2,295 million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively.

(2)
Relates to start up operations in respect of which deferred tax assets are fully provided for (refer to Note 2). In 2002, this line also included the impact arising from the first recognition of a deferred tax asset with respect to the tax losses carried forward of Mobistar S.A. (€58 million for the six months to 30 June 2002 and €95 million for the year ended 31 December 2002).

        The analysis of deferred tax assets net of deferred tax liabilities and valuation allowance, by nature of temporary differences, is as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Losses carried forward	3,352	1,215
Tax accelerated depreciation	(142)	(77)
Other deferred tax assets (liabilities)	184	170
Valuation allowance	(1,150)	(1,048)

Deferred tax assets, net	2,244	260

Including:
France	2,276	64
United Kingdom	(51)	139
Other tax jurisdictions	19	57

        In addition, the Company has accumulated capital losses carried forward(1), of which €2.5 billion were crystallised through the reorganisation of Orange's international operations (see above). No deferred tax asset has been recognised on these capital losses carried forward in the table shown above.

(1)
In France, the enacted tax rate for capital losses carried forward is 20.2%.

        Deferred tax assets, gross amount to €3,519 million at 30 June 2003 (€1,427 million at 31 December 2002).

        Deferred tax assets and liabilities calculated on timing differences or losses carried forward, which are expected to reverse or to be utilised within the 12 months following the balance sheet date, are presented within current assets or liabilities. All other deferred tax assets and liabilities are presented within long-term assets or liabilities. The analysis of deferred tax assets and liabilities by maturity is as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Deferred tax assets
Current portion	873	314
Long-term portion	1,496	65

Total deferred tax assets	2,369	379

Deferred tax liabilities
Current portion	86	10
Long-term portion	39	109

Total deferred tax liabilities	125	119

        At 30 June 2003, the long-term deferred tax assets primarily relate to the operating tax losses of the French tax group (see above), which are expected to be utilised by the end of 2006.

7.     EXCEPTIONAL ITEMS

        Exceptional items are as follows:

	Six months ended 30 June		Year ended 31 December
(in millions of euro)
	2003	2002	2002
	(unaudited)
Impairment charges(1)	(38)	(1,080)	(4,730)
Exceptional costs:
—Decision to improve financial performance	(160)	—	(254)
—Withdrawal from Sweden	—	—	(252)

Exceptional items before tax	(198)	(1,080)	(5,236)

Deferred tax on exceptional items (see Note 6)	2,632	—	67

Exceptional items, net of tax	2,434	(1,080)	(5,169)

(1)
Inclusive of the €266 million release of the provision for risk on Wind for the six months ended 30 June 2003.

        For the six months ended 30 June 2003, exceptional items amount to a negative €198 million before a tax credit of €2,632 million and primarily include:

  •
  An exceptional deferred tax credit of €2,590 million recognised as a consequence of the reorganisation of Orange's international activities (see Note 6).

  •
  The release of the €266 million provision for risk on Wind recorded as at 31 December 2002 (see below), which was partially offset by an impairment of €33 million on Wind, as a result of the economic terms of the divestiture of Orange's 26.58% stake in Wind (see Note 10).

  •
  An exceptional impairment charge of €271 million on BITCO, Orange's 49% owned affiliate in Thailand (see Note 10).

  •
  Exceptional costs of €160 million before a deferred tax credit of €42 million arising from the decision taken by Orange in December 2002 to improve its financial performance (see below). They primarily comprise redundancy expenses and costs incurred in connection with discontinued projects (write-off of fixed assets, penalties and other exit costs), of which €82 million relate to cash payments made during the six months ended 30 June 2003.

        For the six months ended 30 June 2002, exceptional items included a €1,080 million interim impairment charge in relation to Wind.

        For the year ended 31 December 2002, exceptional items amounted to a negative €5,236 million before a tax credit of €67 million and primarily included the following elements:

  •
  Impairment charges and other related charges amounting to €4,730 million recorded in relation to the following assets held by Orange:

  •
  Wind for €3,038 million, of which €2,772 million were recorded against Orange's "investments accounted for under the equity method" and €266 million under the heading "accrued expenses and other current liabilities" (see Note 10).

  •
  Orange Nederland N.V. for a total €1,324 million, of which €213 million were recorded against this company's UMTS licence and €1,111 million against Orange's goodwill (see Note 8).

    •
    Orange Romania for €69 million recorded against Orange's goodwill (see Note 8).

    •
    Orange's non consolidated investments in Connect Austria, Optimus, BPL and Orange World's ventures for a total €191 million (see Note 11).

    •
    Orange Côte d'Ivoire for a total €108 million, of which €22 million were recorded against Orange's goodwill (see Note 8) and €86 million against this company's intangible and tangible assets, bringing the carrying value of this consolidated investment down to zero at 31 December 2002.

  •
  Exceptional costs arising from discontinued activities and projects amounting to a total €506 million, before a tax credit of €67 million (see Note 6). They mainly comprised the following:

  •
  Exceptional costs arising from the decision announced by Orange in December 2002 to withdraw from the Swedish market in direct response to the pressures placed upon it by the UMTS licence requirements and current market conditions. In line with this decision, Orange had significantly reduced the size of its operation with a redundancy program affecting its 234 staff. The total costs arising from the decision to discontinue Orange's activities in Sweden amounted to €252 million before tax and comprised redundancy and closure costs, write-off of fixed assets and provisions relating to Orange's existing commitments in Sweden.

  •
  Exceptional costs arising from the decision taken by Orange in December 2002 to improve its financial performance by placing stronger focus on generating cash, through savings in capital expenditure and significant reduction in costs and overheads from 2003 to 2005. These total costs amounted to €254 million before tax as at 31 December 2002 and comprised redundancy costs, costs incurred in connection with discontinued projects (write-off of fixed assets, penalties and other exit costs...).

8.     INTANGIBLE ASSETS

	At 30 June 2003			At 31 December 2002
(in millions of euro)	Cost	Amortisation	Net book value	Net book value
	(unaudited)
UMTS licences	7,292	(213)	7,079	7,468
Goodwill	4,200	(1,932)	2,268	2,527
Licences, patents and access rights	928	(392)	536	615
Subscriber relationship and GSM licence(1)	205	(4)	201	214
Other intangibles	84	(47)	37	44

Total	12,709	(2,588)	10,121	10,868

(1)
This heading comprises intangible assets arising from purchase price allocation exercises conducted on Orange Communications S.A. and Orange Nederland N.V. in 2001. The net book value of subscriber relationship amounts to €168 million and €17 million at 30 June 2003 (€179 million and €17 million at 31 December 2002) for Orange Communications S.A. and Orange Nederland N.V. respectively. The net book value of the GSM licence of Orange Communications S.A. amounts to €16 million at 30 June 2003 (€18 million at 31 December 2002).

        Additions to intangible fixed assets (excluding UMTS licences) amounted to €3 million, €94 million and €71 million for the six months ended 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

        Amortisation of intangible assets, excluding goodwill, amounted to €40 million, €38 million and €91 million for the six months ended 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

UMTS licences

        UMTS licences can be detailed as follows at 30 June 2003:

(in millions of euro)	Date of award	Local currency	Value in local currency	Euro equivalent
OPCS	September 2000	GBP	4,095	5,910
Orange Nederland N.V.	July 2000	EUR	223	223
Orange Communications S.A.	December 2000	CHF	55	36
Mobistar S.A.	March 2001	EUR	150	150
Orange France S.A.	August 2001	EUR	619	619
Orange A/S	September 2001	DKK	779	105
Orange Slovensko, a.s.	June 2002	SKK	1,499	36

Total				7,079

        As described in Note 2, UMTS licences will be amortised as from the date of commercialisation of services.

        The Management of Orange conducted impairment reviews on its UMTS licences at 30 June 2003 and 31 December 2002, in light of the following events and circumstances existing at each closing date:

  •
  In December 2002, the management of Orange announced its decision to review the launch plans of the 3rd generation technology ("3G") and adopt a more prudent timetable.

  •
  Regulatory changes likely to have an adverse impact on the future cash flows and results of operations of Orange UK took place in 2003:

  •
  On 24 July 2003, a 15% reduction in the termination charges of the four UK mobile operators was effected.

  •
  The Office of Telecommunications ("Oftel") published a consultation document containing proposals to introduce a three-year price control for mobile call termination, in line with the recommendation of the UK Competition Commission to reduce the termination charges of the UK mobile operators by Retail Price Index minus 15% per annum (for Vodafone and O2) or minus 14% per annum (for Orange and T-Mobile) for the three years to 31 March 2006. If these proposals remain unchanged following consultation, they could be implemented in the second half of 2003.

        When conducting such impairment reviews, the Management of Orange considered the close interrelation between the 2nd ("2G") and 3rd generation technologies, both from a technical and commercial perspective, based on the following facts:

  •
  The acquisition of UMTS licences provides Orange with enlarged frequency spectrum for the development of both voice and non-voice services.

  •
  The planning and roll out of the UMTS network is viewed as an enhancement and extension of the existing GSM network and the overall coverage and capacity strategies rely on the complementary nature of 2G and 3G technologies.

  •
  Future 3G services will be offered to Orange's existing 2G customers in order to improve customer loyalty and increase usage and average revenue per user, through enhanced voice and non-voice services. Many future 3G services will be derived from 3G type services already offered to customers on 2nd generation networks.

        Factors considered in the impairment reviews included the demand and speed of take up of 3G type services, the availability and functionality of network infrastructure and mobile devices, operating costs and capital expenditure requirements and the behaviour of competitors and regulatory authorities, all of which are, by their nature, subject to uncertainty which consequently affects estimation of future profits and cash flows.

        In addition, the management of Orange conducted a specific impairment review in the United Kingdom at 30 June 2003 and 31 December 2002 by comparing:

  •
  The combined carrying value of its 2nd and 3rd generation long-lived assets (including the UMTS licence and other tangible and intangible assets); with

  •
  The future cash flows determined based on Orange's most recent business plan and representing the economic benefits which are expected to arise from the continuing use of Orange's long-lived assets in the United Kingdom over the remaining useful life of the UMTS licence. A post-tax discount rate of 9% was applied to these post-tax future cash flows.

        Based on this analysis, no impairment was recorded on Orange's UMTS licence in the United Kingdom.

        At 31 December 2002, an exceptional impairment charge of €213 million was recorded against the carrying value of the UMTS licence held by Orange Nederland N.V. in The Netherlands (see below), bringing its carrying value down to €223 million.

Goodwill

        The table below presents the net book value of goodwill of fully and proportionally consolidated companies:

	Net book value
(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Orange Communications S.A.	1,359	1,497
Orange Romania S.A.	388	435
Orange Slovensko, a.s.	294	303
MobiNil	120	180
Other	107	112

Total (net)	2,268	2,527

        Goodwill is amortised over a period ranging from 5 to 20 years depending on the specific nature of the business acquired and on the strategic value of each acquisition. In the consolidated income statements, amortisation of goodwill—relating to fully and proportionately consolidated companies—amounted to €69 million, €97 million and €205 million for the six months to 30 June 2003, 2002 and the year ended 31 December 2002.

        As described in Note 2, the fair value of goodwill was reassessed on an entity by entity basis at 30 June 2003 and at 31 December 2002, as part of the review of Orange's long lived assets.

        At 30 June 2003 and 31 December 2002, the following perpetuity growth rates and post-tax discount rates were applied to the expected post-tax cash flows of Orange's operations in Switzerland, The Netherlands, Romania and Slovakia, representing management's best estimate of the set of economic assumptions that would exist over future years:

	Perpetuity growth rate	Discount rate
Orange Communications S.A.	3.0%	8.9%
Orange Nederland N.V.	3.0%	9.0%
Orange Romania S.A.	3.0%	15.6%
Orange Slovensko, a.s.	3.0%	13.7%

        The sensitivity of Orange's share in the estimated fair value of those operations at 30 June 2003 to an uncontrolled change of one percentage point in the perpetuity growth rate or in the discount rate compared to the assumptions highlighted above is as follows:

		Impact of a one percentage point change in the assumptions used decrease/increase
	Excess of estimated fair value on carrying value(1)
(in billions of euros)		Perpetuity growth rate	Discount rate
Orange Communications S.A.	0.76	(0.43)/0.59	0.70/(0.50)
Orange Nederland N.V.	0.13	(0.13)/0.18	0.21/(0.15)
Orange Romania S.A.	0.17	(0.04)/0.05	0.07 /(0.06)
Orange Slovensko, a.s.	0.48	(0.10)/0.12	0.15/(0.12)

(1)
The carrying value referred to in the table shown above is the cost of Orange's investment in each of its consolidated entities, i.e. Orange's share of net assets increased by the net carrying value of goodwill.

        Based on this analysis, no impairment charge was recorded for the six months to 30 June 2003.

        At 31 December 2002, an exceptional impairment charge of €1,324 million was recorded in relation to Orange Nederland N.V., of which €1,111 million were allocated to Orange's goodwill and €213 million to the UMTS licence held by this company (see Note 7). This impairment charge was recorded in light of the highly competitive environment prevailing in The Netherlands, a five player market, where Orange Nederland N.V. only had a market share of 8.6% at 31 December 2002.

        Additionally, impairment charges totalling €69 million and €22 million respectively were recorded in relation to goodwill on Orange Romania S.A. and Orange Côte d'Ivoire for the year ended 31 December 2002 (see Note 7).

9.     PROPERTY, PLANT AND EQUIPMENT

	At 30 June 2003			At 31 December 2003
(in millions of euro)	Cost	Acc Deprec.	Net book value	Net book value
	(unaudited)
Land and buildings	3,963	(1,519)	2,444	2,451
Network equipment	10,720	(5,059)	5,661	6,295
Computer and terminal equipment (excluding network)	2,956	(1,663)	1,293	1,426
Other	918	(482)	436	468

Total	18,557	(8,723)	9,834	10,640

        Changes in the net book value of property, plant and equipment are as follows for the six months to 30 June 2003:

(in millions of euro)
Balance at beginning of period	10,640
Acquisitions of property, plant and equipment	923
Depreciation expense	(1,142)
Translation adjustment	(497)
Other movements(1)	(90)

Balance at end of period (unaudited)	9,834

(1)
:  Including the write-off of fixed assets reflected in "Exceptional items before tax" in an amount of €45 million for the six months ended 30 June 2003.

        The net book value of land and buildings included €2,212 million of network infrastructure at 30 June 2003 (€2,203 million at 31 December 2002).

        Interest charges capitalised under the value of property, plant and equipment amounted to €79 million at 30 June 2003 (€98 million at 31 December 2002).

        The net book value of assets under capital leases amounted to €701 million at 30 June 2003 (€905 million at 31 December 2002).

        Depreciation of property, plant and equipment amounted to €1,142 million, €1,021 million and €2,273 million for the six months to 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

10.   INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

Investments accounted for under the equity method (including goodwill)

		Net book value
	Interest at 30 June 2003 (%)
(in millions of euro)		At 30 June 2003	At 31 December 2002
		(unaudited)
Wind	26.6	1,537	1,596
BITCO	49.0	23	360

Total		1,560	1,956

        At 30 June 2003, the net book value of goodwill relating to investments accounted for using the equity method amounted to €795 million for Wind (€818 million at 31 December 2002) and zero for BITCO (€255 million at 31 December 2002).

Changes in investments accounted for under the equity method for the six months to 30 June 2003

(in millions of euro)
Balance at beginning of period	1,956
Capital increase in Wind	35
Interim cash contribution in Wind	32
Equity in net loss of affiliates	(106)
Goodwill amortisation	(30)
WIND impairment	(33)
BITCO impairment	(271)
Translation adjustment	(23)

Balance at end of period (unaudited)	1,560

        Orange reflected its 26.58% share in net loss of Wind and amortised Wind goodwill until 30 June 2003, since the effective divestiture date of its 26.58% shareholding in Wind was 1 July 2003 (see section on Wind below).

Equity in net loss of affiliates (excluding goodwill amortisation)

	Six months ended 30 June		Year ended 31 December
(in millions of euro)
	2003	2002	2002
	(unaudited)
Wind	(70)	(155)	(305)
BITCO	(36)	(52)	(80)

Total	(106)	(207)	(385)

Goodwill amortisation related to investments accounted for under the equity method

	Six months ended 30 June		Year ended 31 December
(in millions of euro)
	2003	2002	2002
	(unaudited)
Wind	(23)	(52)	(74)
BITCO	(7)	(8)	(16)

Total	(30)	(60)	(90)

        In the income statement, goodwill related to investments accounted for under the equity method is amortised over a 20-year period.

Financial data on BITCO as at and for the six months ended 30 June 2003 (unaudited)

(in millions of euros)
Balance sheet data
Current assets	128
Long-term assets	726
Current liabilities	(129)
Long term liabilities	(595)

Net assets	130

Orange's share of net assets (at 49%)(1)	64

Income statement data
Turnover	129
Operating loss	(55)
Interest expenses, net	(18)

Net loss	(73)

Orange's share of net loss (at 49%)	(36)

(1)
An impairment of €41 million was recorded against the carrying value of Orange's investment in BITCO (excluding goodwill), bringing it down to €23 million at 30 June 2003 (see the section on BITCO below).

Wind

        On 20 March 2003, Orange and Enel, its co-shareholder in Wind, approved a capital increase of Wind, which had been resolved upon by the board of Wind on 7 March 2003. The capital increase amounted to a total €133 million, of which €35 million represented Orange's 26.58% stake.

        On 20 March 2003, Orange reached an agreement with Enel to sell its 26.58% shareholding in Wind. This transaction was contingent, among other things, upon approval by the regulatory authorities, which was obtained on 16 June 2003 and the effective closing of the transaction took place on 1 July 2003.

        The total cash proceeds of the sale, which were paid to Orange on 1 July 2003, amount to €1,537 million and include €1,362 million cash consideration in respect of the 26.58% equity stake in Wind (including the full reimbursement of a €32 million interim contribution made by Orange to Wind in June 2003) and €175 million in respect of the repayment of the Wind shareholder loan.

        Based on the economic terms of this post balance sheet event, the €266 million provision for risk on Wind, recorded as at 31 December 2002 (see below), was released and an impairment of €33 million was recorded against Orange's investment in Wind, bringing its carrying value down to €1,537 million. The net positive profit and loss impact of €233 million is reflected under the heading "Exceptional items before tax" in the income statement for the six months ended 30 June 2003 (see Note 7).

        Orange is entitled to a post closing upward price adjustment, should Enel sell, before 31 December 2004, all or part of its Wind shares for a price that would value 100% of Wind's equity at more than €5 billion.

        As a result of this transaction, all agreements governing relationship between Orange, Enel and Wind (inclusive of put and call options) were terminated and Enel released or committed to release all the financial obligations (funding obligations, guarantees...) granted by Orange relative to its 26.58% shareholding in Wind.

        At 31 December 2002, as part of the strategic review of Orange's overall investment portfolio, Orange had reassessed the fair value of its 26.58% investment in Wind based on a multi criteria approach. This reassessment had led to a write down of the investment in Wind for an amount of €2,772 million. An additional €266 million provision for risk on Wind, reflected in "accrued expenses and other current liabilities", had been recorded, bringing the total charge to an amount of €3,038 million for the year ended 31 December 2002. This charge had been recorded under the heading "Exceptional items before tax" (see Note 7).

BITCO

        In January 2001, Orange entered into a shareholders' agreement with its partners in BITCO, whereby the parties to this agreement are committed to bring financial, technical and commercial support to BITCO, in accordance with the law and regulations applicable in Thailand, in order to roll out a mobile telecommunication network and provide related services under the Orange brand name in Thailand. BITCO owns 99.86% of TA Orange Company Ltd, a company holding a concession to operate a GSM 1800 network in Thailand. The full commercial launch of the Orange branded activities of TA Orange Company Ltd took place in March 2002.

        The commitments of Orange arising from the shareholders' agreement dated January 2001 and subsequent financing arrangements in relation to TA Orange Company Limited dated February 2002 are described in Note 22 (see "off balance sheet commitments linked to financial investments" and "guarantees and endorsements").

        At 30 June 2003, Orange reassessed the fair value of its investment in BITCO based on the economic conditions imposed on TA Orange Company Ltd by the concession agreement under which it currently operates. In light of the uncertainties surrounding the establishment of a competitive regime for the telecommunications industry in Thailand and since the timing of such changes and their economic terms on TA Orange are unknown at the balance sheet date, Orange recorded a total impairment charge of €271 million against the carrying value of its investment in BITCO (of which €230 million against the goodwill) for the six months ended 30 June 2003, bringing it down to €23 million.

11.   NON CONSOLIDATED INVESTMENTS

(in millions of euro)	Country	Int. %	At 30 June 2003	At 31 December 2002
			(unaudited)
Connect Austria	Austria	17.45	219	220
Optimus	Portugal	20.2	143	143
BPL	India	26.0	47	47
HTG	Germany	100.0	6	6
MobilCom	Germany	28.3	—	—
Other			65	79

Total non consolidated investments, gross			480	495

Provision			(175)	(196)

Total non consolidated investments, net			305	299

  •
  Orange's interest in Hutchison Telecommunications GmbH ("HTG") has been accounted for as "non consolidated investment" and reflected at its equity method carrying value as at 29 December 2000 (the date it was transferred to the Company) in compliance with paragraph 215 of Rule 99-02, since Orange's expectation was that this interest would be disposed of.

    On 3 June 2003, Orange entered into an agreement with Phone House Deutschland GmbH, a subsidiary of the Carphonewarehouse group, to sell its 100% shareholding in HTG for a cash consideration of €64 million. This agreement was conditional upon approval of the appropriate regulatory and other authorities and upon consent of certain network operators waiving their change of control rights under their existing service providers' contracts with HTG. These conditions were met on 5 August 2003. The closing of this transaction took place on 26 August 2003. Orange has granted standard warranties to the purchaser of the HTG shares with respect to title to the HTG shares, management accounts, the conduct of the business before the completion of the transaction and contingent liabilities arising from tax and litigation claims. The individual warranties for conduct of the business, title of shares and in certain cases litigation are limited to €64 million with an overall cap of €64 million in aggregate. The main warranties granted by Orange expire by 26 August 2004 (one year after completion).

  •
  The investment in MobilCom is reported as a non consolidated investment, since Orange does not exercise any significant influence over MobilCom (Orange has no representative on any of MobilCom's corporate bodies).

  •
  At 31 December 2002, as part of the strategic review of Orange's overall investment portfolio, Orange had reassessed the fair value of its non consolidated investments based on a multi criteria approach (see Note 2). Consequently, exceptional impairment charges totaling €191 million had been recorded against Orange's non consolidated investments in Connect Austria, Optimus, BPL and Orange World's ventures and reflected under the heading "Exceptional items before tax" (see Note 7) for the year ended 31 December 2002.

        At 30 June 2003, the management of Orange is not aware, to the best of its current knowledge, of any event or circumstance, which could potentially trigger an impairment charge in relation with its non consolidated investments.

12.   BORROWINGS NET OF AVAILABLE CASH

        Borrowings net of available cash can be detailed as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Long-term borrowings, less current portion	1,315	2,733
Current portion of long-term borrowings	1,464	853
Short- term borrowings and bank overdrafts	2,650	3,116
Cash and cash equivalents(1)	(1,453)	(828)
Marketable securities	(3)	(4)

Total	3,973	5,870

(1)
At 30 June 2003, cash and cash equivalents include a €521 million receivable from France Telecom.

LONG-TERM BORROWINGS

        The table below presents an analysis of Orange's long-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Bonds	1,057	1,140
Bank loans	1,623	2,333
Other non bank loans and capital leases	99	113

Total long-term borrowings	2,779	3,586

Including current portion	1,464	853
Including long-term portion	1,315	2,733

        The maturity of outstanding long-term borrowings at 30 June 2003 is as follows:

June 2004	1,464
June 2005	342
June 2006	301
June 2007	83
June 2008	67
June 2009 and thereafter	522

Total	2,779

        The table below presents details of not matured bonds:

(in millions)	Amount in currency of denomination	Maturity	Interest rate (%)	Euro at 30 June 2003	Euro at 31 December 2002
				(unaudited)
Currency
USD	197	2006	8.75	173	188
EGP	340	2007	12.25	35	51
GBP	197	2008	8.63	285	303
USD	18	2008	8.00	16	18
EUR	94	2008	7.63	94	94
GBP	150	2009	8.88	216	231
USD	263	2009	9.00	230	251
Impact of interest or currency rate swaps				8	4

Total bonds				1,057	1,140

        Orange plc's senior notes are redeemable on maturity and Orange has not granted any specific guarantee to the bondholders. Some of the notes are subject to early repayment clauses, which can be exercised only by Orange plc as the issuer. Orange plc's notes in US dollar and Euro are all converted into British pound though the use of currency swaps (see Note 14).

        On 30 June 2003, Orange plc exercised its option to redeem its senior notes due in August 2008. The senior notes were redeemed on 1 August 2003 at the redemption price of £205.9 million, €97.6 million and USD $19.2 million for each of the respective series of notes. At 30 June 2003, Orange recorded a provision, in an amount of €23 million (see Note 19), to cover the cost of the premium and other expenses incurred upon redemption. The net present value of the expected cash flows arising from the exercise of the option and subsequent restructuring of Orange's borrowings is positive.

        On 18 July 2003, Orange plc launched a tender offer to purchase for cash its senior notes due in 2006 (see Note 25).

        The table below presents an analysis of long-term borrowings by interest rate, after taking into account the impact of interest rate and currency swaps:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Less than 5%	155	—
Between 5 and 7%	700	1,688
Between 7 and 10%	1,102	949
More than 10%	48	61

Total fixed rate	2,005	2,698
Total variable rate	675	775
Other non bank loans and capital leases	99	113

Total long-term borrowings	2,779	3,586

        The weighted average fixed interest rate amounted to 7.3% at 30 June 2003 (7.4% at 31 December 2002). The weighted average variable rate interest amounted to 5.8% at 30 June 2003 (6.5% at 31 December 2002).

        The analysis of long-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
British pound	1,949	2,576
Euro	248	359
US dollar	273	250
Other currencies	210	288
Other non bank loans and capital leases	99	113

Total long-term borrowings	2,779	3,586

SHORT-TERM BORROWINGS

        The table below presents an analysis of Orange's short-term borrowings by type, after the effects of currency swaps:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
France Telecom current account	2,163	2,760
Other loans	106	36
Bank overdrafts	381	320

Total short-term borrowings	2,650	3,116

        Current accounts with France Telecom generally bear interest at rates linked to market interest rates of the countries where subsidiaries are operating.

        The analysis of short-term borrowings by currency after taking into account the impact of currency swaps is as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
British pound	82	113
Euro	2,450	2,806
US dollar	52	134
Other currencies	66	63

Total short-term borrowings	2,650	3,116

CREDIT FACILITIES

        Orange's credit facilities are as follows:

(in millions)	Currency of denomination		Amounts in local currency	Euro equivalent	Used portion
Bilateral credit lines
Short-term	EUR MC SKK	(1)	328 4,000 900	328 4,000 22	205 1,958 10
Long-term	USD BWP XAF EGP DOP EUR		308 140 46,275 661 680 9	270 25 71 96 19 9	264 13 68 96 9 9
Syndicated credit lines
Long-term	GBP EUR		1,042 279	1,504 279	927 238

Total at 30 June 2003 (unaudited)				6,623	3,797

Total at 31 December 2002				7,143	5,120

(1)
Multi currency facility, denominated in euro equivalent.

        The above table includes the credit facilities granted to Orange by France Telecom, which total €4,205 million at 30 June 2003 (€4,300 million at 31 December 2002), of which €2,163 million represent the used portion at 30 June 2003 (€2,760 million at 31 December 2002). The 12-month €4,000 million facility granted to the Company by France Telecom in July 2002 was extended until 15 December 2003 and is expected to cover Orange's funding requirements until that date.

        The weighted average interest rate for the credit facilities granted to Orange by France Telecom amounted to 3.1% at 30 June 2003 (3.7% at 31 December 2002).

COVENANTS

        The borrowings presented above are subject to standard covenants, which in the event of default or unfavourable change, might lead to the early repayment by Orange of the amounts outstanding under the facilities. The main financial covenants Orange is subjected to at 30 June 2003 are as follows:

  •
  Under the terms of the Orange Holdings (UK) Limited syndicated bank facility (€1,504 million drawn down at 30 June 2003), the following ratios must be met:

  •
  Consolidated debt to consolidated annualised EBITDA(2) must not exceed 3.5.

  •
  Consolidated annualised EBITDA(2) to annualised interest expense must not fall below 3.0.

  •
  Consolidated annualised EBITDA(2) to consolidated debt service must not fall below 1.5.

        These ratios must be tested at Orange Holdings (UK) Limited's consolidated level semi-annually until the maturity date of the facility, in 2005.

  •
  Under the terms of the Orange plc bonds (€1,022 million outstanding at 30 June 2003), the Orange plc group is restricted from incurring indebtedness beyond a multiple of 7 times its consolidated cash flow(1).

  •
  Under the terms of the Mobistar S.A. syndicated bank facility (€156 million drawn down at 30 June 2003), the following ratios must be met at Mobistar S.A.'s consolidated level:

  •
  The ratio of available cash(1) to total debt service must not be below 1.1.

  •
  The consolidated cash flow multiple(1) must not fall below:

  •
  4.0 for the four quarters ending between 31 December 2002 and 30 September 2003.

  •
  3.0 for the four quarters ending between 31 December 2003 and 30 September 2004.

  •
  2.0 from the quarter ending 31 December 2004 until the maturity date of the facility, i.e. in 2006.

  •
  Under the terms of the Orange Romania S.A. bank facility (€94 million drawn down at 30 June 2003), the available cash flow (1) to debt service must not fall below 1.25 and the long term debt to equity ratio must remain under 55:45 until the maturity date of the facility in 2005.

  •
  Under the terms of the Orange Slovensko, a.s. bank facility (€82 million drawn down at 30 June 2003), the available cash flow (1) to debt service must not fall below 1.25 and the ratio of total debt to equity must not exceed 60:40 until the maturity date of the facility in 2007.

  •
  Under the terms of the Orange Dominicana S.A. bank facility (€91 million drawn down at 30 June 2003), the following ratios must be met:

  •
  The ratio of debt to paid-in capital must be no greater than 55:45.

  •
  Debt to EBITDA(2) must not exceed 2.75 from beginning of 2005 until 31 December 2005 and must be less than 2.0 from 1 January 2006 until full repayment of the facility.

  •
  Available cash flow(1) to debt service must be greater than 1.0 to 1.15 from beginning of 2005 until the end of 2006 and greater than 1.2 thereafter.

        The company is also subject to minimum EBITDA(2) levels until 31 December 2004.

  •
  Under the terms of the ECMS international and domestic bank facilities (aggregate amount of €183 million drawn down at 30 June 2003), the following ratios must be met at ECMS's consolidated level:

  •
  Senior debt to annualised EBITDA(2) must not exceed 2.0.

  •
  Available cash flow(1) to total debt service must not be below 1.2.

    These ratios are calculated semi-annually and apply until the maturity date of the international and domestic bank facilities, in 2005 and 2006 respectively.

(1)
As per the definitions agreed with the lenders.

(2)
Operating income (loss) before depreciation and amortisation under the definitions agreed with the lenders.

        These ratios were met at 30 June 2003.

13.   UMTS VENDOR FINANCING

        Orange's UMTS vendor facilities are as follows:

Currency	Maturity	Amounts in local currency	Euro equivalent	Used portion
MC(1)	December 2003	270	270	248
EUR	May 2004	215	215	—
EUR	June 2004	690	690	292
GBP	May 2004	3	5	—

Total at 30 June 2003 (unaudited)			1,180	540

Total at 31 December 2002			1,180	531

(1)
Multi currency facility denominated in euro equivalent.

        The weighted average interest rate for those facilities amounted to 2.9% at 30 June 2003 (3.6% at 31 December 2002).

        Vendor financing facilities are subject to early repayment in the event that the related supply contract is terminated for reason other than default of the vendor. Vendor financing facilities are subject to standard covenants, which, in the event of default or unfavourable change, might lead to the early repayment by Orange of the amounts outstanding under the facilities. The main financial covenants Orange is subjected to at 30 June 2003 are as follows:

  •
  Debt to equity ratio should not exceed 60 to 40 for Orange and OrangeFrance S.A.

  •
  Orange's debt to consolidated annualised EBITDA(1) should not exceed 5.0.

  •
  OrangeFrance S.A.'s debt to annualised EBITDA(1) should not exceed 4.0.

        These ratios are tested semi-annually for Orange and quarterly for OrangeFrance S.A.

(1)
Operating income (loss) before depreciation and amortisation as defined in the vendor financing agreements.

        These ratios were met at 30 June 2003.

14.   FINANCIAL INSTRUMENTS

        Through its operations, Orange is exposed to price risks in relation with investment of surplus cash and debt financing.

INTEREST RATE RISK MANAGEMENT

        As part of its financing policy, Orange enters into long-term borrowings from credit institutions. These borrowings are generally contracted at a variable interest rate. In order to reduce the cost of borrowings, interest rate swaps and interest rate options are used within limits fixed by management.

FOREIGN EXCHANGE RISK MANAGEMENT

        Debt instruments may in some cases be initially contracted in foreign currencies. Subsequently, they are generally converted into the currencies of the countries where subsidiaries are operating through the use of cross currency swap agreements in order to reduce Orange's exposure to foreign exchange risk.

        At 30 June 2003, Orange held currency swaps in connection with the Orange plc's senior notes (see Note 12) converting US$ 478 million and €94 million into GBP 355 million, with maturities between 2006 and 2009.

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

        The contract or notional amounts presented below do not represent amounts payable or receivable and as such do not represent the risk to Orange of using derivative financial instruments:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Interest rate swaps	4,190	4,534
Interest rate caps	509	583
Currency swap	521	555
Forward exchange contracts(1)	1,220	1,201

(1)
Includes gross value of buy and sell contracts.

FAIR VALUE OF FINANCIAL INSTRUMENTS

        With regard to cash, customer receivables, bank overdrafts and other short-term borrowings as well as trade payables, Orange considers that the balance sheet value is the most representative of their fair value in view of the high degree of liquidity of these items.

        The fair value of long-term borrowings has been estimated based on the discounted value of future cash flows for non quoted instruments using the interest rates obtained by Orange for instruments with similar conditions and maturities.

        The table below presents the fair value of financial instruments:

	At 30 June 2003		At 31 December 2002
(in millions of euros)	Carrying value	Fair value	Carrying value	Fair value
	(unaudited)
Balance Sheet financial instruments
Assets
Non consolidated investments	305	363	299	299
Liabilities
Long-term borrowings including current portion(1)	2,779	2,864	3,586	3,630
Off Balance Sheet financial instruments(2)
Unrealised gain (loss) on interest rate derivative instruments	—	(65)	—	(119)
Unrealised gain (loss) on forward foreign exchange contracts	—	30	—	40

(1)
Net of currency swaps

(2)
For off balance sheet financial instruments, fair value reflects the difference between market value and carrying value.

EXPOSURE TO CHANGES IN INTEREST AND FOREIGN EXCHANGE RATES

        Orange is not materially exposed to interest rate movements due to its high proportion of fixed rate borrowings.

        Orange currently operates in certain countries,primarily Slovakia, Egypt and the Dominican Republic, where its subsidiaries have contracted debt instruments denominated in currencies, which are not the functional currency of the country. The impact for Orange of an immediate decrease of 10% of the SKK against the euro and of the EGP and DOP against the USD would be a foreign exchange loss of €28 million before tax.

15.   OTHER LONG-TERM LIABILITIES

        The analysis of other long-term liabilities is as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Deferred income	126	142
Other	81	78

Total	207	220

        Deferred income relates to the net credits arising from the in-substance early extinguishments of drawdowns under OPCS's defeased leases. As part of its lease agreements concluded in 1995 and 1997, OPCS has deposited amounts equal to the net present value of its rental obligations with UK financial institutions to secure letters of credit issued by these institutions to the lessors in connection with OPCS's rental obligations. These funds, which totalled €1,082 million at 30 June 2003 (€1,157 million at 31 December 2002) together with the interest earned thereon, will be used to settle OPCS's rental obligations under the leases. This in-substance early extinguishment of each drawdown under the finance leases resulted in the offset of the deposit amount and the capital lease obligation, and a net credit that has been reflected in the consolidated balance sheet as deferred income that is amortised to the consolidated income statement over the lease term on a straight-line basis. This includes a provision, based on management's assessment of likely outcomes, for possible future costs arising from variations in interest rates or tax rates.

16.   MINORITY INTERESTS

        Changes in minority interests are as follows for the six months ended 30 June 2003:

(in millions of euro)
Balance at beginning of period	411
Result for the six months	71
Dividend paid to minority interests	(22)
Translation adjustment	(47)

Balance at end of period (unaudited)	413

        At 30 June 2003, minority interests mainly relate to ECMS, Mobistar S.A., Orange Romania S.A. and Orange Slovensko, a.s.

17.   SHAREHOLDERS' EQUITY

        For the six months to 30 June 2003, the Company has issued 311,923 shares of €1 nominal value each (an average €6.5 per share, including premium). The negative translation adjustment of €704 million primarily arises from the change in the sterling to euro translation rate over the period.

        In December 2002, the Company had issued 3,350 shares for €1 nominal value each (€6.4 for 3,000 shares and €6.9 for 350 shares, including premium), which were subscribed by share option holders. In 2002, other changes in shareholders'equity related to miscellaneous adjustments, which had been reflected through equity in accordance with paragraph 215 of rule 99-02. The negative translation adjustment of €594 million for the year ended 31 December 2002 had mainly arisen from the change in the sterling to euro translation rate over the period.

18.   SHARE BASED COMPENSATION

        The following share option and share ownership plans, which received the approval of the Board of Directors of the Company, were in existence during the six months ended 30 June 2003 and the year ended 31 December 2002:

SHARE OPTION PLANS

•      Orange Share Option Plan (France)

        The Orange Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are French residents or otherwise eligible.

•      Orange International Sharesave Plan

        The Orange International Sharesave Plan is designed for employees and executive directors of subsidiaries of the Company. The options, which may be options to subscribe for new shares or to acquire existing shares, can be exercised after an eligible employee has agreed to save a fixed monthly amount for three or five years, the maximum monthly saving being £250. The exercise price cannot be less than 80% of the market value at the date of the grant.

•      Orange International Share Option Plan

        The International Share Option Plan is designed for employees and executive directors of subsidiaries of any Group company who are not residents of France, principally in the United Kingdom. Six tranches exist, depending on the employees, each having different vesting periods.

 Orange US Share Option Plan

        The Orange US Share Option Plan is a qualifying share option plan for employees of the Company's subsidiaries in the United States. Two tranches exist, each having different vesting periods.

		Orange International Sharesave Plan
				Orange International Share Option Plan
(number of options)	Orange Share Option Plan (France)				Orange US Share Option Plan
		3 year	5 year			Total
Options outstanding at 31 December 2002	35,584,612	4,260,548	2,192,925	66,382,912	2,982,929	111,403,926
Granted	8,113,320	300,459	—	12,243,230	65,600	20,722,609
Exercised	—	(18,017)	(23,755)	(203,876)	(66,275)	(311,923)
Forfeited or lapsed	(783,314)	(452,391)	(282,214)	(2,046,254)	(434,134)	(3,998,307)

Options outstanding at 30 June 2003 (unaudited)	42,914,618	4,090,599	1,886,956	76,376,012	2,548,120	127,816,305

        Detail of the options granted during the six months to 30 June 2003 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Expiry date	Weighted average exercise price
Orange Share Option Plan (France)
13 May 2003	8,113,320	35	12 May 2013	€7.43
Orange International Sharesave Plan—3 year (UK)
13 May 2003	300,459	37	1 January 2007	£4.53
Orange International Share Option Plan
13 May 2003	12,243,230	24	12 May 2013	€7.43
Orange US Share Option Plan
13 May 2003	65,600	20	12 May 2005	€7.43

Total	20,722,609	28		€7.42

        Detail of the options outstanding at 30 June 2003 is as follows:

	Number of options	Weighted average period remaining to full vesting (months)	Weighted average exercise price	Number of options exercisable at 30 June 2003
Orange Shareoption Plan (France)	42,914,618	17	€8.66	289,577
Orange International Sharesave Plan—3 year (UK)	3,913,949	24	£4.15	233,362
Orange International Sharesave Plan—3 year (The Netherlands)	176,650	31	€6.14	—
Orange International Sharesave Plan—5 year (UK)	1,886,956	36	£4.43	137,646
Orange International Shareoption Plan	76,376,012	11	€8.77	29,255,632
Orange US Shareoption Plan	2,548,120	2	€9.29	1,987,475

Total	127,816,305	14	€8.62	31,903,692

        Options outstanding at 30 June 2003 represent 2.65% of the Company's share issued capital as at that date.

SHARE OWNERSHIP PLANS

•      Orange Sharepurchase Plan

        The Sharepurchase Plan, which is established under a trust, was put in place for eligible employees in the United Kingdom. Voting rights attributable to the shares may not be directly exercisable while shares are held in the trust. However, the participants may be allowed to direct the trustees as to how to exercise those voting rights.

Partnership Shares

        Eligible employees can acquire the Company's "partnership shares", via the trust, up to £1,500 or to 10% of annual pre-tax salary each year.

Matching Shares

        One free share ("matching share") is offered for every two partnership shares purchased by the employees, up to an annual limit of £750 worth of matching shares.

Free Shares

        In addition, the Company may grant "free shares" up to £3,000 per employee, per year.

        Matching and free shares must be held in the trust for three years (if an employee withdraws partnership shares before this time, the matching and free shares are forfeited).

•      Orange Restricted Share Plan

        The Orange Restricted Share Plan was established on 1 September 2000 shortly after the acquisition of Orange plc by France Telecom and was designed for certain key employees, principally in the United Kingdom. Participants were allocated a number of shares, which will vest in three equal tranches for most participants, as long as the participant is an employee of Orange at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares. The Trust is funded directly by France Telecom and the Company is not required to contribute to the cost of these shares.

•      Orange Senior Discretionary Share Plan

        The Orange Senior Discretionary Share Plan is designed for certain key employees. Participants are allocated a number of shares, which will vest in three equal tranches, as long as the participant is an employee of Orange at the relevant vesting date. During the restricted period, shares are held offshore by the Orange Employee Benefit Trust. Employees are not required to contribute to the cost of these shares.

        The loss for Orange arising from the grant of free (or matching) shares to the employees amounted to €1 million, €1 million and €3 million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively.

ORANGE FRANCE SAVINGS PLAN ("PLAN D'EPARGNE GROUPE ORANGE FRANCE")

        This plan is designed for employees of Orange France who are French residents or otherwise eligible. Employees can invest up to 25% of their annual pre-tax salary and the participants can be granted delayed payment by way of a loan of up to 3 years. Shares are acquired at a 20% discount to the initial public offering price and a matching element is also offered to employees.

        The matching element paid by the Company to the participants amounted to zero, €1 million and €1 million for the six months ended 30 June 2003, 2002 and the year ended 31 December 2002 respectively.

SHARE OPTIONS AWARDED BY CONSOLIDATED SUBSIDIARIES OF ORANGE

  •
  Mobistar S.A. has granted share options (in the form of "warrants") to selected employees. 781,920 warrants, representing 1.24% of Mobistar S.A.'s issued capital (on a fully diluted basis), were outstanding at 30 June 2003 (797,953 at 31 December 2002). The exercise price of one warrant is 34.15 euros. 46,480 warrants expire in July 2005 and the remaining 735,440 warrants expire in July 2008. The warrants can be exercised only during restricted one-month periods, from January 2004 until July 2008, as described below:

  •
  Up to 50% of the warrants held by the beneficiaries can be exercised in January 2004.

  •
  Up to 75% of the warrants held by the beneficiaries can be exercised in September 2004.

  •
  All warrants can be exercised in July 2005. As for the warrants expiring in July 2008, they can also be converted in January 2006, September 2006, January 2007, September 2007 and July 2008.

  •
  ECMS has granted 492,750 options to its employees during the six months to 30 June 2003 and has purchased treasury shares to serve its obligations under this share option plan. The options vest on 20 February 2006 and can be exercised until 20 February 2010. The exercise price of one option is 37 Egyptian Pounds.

19.   PROVISIONS

Provisions for allowances against assets

        Provisions for allowances against assets other than property, plant and equipment and intangible assets are as follows for the six months ended 30 June 2003:

(in millions of euro)	At beginning of period	Net charge	Other movements(1)	At end of period
				(unaudited)
Customer receivables(2)	629	46	17	692
Inventories	71	(5)	(4)	62
Investments (see Note 11)	196	(19)	(2)	175

Total	896	22	11	929

(1)
Includes exchange rate differences and effects of acquisition.

(2)
Includes the depreciation of €68 million at 30 June 2003 (€75 million at 31 December 2002) booked against the interests retained in securitised trade accounts receivables (see Note 20).

        Allowances are set up against the estimated cost of non-recovery of receivables. They are based on an individual or statistical evaluation of the risk of non-recovery of receivables from individuals, professionals, operators and distributors.

Provisions for risks and liabilities

        Provisions for risks and liabilities are as follows for the six months ended 30 June 2003:

(in millions of euro)	At beginning of period	Net charge	Other movements(1)	At end of period
				(unaudited)
Decision to improve financial performance(2) (see Note 7)	196	(1)	—	195
Withdrawal from the Swedish market (see Note 7)	72	(24)	17	65
Litigations	52	(12)	2	42
Redemption of Orange plc's 1998 bonds (see Note 12)	—	23	—	23
Orange France stock provision risk	18	(10)	—	8
Restructuring	7	1	(1)	7
Other	56	(4)	(24)	28

Total	401	(27)	(6)	368

Including:
Current portion	258	(36)	26	248
Long-term portion	143	9	(32)	120

(1)
Includes exchange rate differences, reclassifications and effects of acquisition.

(2)
This line includes restructuring provisions primarily covering redundancy costs (€20 million), termination costs of advertising contracts (€81 million) and property related costs (€72 million). Property provisions primarily relate to leased property that is vacant or sublet to third parties and for which rental received from the subleases is lower than paid under the head leases for the same properties.

        The related income statement impacts are as follows for the six months ended 30 June 2003:

(in millions of euros)	Increase	Utilisation	Write-back	Total
Operating income	(17)	12	42	37
Other non operating expenses, net	(24)	—	—	(24)
Exceptional items, net	(65)	78	1	14

Total income (expense)	(106)	90	43	27

20.   TRADE AND OTHER CURRENT ASSETS AND LIABILITIES

Credit risk on trade accounts receivable

        Orange does not consider itself exposed to a concentration of credit risk with respect to trade accounts receivable due to its diverse customer base (residential, professional and large business customers) operating in numerous industries and located in many regions and countries.

Securitisation of trade accounts receivable

        Orange entered into a securitisation program in December 2002, whereby trade receivables generated by the mobile telecommunication business of Orange France and OPCS in the United Kingdom were respectively transferred without recourse to a French securitisation Fund (Fonds Commun de Créances, "FCC") under French law and a trust set up in Jersey ("trust") under UK law. This program covers existing receivables as of the date the securitisation transaction was entered into and receivables, which will come into existence during the expected five-year lifetime of the program as and when mobile telecommunication services are rendered and related revenues are earned. Orange France and OPCS remain in charge of the servicing of the transferred receivables on behalf of the FCC and the trust respectively.

        The FCC and the trust raised funds from third party investors through rated securitisation conduits and, with respect to Orange France securitisation, by issuing FCC units subscribed by Orange France to finance the purchase price of the securitised receivables less deferred purchase prices. Deferred purchase prices are subordinated to cover the risk of non-recovery of the securitised French and UK receivables and allowances are recorded to provide for such non-recovery, consistent with the risk profile of securitised receivables and Orange's collection and customers'credit policies.

        The accounting treatment for securitised trade receivables is described in Note 2. The impact of the securitisation program is as follows:

(in millions of euros)	At 30 June 2003	At 31 December 2002
Face value of the receivables sold
—France	394	445
—United Kingdom	310	346

Face value of the receivables sold	704	791

Interests retained in securitised trade accounts receivable, gross
—France
Units subscribed by OrangeFrance S.A. in the FCC(1)	—	48
Deferred purchase prices, gross	91	100
—United Kingdom
Deferred purchase prices, gross	43	47

Interests retained in securitised trade accounts receivable, gross	134	195

Impact of the securitisation of receivables in the cash flow statement (including sale costs)(2)
—For the period	(26)	582
—Cumulative at the closing date	556	582

(1)
Direct funding provided by OrangeFrance S.A. to the FCC through the subscription of FCC units, which rank "pari passu" with the FCC units subscribed by the third party investors through the securitisation conduits.

(2)
See "Securitisation of receivables" in the cashflow statement.

        Interests retained in securitised trade accounts receivables, after depreciation of €68 million at 30 June 2003 (€75 million at 31 December 2002), represent a net amount of €66 million at 30 June 2003 (€120 million at 31 December 2002) and are reflected under the heading "Other long term assets" in the balance sheet.

        The securitisation agreements in France and in the United Kingdom are subject to financial and operating covenants, which, in the event of a breach, would lead to the cessation of the purchase of new trade receivables from Orange. Under the terms of the financial covenants, the following ratios must be met:

  •
  Orange's consolidated net debt to annualised EBITDA(1) ratio must not exceed 6.0 and its annualised EBITDA(1) to annualised net interest expense must not fall below 3.0. These ratios are tested on a quarterly basis.

  •
  OrangeFrance S.A.'s net debt to annualised EBITDA(1) ratio must not exceed 3.0 and its annualised EBITDA(1) to annualised net interest expense must not be below 4.5. These ratios are tested on a monthly basis.

(1)
Operating income (loss) before depreciation and amortisation under the definitions agreed with the lenders.

        These ratios were met at 30 June 2003.

Breakdown of trade and other current assets and liabilities

        Orange's trade and other current assets and liabilities are as follows:

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Trade accounts receivable, gross	2,779	2,886
Bad debt allowance(1)	(624)	(554)

Trade accounts receivable, less allowances	2,155	2,332

VAT receivable	355	504
Prepaid expenses	240	158
Other current assets	335	520

Prepaid expenses and other current assets	930	1,182

Trade suppliers	3,181	3,421
Fixed assets suppliers(2)	641	1,055

Trade accounts payable	3,822	4,476

VAT payable	263	252
Employee payable	159	217
Income taxes and other taxes payable	217	399
Accrued interest	39	74
Payable to social institutions	50	51
Other current liabilities(3)	494	729

Accrued expenses and other current liabilities	1,222	1,722

(1)
This line excludes the €68 million depreciation at 30 June 2003 (€75 million at 31 December 2002) recorded against the interests retained in securitised trade accounts receivables, which are reflected under the heading "Other long term assets" in the balance sheet.

(2)
Cash movements on fixed assets suppliers are reflected under the heading "Purchase of property, plant and equipment and intangible assets (excluding licences and net of movements on fixed assets creditors)" in the consolidated cash flow statement.

(3)
This heading included the €266 million provision for risks on Wind at 31 December 2002, which was released during the six months ended 30 June 2003 (see Note 7 and Note 10).

Maturity of trade and other current assets

        Trade accounts receivable and other current assets are mostly due within one year.

21.   COMMENTS ON THE CONSOLIDATED CASH FLOW STATEMENTS

Purchase of UMTS licences

        For the year ended 31 December 2002, this heading related to the purchase of a UMTS licence by Orange Slovensko, a.s. for a cash consideration of SKK 1,499 million, i.e. around €35 million (see Note 8).

Cash paid for investment securities and acquired business, net of cash acquired

        For the six months ended 30 June 2003, this heading primarily includes payments made in relation to the €35 million capital increase and €32 million interim cash contribution in Wind. The €32 million interim cash contribution was fully repaid to Orange by Enel on 1 July 2003, upon completion of the sale of Orange's 26.58% shareholding in Wind (see Note 10).

        For the six months ended 30 June 2002, it mainly related to payments made in relation to the buy-out of Orange Communications S.A.'s and Orange Sverige AB's minority interests (see Note 26) and to a capital increase in Optimus.

        For the year ended 31 December 2002, this heading primarily included payments made in relation to:

  •
  The acquisition of a 71.25% stake in MobiNil for a cash consideration of €324 million on 1 July 2002.

  •
  The transfer of a €236 million Wind shareholder loan from the France Telecom group to Orange.

  •
  Additional shareholder loans of €108 million granted by Orange to Connect Austria.

  •
  Capital increases of €48 million (cash element) and €69 million respectively in Wind and BITCO.

  •
  The buy-out of Orange Communications S.A.'s and Orange Sverige AB's minority interests.

  •
  A capital increase in Optimus.

22.   COMMITMENTS AND CONTINGENCIES

Off balance sheet commitments related to NETWORK EQUIPMENT and inventories

        In the ordinary course of its activities, Orange enters into purchase contracts with network equipment manufacturers and into supply contracts with handset suppliers containing price protection clauses.

OFF BALANCE SHEET COMMITMENTS RELATED TO NETWORK CONSTRUCTION AND OPERATION

        Under its licence agreements, Orange is committed to certain obligations, not reflected in Note 23, imposed by administrative or regulatory authorities and primarily relating to network coverage, quality of service and tariffs. Consequently, Orange will incur significant capital expenditures over future years in order to build out its networks in countries in which it was awarded licences. If Orange could not fulfil such obligations, it could be liable for damages or other penalties and its licences could even be revoked. Management believes that Orange has the ability to meet its obligations to the administrative or regulatory authorities.

        On 15 July 2003, OrangeFrance S.A. and the two other mobile operators in France signed a Convention Nationale by which they jointly committed themselves to cover approximately 3,100 localities, representing deployment on approximately 2,250 sites, in connection with the French government's expectations of coverage of certain low population zones, as identified by the Comité Interministériel d'Aménagement du Territoire (CIADT).

        The Convention Nationale provides for a first phase of deployment of approximately 1,250 sites to be completed by the end of 2004, in line with the prior commitment of the three French mobile operators dated 24 September 2002. The French State will assume part of the total cost of the deployment. Consequently, the amount of capital expenditure, which is expected to be incurred by each of the three French mobile operators, is currently estimated to be in a range of €40 million to €50 million, each operator being committed to deploy the same number of sites.

        The Convention Nationale also provides for a second phase of deployment on approximately 1,000 additional sites over the 2005 to 2006 period. The economic terms and conditions of this second phase of deployment will be agreed during the second half of 2003, which will result in an amendment of the initial Convention Nationale signed on 15 July 2003. The Management of Orange considers, to the best of its current knowledge, that this second phase of deployment is unlikely to have any materialimpact on its results of operations or financial position.

Lease commitments

        The table below shows future minimum lease commitments due under non cancellable operating and capital leases at 30 June 2003:

(in millions of euro)	Operating leases	Capital Leases
June 2004	689	51
June 2005	621	11
June 2006	426	2
June 2007	362	1
June 2008	318	1
June 2009 and thereafter	1,045	11

Total minimum lease commitments	3,461	77
Less amounts representing interest	—	(3)

Present value of net minimum lease commitments	3,461	74

        Rental expense under operating leases amounted to €270 million, €228 million and €504 million for the six months ended 30 June 2003, 2002 and for the year ended 31 December 2002 respectively.

        In 2001, as part of a cross-border lease (QTE lease) with third parties, Orange Communications S.A. disposed of and leased back telecommunication equipment amounting to USD 179 million as at the transaction date. Orange Communications S.A. deposited funds, totalling USD 189 million together with the interest earned thereon at 30 June 2003 (USD 182 million at 31 December 2002), which will be used to settle its obligations under the capital lease. This in-substance early extinguishment of the capital lease obligations resulted in the offset of the deposit amount and the capital lease obligation.

        The obligations under the 1995 and 1997 OPCS's defeased leases (see Note 15) and under the 2001 Orange Communications S.A. QTE lease (see above) are not reflected in the total contractual obligations because of the early extinguishment of these commitments.

OFF BALANCE SHEET COMMITMENTS LINKED TO FINANCIAL INVESTMENTS

        Orange has entered into agreements with some of its co-shareholders whereby Orange has an option to purchase and/or sell shares of its subsidiaries, affiliates and investments. Some of these agreements also contain clauses relating to transfers of shares. The main agreement relates to Orange Dominicana S.A. and is as follows:

  •
  Orange's co-shareholder in Orange Dominicana S.A. has a put option exercisable on a quarterly basis between 2003 and 2007 at market value as appraised by an independent investment bank, whereby it can sell its 14% shareholding in this company. The management of Orange considers, to the best of its current knowledge, that Orange's financial exposure under this commitment is not deemed to be material.

        Moreover, shareholders agreements governing relationships with Orange's partners in Thailand, Denmark, Egypt, India, Sweden and Slovakia provide for a put and/or call procedure in the event of a serious breach or deadlock on fundamental issues which have not been resolved through escalation procedures, or change of ownership of the shareholders. Those options are generally exercisable at market value as appraised by independent experts, except for the following:

  •
  If one shareholder of BITCO claims that one of its co-shareholders has committed a material breach under the terms of the current shareholders' agreement (see Note 10), and that claim is confirmed after dispute resolution procedures have been followed, the non-defaulting shareholder has a right to buy the defaulting party's shares at 80% of market value or sell its own shares to the defaulting party at 120% of market value. An act of insolvency of either party also entitles the other to exercise put or call options on the same basis. However, neither party can be compelled to complete a share transfer in contravention of Thai law or without all applicable regulatory approvals. Thai law currently restricts foreign ownership of a telecommunication company to less than 50%, so Orange cannot effectively either exercise a call or be compelled to accept a put which would increase its present 49% stake to 50% or above.

  •
  In the event of a change of ownership of the shareholders in Egypt (as for Orange, this clause would be triggered only in the event of a change of ownership on 51%—or above—of France Telecom's capital), the exercise price equals 115% of market value, determined by reference to trading prices of ECMS calculated in accordance with the shareholders'agreement.

  •
  If Orange is the defaulting party in Slovakia, the exercise price would include the estimated damages to be paid to the non defaulting parties.

  •
  In the event of a material default of Orange on its obligations as provided under the shareholders'agreement of Orange Holding A/S, its 67.23% owned subsidiary in Denmark, the agreement provides that the other shareholders can force Orange to purchase their shares in Orange Holding A/S at market value or at the higher of market value and the initial cost of their investment plus 15% per annum in the event the default notice was given before 20 July 2002. Orange's co-shareholders served such default notice on Orange prior to that date (see section on "litigation and claims"). In the event of a default by the other shareholders on their obligations, Orange and the non defaulting parties can purchase the shares of the defaulting shareholders at market value less a discount of 25%.

  •
  Orange's co-shareholders in 3G Infrastructure Services AB ("3Gis"), a joint venture set up by Orange Sverige AB and two other operators in Sweden, had a call option on the interests held by Orange in 3Gis in the event of a breach by Orange of its financing obligations to 3Gis or if the UMTS licence held by Orange Sverige AB was transferred to a third party or lost or surrendered. The exercise price was the nominal amount of the shares held by Orange Sverige AB in 3Gis. As a consequence of Orange's decision to withdraw from the Swedish market (see Note 7), Orange's interests in 3Gis were fully depreciated at 31 December 2002. On 8 May 2003, Orange Sverige AB terminated the 3Gis joint venture agreement and all contracts connected thereto (see section on "litigation and claims").

GUARANTEES AND ENDORSEMENTS

        In the ordinary course of its business, Orange gives and receives certain guarantees of which the more significant at 30 June 2003 are as follows:

  •
  Shares and other assets owned by Orange have been pledged to financial institutions in order to guarantee the repayment of bank loans and credit facilities contracted by Orange, amounting to €1,827 million (used portion) and totalling €2,476 million (total amount of the loans and facilities) at 30 June 2003. The main pledged assets relate to the following:

  •
  Substantially all of Orange Holdings UK's and its subsidiaries's fixed assets: those assets, which represent a net book value of €9,326 million at 30 June 2003, have been pledged to the benefit of financial lending institutions in order to guarantee the repayment of lines of credit, amounting to €1,504 million, of which €927million had been drawn down at 30 June 2003.

  •
  The business and substantially all the buildings owned by Mobistar S.A.: these assets have been pledged to the benefit of the France Telecom group and financial institutions in order to guarantee the repayment of lines of credit totalling €385 million, of which €361 million had been drawn down at 30 June 2003.

  •
  Orange's consolidated investments in Romania, Slovakia, Denmark, Egypt, Cameroon, Botswana, the Dominican Republic and Madagascar and its non consolidated investments in Portugal and Sweden (i.e. the interest held by Orange Sverige AB in 3Gis exclusively).

        The assets pledged at 30 June 2003 can be analysed as follows:

(in millions of euros)	Net book value of assets	Total balance sheet assets	% of total balance sheet
Intangible assets, net (excluding goodwill)	6,194	7,853	79%
Property, plant and equipment, net	4,292	9,834	44%
Non consolidated investments	54	302	18%

Total	10,540	17,989	59%

        Including:

(in millions of euros)	Start date	Maturity date	Amount of assets
United Kingdom	December 1997	December 2005	9,326
Belgium	February 2000	December 2006	768
Romania	April 1998	December 2005	313
Other countries	—	—	133

Total	—	—	10,540

        The detail of the pledged investments held by Orange at 30 June 2003 is as follows:

Pledged investments	Number of shares	% of capital	Country
Consolidated investments
Orange Romania S.A.	474,707,455	50.7	Romania
Orange Slovensko, a.s.	20,998,400	62.2	Slovakia
Orange Denmark A/S	2,688,428	100.0	Denmark
ECMS	51,031,730	51.0	Egypt
Orange Cameroun	700	70.0	Cameroon
Orange Botswana	9,945	51.0	Botswana
Orange Dominicana	8,939,635	51.0	Dominican Republic
Orange Madagascar	369,059	65.9	Madagascar
Non consolidated investments
3Gis	25,000	33.3	Sweden
Optimus	43,733,120	10.3	Portugal
  •
  In February 2002, Orange and its co-shareholders in BITCO entered, on a joint and several basis, into a sponsor support deed in favour of equipment suppliers and a pool of Thai banks in connection with a 24-month bridge loan facility of THB 27 billion granted to TA Orange Company Limited (and increased to THB 33 billion in November 2002, i.e. €687 million as at 30 June 2003). Under this agreement, Orange and its co-shareholders in BITCO have agreed to the following:

  •
  Under limited circumstances (the main one being in the event of a cash shortfall in TA Orange Company Limited), they are committed to inject cash in that company up to a maximum amount of USD $175 million.

    •
    In the event of changes in the regulatory environment prevailing in Thailand and if these were combined with a cash shortfall in TA Orange Company Limited, Orange might incur additional funding commitments towards TA Orange Company Limited. Those additional funding commitments would represent the incremental costs that may be incurred by TA Orange Company Limited as a result of such regulatory changes, over and above the regulatory costs estimated as agreed with the lenders. The Thai authorities have expressed their intention to establish a competitive regime for the telecommunications industry, however uncertainties relating to the timing, nature and economic impact on TA Orange Company Limited of such changes currently exist. Consequently, the potential financial consequences on Orange, which may arise as a result of such regulatory changes in connection with the financial commitment described above, cannot be measured to date.

    •
    Orange has committed to procure that TA Orange Company Ltd continues to operate and maintain its network, develop its business and its retail activities in a commercially prudent manner, and not abandon the project regardless of the basis of its entitlement to operate its network.

    •
    Orange should maintain control of WSB, the wholly owned subsidiary of Orange currently holding a 49% stake in BITCO, and WSB's shareholding or voting rights in BITCO should always be, directly or indirectly, more than 40%.

  •
  Pursuant to a Shareholder Support Agreement, Orange is required to make a Shareholder Contribution available to Connect Austria Gesellschaft Für Telekommunikation GmbH, a 17.45% owned investment, up to a total maximum amount of €68 million. Orange's obligation under this agreement will be extinguished at the end of 2009.

  •
  Orange has received guarantees from Orange Plc's former shareholders, Hutchison Whampoa and British Aerospace, as well as third party insurance to cover the payments of a termination sum, which would replace the future rental payments under the 1995 finance leases, should the deposit banks become insolvent. In respect of the 1997 finance leases, the lessors bear the risk in the event of insolvency of the deposit banks and Orange would not be liable for the payment of any termination sum.

LITIGATION AND CLAIMS

  •
  The Company and Orange Sverige AB are involved in arbitration proceedings with 3Gis.

    On 8 May 2003, Orange Sverige AB terminated the joint venture agreement in 3Gis and all contracts connected thereto, including a shareholder loan agreement to 3Gis and a guarantee granted by the Company, on the grounds that 3Gis will be unable to fulfil its fundamental obligation to roll-out the UMTS infrastructure in Sweden by the end of 2003 in light of the current status of the roll-out and due to significant changes in the market conditions prevailing in Sweden since the initial agreement date.

    Consequently, on 21 July 2003, Orange Sverige AB requested the Arbitration Institute in Stockholm to order 3Gis to repay the SEK 525 million (€57 million as at 30 June 2003) shareholder loan, plus interest, made by Orange Sverige AB as to give 3Gis the means to fulfil its obligations to roll-out the UMTS infrastructure.

    On 16 May 2003, 3Gis submitted a request for arbitration against the Company alleging that Orange Sverige AB and the Company had failed to make payments to 3Gis in accordance with the shareholder loan agreement and the related guarantee granted by the Company. The aggregate sum claimed by 3Gis amounts to SEK 475 million (€51 million as at 30 June 2003) plus interest.

    These two proceedings are at a very early stage and no assurance can be given as to their outcome.

  •
  On 19 July 2003, Orange's co-shareholders in Orange Holding A/S submitted a request for arbitration against Wirefree Services Denmark A/S ("WSD"), a wholly owned subsidiary of Orange and the owner of a 67.23% shareholding in Orange Holding A/S, and France Telecom Mobiles International S.A. ("FTMI"), a wholly owned subsidiary of France Telecom, as the sponsor of Orange Holding A/S, alleging that WSD and FTMI were in material breach of their obligations under the shareholders'agreement and associated agreements relative to Orange Holding A/S following publication by the company of an announcement relative to its continued commercialisation of fixed line activities. The co-shareholders claim that WSD should comply with their put right and purchase their 32.77% shareholding in Orange Holding A/S at the higher of market value and the initial cost of their investment plus 15% per annum, since they had notified the default before 20 July 2002 (see section on "off balance sheet commitments linked to financial investments"). The price claimed for their shares of Orange Holding A/S amounts to DKK 948 million (€128 million as at 30 June 2003) plus a carrying cost of 15% per annum, calculated by reference to the period between a relevant capital contribution and the date of completion of the put right.

    This arbitration proceeding is at a very early stage. Though no assurance can be given as to its outcome, the management of Orange considers, to the best of its current knowledge, that Orange is not in material breach of its obligations under the shareholders' agreement, hence the conditions allowing Orange's co-shareholders in Orange Holding A/S to validly exercise their put right against WSD are not met.

  •
  In March 2000, France Telecom S.A., MobilCom AG ("MobilCom") and its principal shareholder Gerhard Schmid signed a Cooperation Framework Agreement, the object of which was to provide MobilCom with the necessary financial support to purchase a UMTS licence and to develop a UMTS mobile telephone network in Germany.

    In December 2000, France Telecom S.A. set up through various contributions the Company to which it passed, with the agreement of Mr. Gerhard Schmid and of MobilCom, most of the rights and obligations resulting from the Cooperation Framework Agreement, apart from the commitments for conditional financial support which remained with France Telecom S.A. The Cooperation Framework Agreement dated March 2000, as amended by the December 2000 transfer and assumption agreement, is the "CFA".

    On 11 June 2002, France Telecom S.A. and Orange informed MobilCom and Mr. Gerhard Schmid that they were terminating the CFA, following and on the grounds of a series of serious breaches of such agreement by Mr. Gerhard Schmid and MobilCom. On 12 September 2002, France Telecom S.A. and Orange announced their decision not to seek control of MobilCom and France Telecom S.A. to no longer reply to MobilCom's requests for financial support.

    After the announcement of France Telecom S.A.'s and Orange's withdrawal, MobilCom received support from the Federal Government of Germany, which enabled it to continue operations.

    Discussions between the Federal Government of Germany, France Telecom S.A., MobilCom and a mediator lead, on 20 November 2002, to the approval of the MC Settlement Agreement setting up a plan for saving MobilCom, which ends the original agreements between MobilCom, France Telecom S.A. and Orange over the development of UMTS in Germany.

    The MC Settlement Agreement, which became definitive on 3 March 2003, provides, among other things, that MobilCom and Mr Gerhard Schmid renounce all recourse against France Telecom S.A. and Orange, and vice versa and that the MobilCom shares held by Mr Gerard Schmid and Millenium, a related party to Mr Gerard Schmid, are subject to a fiduciary transfer.

    In February 2003, Mr Gerhard Schmid lodged a filing for personal bankruptcy and the Flensburg tribunal named a provisional legal administrator. This procedure could give rise to challenge the validity of the fiduciary transfer of Mr Gerhard Schmid's shares, and his renunciation of all recourse against France Telecom S.A. and Orange.

    Moreover, between 15 March and 30 June 2002, Mr Gerhard Schmid has attempted, five times, to exercise his put option to sell his 21.6 million shares in MobilCom to Orange, pursuant to his interpretation of the CFA, at a price to be appraised by investment banks. Such price could possibly be above the current quoted market price. Should his renunciation of all recourse against France Telecom S.A. and Orange be invalidated, Mr Gerhard Schmid could claim the exercise price of his put option or seek compensation from France Telecom S.A. and Orange for the alleged loss in value of his shares following the allegedly unfounded termination of the CFA by France Telecom S.A. and Orange. France Telecom S.A. and Orange consider that Mr Gerard Schmid's renunciation of all recourse is valid and judge that potential claims, which could be brought against them by Mr Gerhard Schmid or a legal administrator, would be unfounded.

    In February 2003, minority shareholders of MobilCom also undertook action against resolutions adopted during a shareholders'meeting of MobilCom on 27 January 2003 in connection with, among other things, the approval of the MC Settlement Agreement. France Telecom S.A. and Orange consider that such action will have no impact on the validity of the MC Settlement Agreement.

    In this context, the management of Orange still considers, to the best of its current knowledge, that no provision for risk has to be recorded in its accounts for the period ended 30 June 2003, based on an assessment of its legal position to different types of claims that could be brought against it. The management of Orange underlines however, that it cannot exclude that risks could arise from legal rulings leading to further claims that the advisors to Orange judge to be unfounded.

        Except as described above, Orange is involved in a number of legal proceedings and has various claims pending as part of the ordinary course of its business. Associated costs are accrued when it is probable that a liability has been incurred, and the amount of that liability can be estimated within a reasonable range.

        Although no assurance can be given as to the outcome of open claims, the Management of Orange estimates that it is not likely that such open claims could have a significant adverse effect on Orange's financial statements as at 30 June 2003.

***

        The Management of Orange considers, to the best of its current knowledge, that there are no existing commitments likely to have a significant impact on the current or future financial situation of Orange, other than those disclosed above.

23.   CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

        Orange's contractual obligations and other commitments at 30 June 2003 are as follows:

	Payments due by period
(In millions of euros)	Total	By end of June 2004	Between July 2004 and end of June 2006	Between July 2006 and end of June 2008	July 2008 and thereafter
On balance sheet
Long-term borrowings (see Note 12)	2,779	1,464	643	150	522
Short-term borrowings (see Note 12)	2,650	2,650	—	—	—
Vendor Financing (see Note 13)	540	540	—	—	—
Off-balance sheet
Operating leases (see Note 22)	3,461	689	1,047	680	1,045
Capital leases (see Note 22)	77	51	13	2	11
Purchase of fixed assets and investments	943	758	130	55	—
Purchase of other supplies and services	922	777	92	27	26

Total contractual obligations	11,372	6,929	1,925	914	1,604

        At 30 June 2003, obligations relating to the purchase of fixed assets and investments include:

  •
  Commitments to purchase network equipment from vendors in connection with the roll out of Orange's UMTS networks in France and the United Kingdom, in an amount of €526 million.

  •
  A €10 million commitment pursuant to an interoperable mobile payment scheme founding agreement.

        At 30 June 2003, obligations relating to the purchase of other supplies and services primarily include an aggregate €465 million commitment in connection with the purchase of mobile equipment (handsets) and a €194 million commitment in relation to the outsourcing of Orange's customer services in France.

	Commitments maturing by period
(In millions of euros)	Total	By end of June 2004	Between July 2004 and end of June 2006	Between July 2006 and end of June 2008	July 2008 and thereafter
Guarantees (see Note 22)	221	153	—	—	68

Total other commitments	221	153	—	—	68

24.   RELATED PARTY TRANSACTIONS

        The transactions and balances summarised below arose in the ordinary course of business with related parties:

Balances with related parties

(in millions of euro)	At 30 June 2003	At 31 December 2002
	(unaudited)
Payables to related parties
France Telecom	3,368	4,004
Receivables and cash on deposits with related parties
France Telecom	1,203	723
Non consolidated investments and affiliates	175	175

Transactions with related parties

	Six Months Ended 30 June
			Year Ended 31 December 2002
(in millions of euro)
	2003	2002
	(unaudited)
Transactions with related parties
France Telecom:
—Revenues(1)	736	816	1,675
—Expenses(1)	(1,034)	(1,228)	(2,460)

(1)
Includes interests.

        The main transactions with related parties relate to interconnection between networks.

25.   POST BALANCE SHEET EVENTS

  •
  On 1 July 2003, Orange divested its 26.58% shareholding in Wind and received cash proceeds of €1,537 million (see Note 10).

  •
  On 1 August 2003, Orange plc's senior notes due in August 2008 were redeemed (see Note 12). On 18 July 2003, Orange plc launched a tender offer to purchase for cash its senior notes due in 2006. This offer was completed on 26 August 2003. Orange received tenders from holders of approximately USD 156.7 million in aggregate principal amount of the notes, which were accepted by Orange. The aggregate cost of USD 184.2 million to purchase these notes (inclusive of USD 3.3 million accrued interests) was paid by Orange on 27 August 2003.

  •
  On 1 August 2003, the representatives of Orange's co-shareholders in Orange Holding A/S resigned from the board of directors of Orange Holding A/S with immediate effect.

    On 4 August 2003, the board of directors of Orange Holding A/S, by majority vote, agreed to finalise the increase in the share capital of that company for an amount of DKK 94.9 million (around €13 million) to be subscribed in cash which increase in share capital had been resolved, by majority vote, at a shareholders' meeting of Orange Holding A/S held on 4 June 2003. Once finalised, the capital increase will result in an increase of Orange's shareholding in Orange Holding A/S from 67.23% to 75.68%, since Orange's co-shareholders did not wish to participate in the capital increase. However, the finalisation of the capital increase is currently suspended pending a decision to be rendered by the Danish courts following legal action commenced by Orange's co-shareholders in Orange Holding A/S.

  •
  On 26 August 2003, Orange divested its 100% shareholding in HTG and received a cash consideration of €64 million (see Note 11).

26.   CONSOLIDATION SCOPE

        For the six months to 30 June 2003, the main changes in the consolidation scope relate to the following:

  •
  Orange took part in the formation of Orange Global Ltd, Orange Direct Ltd, Orangedot Ltd, Orange Ventures Management Ltd and Orange Venture 1 Limited Partnership.

  •
  Mobile Internet for Business S.N.C. was merged into OrangeFrance S.A.

  •
  3G Infrastructure Services AB was deconsolidated.

  •
  Book2eat.com Holdings Ltd was liquidated.

        In 2002, the main changes in the consolidation scope related to the following:

  •
  Orange acquired a 71.25% stake in the Egyptian operation MobiNil from the France Telecom Group on 1 July 2002, ensuring joint control of MobiNil with Orascom Telecom Holding S.A.E. as its partner and co-shareholder. MobiNil owns 51% of ECMS. ECMS was formed in 1998 and awarded its GSM 900 licence the same year. ECMS is Egypt's number one provider of wirefree services.

  •
  Orange bought out the minority interests of Mobile Internet for Business S.N.C. (50%), Orange Sverige AB (2%) and Orange Communications S.A. (0.25%) bringing its total shareholding to 100% of the share capital of those three companies.

  •
  On 8 July 2002, Orange approved the capital increase of Orange Holding A/S for an amount of €177 million, of which Orange contributed €156 million through the partial conversion of its existing shareholder loan into capital in July 2002, and €21 million in cash in September 2002. This resulted in an increase of Orange's shareholding in Orange Holding A/S from 53.58% to 67.23%, since Orange's co-shareholders did not participate in the capital increase.

  •
  GlobtelNet, a.s., in which Orange owned an initial 85% stake, was merged into Orange Slovensko, a.s. in January 2002 and additionally Orange's co-shareholders in Orange Slovensko, a.s. participated in a capital increase which was not subscribed by Orange, resulting in a slight decrease in Orange's shareholding in Orange Slovensko, a.s. from 64.27% to 63.88%.

  •
  Orange took part in the formation of Castle Worldwide Finance CV, Rann BV, Orange World Services A/S and GIE Orange Réunion Invest.

  •
  OrangeServices S.A. and OrangeClients S.A. were merged into OrangeFrance S.A.

  •
  Mobile et Permission S.A. and 3G Infrastructure Services AB were consolidated for the first time.

  •
  Rapid Link was liquidated.

FRANCE

FULLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
OrangeFrance S.A. ("Orange France")(1)	France	99.86%	99.86%	99.86%	99.86%
Orange Caraïbe S.A.(1)	France	100.00%	100.00%	100.00%	100.00%
OrangeDistribution S.A.(1)	France	99.86%	100.00%	99.86%	99.86%
Rapp 6(1)	France	99.86%	100.00%	99.86%	99.86%
Orange Support et Consulting(1)	France	99.86%	100.00%	99.86%	99.86%
Orange Réunion(1)	France	99.86%	100.00%	99.86%	99.86%
OrangePromotions S.A.(1)	France	99.86%	100.00%	99.86%	99.86%
Mobile et Permission S.A.(1)	France	99.86%	100.00%	99.86%	99.86%
GIE Orange Réunion Invest	France	99.86%	100.00%	—	99.86%
Mobile Internet for Business S.N.C.	France	—	—	—	99.86%

PROPORTIONALLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Darty France Télécom	France	49.93%	50.00%	49.93%	49.93%
Fidecall	France	49.93%	50.00%	49.93%	49.93%
Inventmobile S.A.	France	49.93%	50.00%	49.93%	49.93%
Mobile Internet for Business S.N.C.	France	—	—	49.93%	—

(1)
The French companies highlighted above are part of the French tax group since 1 January 2002 (see Note 6).

UNITED KINGDOM

FULLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Orange Personal Communications Services Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Cellular Services Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Holdings (UK) Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Mobile Data UK Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Paging (UK) Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Retail Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange 3G Ltd.	England	100.00%	100.00%	100.00%	100.00%
The Point Telecommunications Ltd.	England	100.00%	100.00%	100.00%	100.00%

REST OF WORLD

FULLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Mobistar Corporate Solutions	Belgium	50.79%	100.00%	50.79%	50.79%
Mobistar S.A.	Belgium	50.79%	50.79%	50.79%	50.79%
Mobistar Affiliates	Belgium	50.79%	100.00%	—	50.79%
Orange Botswana Pty (formerly Vista Cellular Ltd)	Botswana	51.00%	51.00%	51.00%	51.00%
Orange Côte d'Ivoire	Ivory Coast	85.00%	85.00%	85.00%	85.00%
Orange Cameroun S.A	Cameroon	70.00%	70.00%	70.00%	70.00%
Orange A/S	Denmark	67.23%	100.00%	53.58%	67.23%
Orange Holding A/S	Denmark	67.23%	67.23%	53.58%	67.23%
Orange Dominicana S.A.	Dominican Republic	86.00%	86.00%	86.00%	86.00%
Telsea	Mauritius	51.00%	51.00%	51.00%	51.00%
Orange Madagascar (formerly Société Malgache de Mobiles)	Madagascar	33.61%	65.90%	33.61%	33.61%
Orange Nederland N.V. (formerly Dutchtone N.V.)	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Retail B.V. (formerly Dutchtone Retail)	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Romania S.A.	Romania	67.81%	67.81%	67.81%	67.81%
Orange Slovensko, a.s.	Slovakia	63.88%	63.88%	63.88%	63.88%
Orange Sverige AB	Sweden	100.00%	100.00%	100.00%	100.00%
Orange Communications S.A.	Switzerland	100.00%	100.00%	100.00%	100.00%
Orange Global Ltd.	England	100.00%	100.00%	—	—
Castle Worldwide Finance CV	The Netherlands	100.00%	100.00%	—	100.00%

PROPORTIONALLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
3G Infrastructure Services AB	Sweden	—	—	33.33%	33.33%
MobiNil for Telecommunications ("MobiNil")	Egypt	71.25%	71.25%	—	71.25%
Egyptian Company for Mobile Services ("ECMS")	Egypt	36.36%	51.03%	—	36.36%
MobiNil Invest	Egypt	36.36%	51.03%	—	36.36%
MobiNil Services (formerly MMEA)	Egypt	35.63%	50.01%	—	35.63%
Rann BV	The Netherlands	50.00%	50.00%	—	50.00%

EQUITY ACCOUNTED INVESTMENTS

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Wind Telecomunicazioni S.p.A. (Group)	Italy	26.58%	26.58%	26.58%	26.58%
MobilCom A.G. (Group)	Germany	—	—	28.27%	—
Bangkok Inter Teletech Company Ltd.—("BITCO")	Thailand	49.00%	49.00%	49.00%	49.00%
TA Orange Company Ltd.	Thailand	48.91%	48.91%	48.91%	48.91%

GROUP SHARED FUNCTIONS

FULLY CONSOLIDATED COMPANIES

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Ananova Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Services US, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orangeworld, Inc	United States	100.00%	100.00%	100.00%	100.00%
Wildfire Communications, Inc.	United States	100.00%	100.00%	100.00%	100.00%
Orange World Services A/S	Denmark	100.00%	100.00%	—	100.00%
Orange plc	England	100.00%	100.00%	100.00%	100.00%
Orange Austria Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange International Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange Overseas Holdings No.2 Ltd.	England	100.00%	100.00%	100.00%	100.00%
Orange International Developments Ltd.	Bahamas	100.00%	100.00%	100.00%	100.00%
Wirefree Services Belgium	Belgium	100.00%	100.00%	100.00%	100.00%
Orange International S.A.S.	France	100.00%	100.00%	100.00%	100.00%
Wirefree Services Denmark A/S	Denmark	100.00%	100.00%	100.00%	100.00%
Orange International B.V.	The Netherlands	100.00%	100.00%	100.00%	100.00%
Orange Direct Ltd.	England	100.00%	100.00%	—	—
Orangedot Ltd.	England	100.00%	100.00%	—	—
Orange Ventures Management Ltd.	England	100.00%	100.00%	—	—
Orange Ventures 1 Limited Partnership	United States	100.00%	100.00%	—	—
Orange Ocean Ltd	England	100.00%	100.00%	—	100.00%
Orange Holdings Ltd.	England	100.00%	100.00%	100.00%	100.00%

EQUITY ACCOUNTED INVESTMENTS

		% interest	% control	% interest
Company	Country	30 June 2003	30 June 2003	30 June 2002	31 December 2002
Book2eat.com Holdings Ltd. (liquidated)	England	—	—	41.74%	41.74%
NewsTakes, Inc. (in liquidation)	United States	25.00%	25.00%	25.00%	25.00%

Etats financiers consolidés

Orange

Pour les semestres clos les 30 juin 2003 et 2002 et l'exercice clos le 31 décembre 2002

ORANGE—SOMMAIRE DES ETATS FINANCIERS CONSOLIDES

ORANGE—COMPTES DE RESULTAT CONSOLIDES

		Semestres clos les 30 juin
				Exercice clos le 31 décembre 2002
En millions d'euros (sauf résultat par action)
	Note	2003	2002
Chiffre d'affaires	3	8 615	8 059	17 085
Coût des services et produits vendus		(2 942)	(2 814)	(6 200)
Frais commerciaux		(1 877)	(2 312)	(4 515)
Frais administratifs		(514)	(617)	(1 200)
Frais de recherche et développement		(14)	(12)	(24)

Résultat d'exploitation avant amortissements des immobilisations ("REAA")	3	3 268	2 304	5 146
Dotations aux amortissements (hors écarts d'acquisition)	3, 8, 9	(1 182)	(1 059)	(2 364)

Résultat d'exploitation	3	2 086	1 245	2 782
Charges financières, nettes		(195)	(197)	(419)
Pertes de change		(66)	(15)	(44)

Résultat courant des entreprises intégrées		1 825	1 033	2 319
Autres produits et charges non opérationnels, nets	5	(36)	(1)	(24)
Impôt sur les bénéfices avant éléments exceptionnels	6	(683)	(382)	(811)

Résultat des entreprises intégrées avant éléments exceptionnels		1 106	650	1 484
Quote-part dans les résultats des sociétés mises en équivalence (hors amortissement ta]des écarts d'acquisition)	3, 10	(106)	(207)	(385)
Amortissement des écarts d'acquisition	8, 10	(99)	(157)	(295)

Résultat net de l'ensemble consolidé avant éléments exceptionnels		901	286	804
Eléments exceptionnels avant impôt	6	(198)	(1 080)	(5 236)
Impôt sur éléments exceptionnels	6, 7	2 632	—	67

Résultat net de l'ensemble consolidé		3 335	(794)	(4 365)
Intérêts minoritaires	16	(71)	(68)	(171)

RESULTAT NET PART DU GROUPE		3 264	(862)	(4 536)

Résultat avant éléments exceptionnels par action (de base et dilué)		0,19	0,06	0,17

Résultat net part du Groupe par action		0,68	(0,18)	(0,94)
Résultat net dilué part du Groupe par action		0,68	(0,18)	(0,94)

Les notes annexes font partie intégrate des comptes consolidés.

ORANGE—BILANS CONSOLIDES

En millions d'euros	Note	Au 30 juin 2003	Au 31 décembre 2002
ACTIF
Ecarts d'acquisition nets	8	2 268	2 527
Immobilisations incorporelles nettes (hors écarts d'acquisition)	8	7 853	8 341
Immobilisations corporelles nettes	9	9 834	10 640
Titres mis en équivalence	10	1 560	1 956
Titres de participation non consolidés	11	305	299
Autres actifs à long terme	20	80	132
Impôts différés à long terme nets de provisions	6	1 496	65

Total de l'actif immobilisé		23 396	23 960

Stocks nets de provisions	19	163	204
Créances clients nettes de provisions	19, 20	2 155	2 332
Impôts différés à court terme nets de provisions	6	873	314
Autres créances et charges constatées d'avance	20	930	1 182
Valeurs mobilières de placement	12	3	4
Disponibilités	12	1 453	828

Total de l'actif circulant		5 577	4 864

TOTAL DE L'ACTIF		28 973	28 824

PASSIF
Capitaux propres (part du groupe)	17	16 271	13 709

Intérêts minoritaires	16	413	411

Dettes financières à long et moyen terme	12	1 315	2 733
Financement à long terme des équipementiers UMTS	13	—	287
Provisions pour risques et charges à long terme	19	120	143
Impôts différés à long terme	6	39	109
Autres dettes à long terme	15	207	220

Total des dettes à long terme		1 681	3 492

Part à moins d'un an des dettes financières à long et moyen terme, découverts bancaires et autres emprunts à court terme	12	4 114	3 969
Part à moins d'un an des financements accordés par les équipementiers UMTS	13	540	244
Dettes fournisseurs	20	3 822	4 476
Provisions pour risques et charges à court terme	19	248	258
Autres dettes à court terme	20	1 222	1 722
Impôts différés à court terme	6	86	10
Produits constatés d'avance		576	533

Total des dettes à court terme		10 608	11 212

TOTAL DU PASSIF		28 973	28 824

Les notes annexes font partie intégrate des comptes consolidés.

ORANGE—TABLEAUX DE VARIATIONS DES CAPITAUX PROPRES CONSOLIDES

En millions d'euros (sauf nombre d'actions)	Nombre d'actions émises	Capital	Primes d'émission	Réserves consolidées	Réserves de conversion	Total capitaux propres part du groupe
Solde au 1er janvier 2002	4 814 562 890	4 815	60 475	(46 652)	192	18 830

Résultat net pour l'exercice	—	—	—	(4 536)	—	(4 536)
Augmentation de capital	3 350	—	—	—	—	—
Ecarts de conversion	—	—	—	—	(594)	(594)
Autres variations	—	—	—	9	—	9

Solde au 31 décembre 2002	4 814 566 240	4 815	60 475	(51 179)	(402)	13 709

Résultat net pour le semestre	—	—	—	3 264	—	3 264
Augmentation de capital	311 923	—	2	—	—	2
Ecarts de conversion	—	—	—	—	(704)	(704)
Autres variations	—	—	—	—	—	—

Solde au 30 juin 2003	4 814 878 163	4 815	60 477	(47 915)	(1 106)	16 271

Voir note 17.

Les notes annexes font partie intégrante des comptes consolidés.

ORANGE—NOTES AUX ETATS FINAMCIERS CONSOLIDES

		Semestres clos les 30 juin
				Exercice clos le 31 décembre 2002
En millions d'euros
	Note	2003	2002
FLUX DE TRESORERIE LIES A L'ACTIVITE
Résultat net part du groupe		3 264	(862)	(4 536)
Amortissement des immobilisations et des écarts d'acquisition	8, 9, 10	1 281	1 216	2 659
Eléments exceptionnels avant impôt (flux non monétaires)	7	116	1 080	5 236
Plus et moins values sur cessions d'actifs		20	6	19
Variation des provisions avant éléments exceptionnels		16	(13)	(4)
Pertes de change sans effet monétaire		83	—	—
Résultats non distribués des sociétés mises en équivalence	10	106	207	385
Impôts différés	6	(1 989)	57	104
Intérêts minoritaires	16	71	68	171
Autres éléments		(1)	—	1

Capacité d'autofinancement		2 967	1 759	4 035

Variation du besoin en fonds de roulement		107	(140)	—
Effet net des cessions de créances	20	(26)	—	582

Flux net de trésorerie généré par l'activité		3 048	1 619	4 617

FLUX DE TRESORERIE LIES AUX OPERATIONS D'INVESTISSEMENT
Acquisition d'immobilisations corporelles et incorporelles (hors licences UMTS et nette des variations sur fournisseurs d'immobilisations(1))	8, 9	(1 292)	(1 804)	(3 538)
Acquisition de licences UMTS	21	—	—	(35)
Acquisitions de titres de participation et de filiales, hors trésorerie acquise	21	(88)	(288)	(834)
Produits de cession de titres de participation et d'autres actifs	21	2	1	8

Flux net de trésorerie affecté aux opérations d'investissement		(1 378)	(2 091)	(4 399)

FLUX DE TRESORERIE LIES AUX OPERATIONS DE FINANCEMENT
Augmentation (diminution) des emprunts à long terme		(490)	(425)	106
Augmentation (diminution) des découverts bancaires et des emprunts à court terme		(508)	528	(516)
Augmentation du financement des équipementiers UMTS	13	9	279	297
Augmentation de capital de la société mère et distribution de dividendes de filiales aux actionnaires minoritaires		(20)	2	(5)

Flux net de trésorerie (affecté aux) provenant des opérations de financement		(1 009)	384	(118)

(Diminution) augmentation des disponibilités		661	(88)	100
Incidence des variations de taux de change sur les disponibilités		(36)	(16)	(26)
Disponibilités à l'ouverture	12	828	754	754

Disponibilités à la clôture	12	1 453	650	828

(1) Les variations sur fournisseurs d'immobilisations ont généré un flux de trésorerie négatif de 366 millions d'euros pour le semestre clos le 30 juin 2003 (contre un flux négatif de 310 millions d'euros pour le semestre clos le 30 juin 2002 et un flux négatif de 204 millions d'euros pour l'exercice clos le 31 décembre 2002).
INFORMATIONS COMPLEMENTAIRES
Flux de trésorerie négatifs liés au paiement d':
—Intérêts financiers		(215)	(238)	(418)
—Impôt sur les bénéfices		(60)	(490)	(595)

Les notes annexes font partie intégrante des comptes consolidés.

ORANGE—NOTES AUX ETATS FINANCIERS CONSOLIDES

1.     PRESENTATION DE L'ACTIVITE

        Orange S.A. («la Société») est une société cotée sur le premier marché d'Euronext Paris et sur le London Stock Exchange.

        La Société, ses filiales et participations («Orange») proposent une gamme complète de services de télécommunication mobile et de transmission de données en France, au Royaume Uni et sur certains marchés d'Europe continentale et du reste du monde.

2.     METHODES COMPTABLES

        Les comptes consolidés semestriels d'Orange sont établis conformément aux principes comptables généralement admis en France, selon les dispositions du règlement 99-02 du Comité de la Réglementation Comptable (CRC) et conformément aux recommandations du Conseil National de la Comptabilité (CNC) relatives aux comptes intermédiaires.

        La Direction d'Orange estime que l'information financière intérimaire non auditée présentée dans ce document donne une image fidèle de la situation financière d'Orange au 30 juin 2003 ainsi que des résultats des opérations et des flux de trésorerie consolidés pour les semestres clos les 30 juin 2003 et 2002.

        Les comptes consolidés semestriels d'Orange doivent se lire en complément des états financiers consolidés pour l'exercice clos le 31 décembre 2002 qui figurent dans le Document de Référence enregistré auprès de la Commission des Opérations de Bourse (COB), le 5 juin 2003, sous la référence No. R.03-109.

PREMIERE APPLICATION DE NOUVEAUX TEXTES COMPTABLES SUR LES PERIODES PRESENTEES

  •
  Le règlement CRC 02-10 redéfinit les notions d'amortissement et de dépréciation et précise les situations dans lesquelles un test de dépréciation de valeur des actifs corporels et incorporels doit être conduit. Ce règlement s'applique aux exercices ouverts à compter du 1er janvier 2005 et peut faire l'objet d'une application anticipée au 1er janvier 2002. Orange n'a pas anticipé l'application de ce règlement en 2002 ni en 2003.

    Toutefois, Orange revoit actuellement les principes posés par ce texte et évalue ses modalités d'application ainsi que ses impacts potentiels sur le résultat des opérations et la situation financière d'Orange.

  •
  Le 1er avril 2003, le CNC a émis la recommandation 03-R-01 relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires (avantages postérieurs à l'emploi, avantages à long terme et indemnités de rupture du contrat de travail). Cette recommandation est applicable au 1er janvier 2004, avec une possibilité d'application anticipée au 1er janvier 2003. Orange estime à ce jour que cette recommandation n'est pas susceptible d'avoir une incidence significative sur le résultat de ses opérations ou sa situation financière.

  •
  La Loi de Sécurité Financière est parue au Journal Officiel le 2 août 2003. Cette loi comprend, entre autres, une disposition comptable supprimant la nécessité de détention de titres d'une entité contrôlée pour la consolider. Cette disposition serait applicable à partir du 1er janvier 2004. Orange identifiera les effets de cette disposition dès que les organismes de normalisation comptable en auront précisé les modalités complètes d'application.

PRESENTATION DES ETATS FINANCIERS

  •
  Au compte de résultat, les charges opérationnelles sont présentées selon leur destination, à l'exception des dotations nettes aux amortissements et aux provisions sur immobilisations corporelles et incorporelles qui sont présentées sous deux rubriques spécifiques du compte de résultat "Dotations aux amortissements (hors écart d'acquisition)" et "Amortissement des écarts d'acquisition".

  •
  Les «autres produits et charges non opérationnels, nets» comprennent principalement:

  •
  Les résultats de cessions d'entreprises consolidées et de titres de participation, y compris les résultats de dilution.

  •
  Les pertes encourues lors de cessions de créances dans le cadre de programmes de titrisation.

  •
  Tous les impôts, à l'exception des impôts sur les bénéfices relatifs aux éléments exceptionnels, sont présentés dans la rubrique «Impôt sur les bénéfices avant éléments exceptionnels». La charge totale d'impôt sur les bénéfices est présentée en note 6.

  •
  La rubrique "Amortissement des écarts d'acquisition" inclut l'amortissement des écarts d'acquisition de l'ensemble des entreprises intégrées et également des sociétés mises en équivalence.

  •
  Les éléments exceptionnels incluent:

  •
  Les pertes et autres charges enregistrées dans le cadre des tests de dépréciation de valeur réalisés à chaque clôture sur les écarts d'acquisition et les autres actifs immobilisés d'Orange, ainsi que leurs effets d'impôt associés.

  •
  Les pertes provenant de l'arrêt d'activités ou de projets spécifiques dont l'importance relative dépasse le cadre de l'activité courante, ainsi que leurs effets d'impôt associés. De telles pertes incluent généralement des dépréciations d'actifs immobilisés, des provisions pour restructuration et autres frais de fermeture ou de résiliation.

    Les lignes «Eléments exceptionnels avant impôt» et «Impôt sur éléments exceptionnels» sont détaillées en note 7.

  •
  Le bilan présente les actifs et les dettes en fonction de leur degré de liquidité ou d'exigibilité croissante et distingue les éléments à court terme, dont l'échéance est inférieure à un an, des éléments à long terme.

  •
  Le tableau des flux de trésorerie présente la variation de la trésorerie hors découverts bancaires et hors valeurs mobilières de placement à échéance de plus de trois mois à leur date d'acquisition, dont les variations sont respectivement incluses dans les activités de financement et d'investissement.

PRINCIPES DE CONSOLIDATION

        Les principes de consolidation sont les suivants:

  •
  Les filiales sur lesquelles Orange exerce directement ou indirectement un contrôle exclusif sont consolidées selon la méthode de l'intégration globale.

  •
  Les sociétés sur lesquelles Orange et un nombre limité d'autres actionnaires exercent un contrôle conjoint sont consolidées selon la méthode de l'intégration proportionnelle.

  •
  Les sociétés sur lesquelles une influence notable est exercée (correspondant, en général, à un pourcentage de droit de vote se situant entre 20 % et 50%) sont consolidées selon la méthode de la mise en équivalence.

        Toutes les opérations et soldes inter-compagnies significatifs sont éliminés.

CONVERSION DES ETATS FINANCIERS DES FILIALES ETRANGERES

        Les états financiers des filiales étrangères exprimés en devise locale sont convertis de la façon suivante:

  •
  Les actifs et les passifs sont convertis au taux de clôture.

  •
  Le compte de résultat est converti au taux moyen de la période.

  •
  Les écarts de conversion résultant de l'application de ces différents taux figurent dans un poste spécifique des capitaux propres.

        Les états financiers des filiales exerçant leur activité dans des économies à forte inflation sont retranscrits dans leur devise fonctionnelle, avant d'être convertis en euros, de la façon suivante:

  •
  Les éléments monétaires du bilan sont convertis au taux de clôture.

  •
  Les éléments non monétaires sont convertis au taux historique.

  •
  Le compte de résultat est converti au taux moyen de la période à l'exception des dotations et reprises d'amortissements et provisions qui sont converties au taux historique.

  •
  Les écarts de conversion résultant de l'application de ces différents taux figurent en résultat de change au compte de résultat.

OPERATIONS EN DEVISES

        Les soldes monétaires libellés en devises sont convertis en fin de période au taux de clôture. Les pertes et gains de change latents sur soldes monétaires en devises ne faisant pas l'objet de couvertures sont constatés en résultat de la période.

RECONNAISSANCE DU CHIFFRE D'AFFAIRES

        Les revenus du réseau (voir note 3) générés par Orange correspondent:

  •
  Aux frais d'abonnement mensuels et aux frais d'utilisation du réseau (y compris les revenus du trafic entrant et sortant et les services à valeur ajoutée), et

  •
  Aux paiements reçus, hors de France et par certaines des filiales consolidées du segment Reste du monde, d'autres opérateurs de réseaux mobiles pour l'acheminement d'appels partant de leurs réseaux et aboutissant sur les réseaux d'Orange.

        A cela s'ajoutent:

  •
  Les revenus des ventes d'équipement de télécommunication, à savoir les terminaux et accessoires, dans les points de vente Orange et par les revendeurs et distributeurs d'Orange, et

  •
  D'autres sources de revenus, telles que les frais de mise en service.

        Les revenus du réseau sont enregistrés lorsque la prestation de service correspondante, à savoir la communication téléphonique, le roaming et autres services à valeur ajoutée, est rendue.

        Les produits provenant de la vente d'équipements de télécommunication et les frais de mise en service sont constatés lors de la livraison au client ou lors de l'activation de la ligne, suivant les cas.

        Orange conclut parfois des accords avec des fournisseurs externes, afin que les clients d'Orange puissent avoir accès à certains contenus ou informations émanant de ces fournisseurs, à travers l'utilisation du réseau Orange. Orange évalue si son chiffre d'affaires doit être reconnu en brut ou en net sur la base des caractéristiques spécifiques à chaque accord. Les principaux indicateurs permettant la reconnaissance du chiffre d'affaires en brut, qui sont revus par Orange afin de déterminer le traitement comptable le plus approprié à chaque transaction, sont les suivants:

  •
  La latitude raisonnable laissée à Orange de fixer le prix du service rendu au client final.

  •
  La responsabilité d'Orange en matière de service après-vente, en cas d'insatisfaction du client.

COUTS D'ACQUISITION ET DE FIDELISATION DES CLIENTS

        Les coûts d'acquisition et de fidélisation des clients sont enregistrés dans les charges de l'exercice au cours duquel ils sont encourus.

        Les commissions payées au réseau de distribution, à condition que le distributeur connecte un nouveau client au réseau Orange ou fidélise un client existant d'Orange, et qui entraînent donc pour Orange des avantages économiques identifiables sous la forme de revenus du réseau complémentaires, sont reconnues en charges.

        Les coûts d'acquisition des clients sont calculés séparément (voir note 3):

  •
  En soustrayant des coûts d'acquisition des terminaux vendus, qui figurent au poste «Coûts des services et produits vendus», le montant des revenus de la vente d'équipement,

  •
  Ce premier montant est additionné à celui des commissions et rabais versés aux distributeurs qui figurent au poste «Frais commerciaux et administratifs».

FRAIS DE PUBLICITE

        Les frais de publicité sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

RECHERCHE ET DEVELOPPEMENT

        Les frais de recherche et développement sont comptabilisés dans les charges de l'exercice au cours duquel ils sont encourus.

FRAIS DE DEVELOPPEMENT DE SITES INTERNET

        Les coûts de développement de sites Internet sont enregistrés en charges ou en immobilisations en fonction de la phase de développement des sites: les dépenses relatives à la planification et à l'exploitation sont comptabilisées en charges de l'exercice au cours duquel elles sont encourues, les dépenses relatives au développement et à la création de la charte graphique constituent des immobilisations. Les principes comptables d'Orange sont conformes aux dispositions de l'avis 2003-05 émis par le CNC le 1er avril 2003.

VALEURS MOBILIERES DE PLACEMENT

        Les valeurs mobilières de placement sont comptabilisées à leur coût d'acquisition. Elles font, si nécessaire, l'objet d'une provision, calculée pour chaque ligne de titres de même nature afin de ramener leur valeur au cours de bourse moyen du dernier mois ou à leur valeur de négociation probable pour les titres non cotés.

DISPONIBILITES

        Les disponibilités sont constituées par les liquidités immédiatement disponibles et par les placements à court terme, sans risque en capital, dont l'échéance est généralement inférieure ou égale à trois mois à leur date d'acquisition. Ces placements sont évalués au coût historique, qui est proche de leur valeur de réalisation.

RECOUVREMENT DES CREANCES CLIENTS ET TITRISATION DE CREANCES

        Des provisions sont constituées sur la base d'une évaluation du risque de non-recouvrement des créances. Ces provisions sont fondées sur la base d'une appréciation individuelle ou statistique de ce risque de non-recouvrement.

        En raison des différents types de clientèle (particuliers, grandes entreprises et clients professionnels) localisés dans de nombreuses régions et pays et opérant dans des secteurs d'activités variés, Orange ne se considère pas exposé à une concentration du risque clients.

        Les créances clients faisant l'objet d'opérations de cession dans le cadre de programmes de titrisation sont sorties du poste «Créances clients nettes de provisions» dès lors que les droits et obligations attachés à ces créances ont été transférés à des tiers et la perte de cession correspondante est inscrite en «Autres produits et charges non opérationnels, nets». Les créances subordonnées conservées par Orange en couverture du risque de non-recouvrement des créances cédées sont inscrites en «Autres actifs à long terme» au bilan (voir note 20). La dépréciation de ces créances subordonnées est déterminée en fonction du risque de non-recouvrement des créances cédées et les variations correspondantes au compte de résultat sont incluses dans les «Frais commerciaux et administratifs».

STOCKS

        Les stocks comprennent essentiellement les terminaux. Ils sont valorisés au plus bas de leur coût d'acquisition et de leur valeur nette probable de réalisation tenant compte notamment des perspectives de revenus futurs générés par la prise d'abonnement. Le coût d'acquisition est déterminé selon la méthode "premier entré, premier sorti" ou en calculant un coût de revient moyen pondéré.

COMPTABILISATION DES ACQUISITIONS D'ENTREPRISES

        De manière générale, lors de l'acquisition d'une entreprise, le coût d'acquisition des titres est alloué, sur la base de la juste valeur, aux actifs et passifs identifiables de l'entreprise acquise.

        L'écart d'acquisition représente l'excédent du prix d'acquisition sur la quote-part acquise de la juste valeur des actifs et passifs identifiables. Il est inscrit au bilan consolidé sous la rubrique «Ecarts d'acquisition nets» pour les sociétés intégrées et sous la rubrique «Titres mis en équivalence» pour les sociétés sur lesquelles Orange exerce une influence notable.

        Les écarts d'acquisition relatifs aux entreprises étrangères sont comptabilisés comme des actifs libellés dans leur monnaie fonctionnelle et convertis au taux de clôture.

        Les écarts d'acquisition sont amortis sur des durées variant de 5 à 20 ans en fonction de la nature de l'activité et de l'importance stratégique de chaque acquisition.

        La valeur actuelle des écarts d'acquisition fait l'objet d'un examen lors de chaque clôture, lorsque des événements ou des circonstances indiquent qu'une perte de valeur est susceptible d'être survenue. De tels événements ou circonstances comprennent des changements significatifs défavorables présentant un caractère durable, affectant les hypothèses ou objectifs retenus à la date d'acquisition.

        Orange apprécie la valeur actuelle des écarts d'acquisition pour chacune de ses opérations intégrées ou mises en équivalence.

        La nécessité de constater une perte de valeur est appréciée par référence à la valeur actuelle estimée de chaque opération, qui est comparée à son coût de revient dans les comptes consolidés d'Orange. La valeur actuelle est le montant le plus élevé entre la valeur vénale et la valeur d'usage.

        La valeur vénale correspond au prix de vente net de frais de cession d'une opération, qui pourrait être obtenu par Orange dans le cadre d'une transaction réalisée à des conditions normales de marché. Elle est estimée sur la base des informations de marché disponibles en considérant les situations particulières.

        En raison de la volatilité des valorisations boursières dans le secteur des télécommunications, Orange privilégie dans son appréciation de la valeur d'usage la méthode des flux de trésorerie futurs actualisés. Ceux-ci sont déterminés, sur la base d'hypothèses raisonnables et vérifiables et qui représentent la meilleure estimation de la Direction d'Orange quant aux conditions d'exploitation futures, de la manière suivante:

  •
  Les flux de trésorerie prévisionnels sont issus des plans d'affaires les plus récents approuvés par la Direction d'Orange et couvrent un horizon approprié compris entre 5 et 10 ans.

  •
  Au-delà de cet horizon, les flux de trésorerie sont extrapolés par application d'un taux de croissance perpétuelle spécifique à chaque opération.

  •
  Des taux appropriés sont utilisés afin d'actualiser ces flux de trésorerie futurs.

        Pour les opérations dont la cession a été décidée, la valeur actuelle de l'écart d'acquisition est déterminée par référence au prix de cession net estimé de l'opération.

        Conformément au règlement 99-02 du Comité de la réglementation comptable, au coût d'acquisition des titres de l'entreprise acquise peut être substituée la valeur des actifs et passifs constitutifs des capitaux propres de celle-ci lorsque l'acquisition satisfait les conditions énoncées par le paragraphe 215 (l'acquisition doit notamment porter au moins sur 90 % du capital et être rémunérée par l'émission des titres de l'acquéreur).

IMMOBILISATIONS INCORPORELLES ET CORPORELLES

        Les licences d'exploitation des réseaux mobiles sont enregistrées en immobilisations incorporelles. Elles sont comptabilisées au coût d'acquisition (qui correspond au prix payé ou à la valeur actualisée des paiements futurs quand ceux-ci peuvent être raisonnablement estimés, suivant les cas) et amorties linéairement sur la période durant laquelle Orange bénéficie du droit d'utilisation de la licence, en tenant compte le cas échéant des perspectives de renouvellement. Les intérêts liés au financement des licences sont comptabilisés en charges. Les licences sont amorties à compter de la date de commercialisation des services.

        La licence UMTS octroyée à Orange France a été enregistrée conformément à l'avis du Comité d'Urgence du Conseil National de la Comptabilité. En conséquence, la part fixe de la redevance d'exploitation payée le 30 septembre 2001 pour 619 millions d'euros a été enregistrée en immobilisation incorporelle. La part variable de la redevance d'utilisation (soit 1 % des revenus UMTS futurs d'Orange France) sera payable annuellement et comptabilisée en charges de l'exercice au cours duquel elle sera encourue.

        Les parts de marché sont inscrites en immobilisations incorporelles. Leur coût de revient est déterminé lors de l'affectation du prix d'acquisition d'une filiale (voir note 8), sur la base des flux de trésorerie futurs correspondant à la base de clientèle sur les marchés concernés à la date d'acquisition. Elles ne sont pas amorties mais font l'objet d'un test de dépréciation de valeur à chaque date de clôture (voir dépréciation des actifs immobilisés).

        Les achats de capacité de transmission sur des cables terrestres et sous-marins («IRUS») sont inscrits en immobilisations incorporelles et amortis sur leur durée prévisible d'utilisation.

        Les immobilisations corporelles sont enregistrées à leur coût d'acquisition ou à leur coût de production, qui comprennent dans le cadre des réseaux les coûts de planification et de conception ainsi que les dépenses de construction, d'aménagement des sites et les frais d'extension fonctionnelle des installations.

        Les charges financières correspondant aux intérêts des capitaux empruntés pour financer la production des immobilisations corporelles sont incorporées au coût de production pendant la période de construction.

        Les dépenses de réparation, de maintenance et de démontage sont enregistrées dans les charges de l'exercice au cours duquel elles sont encourues.

        L'amortissement des immobilisations corporelles est calculé selon le mode linéaire en fonction des durées de vie économiques. Les durées de vie sont essentiellement les suivantes:

Réseau analogique et GSM	5 à 8 ans
Bâtiments et aménagements	10 à 30 ans
Équipement et logiciel informatique hors réseau	3 à 5 ans
Autres	3 à 10 ans

        Les biens financés par un contrat de location qui transfère à Orange les risques et avantages liés à la propriété de ces actifs sont comptabilisés en immobilisations avec en contrepartie l'inscription d'une dette financière.

DEPRECIATION DES ACTIFS IMMOBILISES

        Les actifs immobilisés incorporels et corporels font l'objet de dépréciation, lorsque, du fait d'événements ou de circonstances intervenus au cours de l'exercice (obsolescence, dégradation physique, performances inférieures aux prévisions et autres indicateurs internes ou externes), leur valeur actuelle apparaît durablement inférieure à leur valeur nette comptable. La valeur actuelle est la valeur la plus élevée entre la valeur vénale et la valeur d'usage.

        Les tests de dépréciation sont réalisés par groupe d'actifs en comparant la valeur actuelle et la valeur nette comptable. Quand une dépréciation apparaît nécessaire, son montant est comptabilisé à hauteur de l'écart entre la valeur nette comptable et la valeur actuelle.

        Pour les actifs destinés à être conservés et utilisés, la valeur actuelle est le plus souvent déterminée sur la base de la valeur d'usage, celle-ci correspondant aux avantages économiques attendus de l'utilisation et de la cession de ces actifs à la fin de leur vie. Elle est appréciée notamment par référence à des flux de trésorerie futurs actualisés, déterminés sur la base d'hypothèses raisonnables et vérifiables, qui représentent la meilleure estimation de la Direction d'Orange quant aux conditions d'exploitation futures ou par référence, soit aux coûts de remplacement vétusté déduite, soit aux coûts des technologies alternatives.

        Pour les actifs destinés à être cédés, la valeur actuelle est déterminée sur la base de la valeur vénale, celle-ci étant appréciée par référence aux prix de marché nets des coûts de cession.

TITRES DE PARTICIPATION NON CONSOLIDES

        Les titres de participation non consolidés sont inscrits à leur coût d'acquisition. Une provision pour dépréciation est constatée si cette valeur est durablement supérieure à la valeur d'utilité, appréciée par la Direction d'Orange sur la base de différents critères tels que la valeur de marché, les perspectives de développement économique, le retour sur investissement et les capitaux propres réévalués, en tenant compte de la nature spécifique de chaque participation.

IMPOTS DIFFERES

        Orange comptabilise les impôts différés résultant des décalages temporaires entre la valeur comptable et la base fiscale des actifs ou des passifs, ainsi que ceux résultant des reports déficitaires. Des provisions pour dépréciation des impôts différés actifs sont constatées en fonction de la probabilité de récupération de ces impôts.

        Orange utilise la méthode du report variable, selon laquelle les impôts différés sont calculés en appliquant les taux d'imposition votés à la date de clôture de l'exercice et qui seront en vigueur à la date de retournement des décalages temporaires ou d'utilisation des reports déficitaires. Les actifs et passifs d'impôts différés sont actualisés lorsque les effets de l'actualisation sont significatifs et qu'un échéancier fiable de retournement des décalages temporaires et d'utilisation des reports déficitaires peut être établi. Le taux d'actualisation utilisé inclut une prime de risque évaluée par la Direction sur la base d'hypothèses raisonnables.

        Conformément à l'avis du Comité d'urgence du CNC du 18 décembre 2002, aucun actif ni passif d'impôt différé n'est comptabilisé lors de l'élimination, en consolidation, des résultats de cession internes de titres de participation d'entreprises consolidées ou des provisions pour dépréciations et pour risques et charges, déductibles fiscalement, portant sur ces titres, sauf à hauteur des actifs nets d'impôt différé reconnus sur les reports fiscaux déficitaires des entreprises concernées.

        La charge d'impôt relative aux période intermédiaires est calculée par juridiction fiscale en appliquant au résultat avant impôt de la période la meilleure estimation du taux d'impôt effectif moyen pondéré pour l'exercice complet.

COUTS D'EMISSION DES EMPRUNTS

        Les coûts d'émission des emprunts sont enregistrés à l'actif du bilan et amortis sur la durée de vie des emprunts.

PROVISIONS POUR RISQUES ET CHARGES

        Des provisions sont comptabilisées pour les risques et charges nettement précisés quant à leur objet et dont l'échéance ou le montant ne peuvent être fixés de façon précise, lorsqu'il existe une obligation vis-à-vis de tiers (d'ordre juridique ou découlant de pratiques d'Orange ou d'engagements publics) et qu'il est probable ou certain que cette obligation provoquera une sortie de ressources sans contrepartie au moins équivalente.

INDEMNITES DE DEPART A LA RETRAITE

        En France, la législation prévoit que des indemnités soient versées aux salariés au moment de leur départ en retraite en fonction de leur ancienneté et de leur salaire à l'âge de la retraite. Le coût actuariel de cet engagement est pris en charge chaque année pendant la durée de vie active des salariés. L'incidence des variations d'hypothèses est prise en compte en résultat sur la durée moyenne résiduelle d'activité des salariés.

        En Angleterre, Orange plc a mis en place deux plans de retraite à cotisations définies dont la gestion est confiée à des organismes extérieurs. Les contributions à ces deux plans sont enregistrées en charge de l'exercice au cours duquel elles sont encourues (voir note 4).

INSTRUMENTS FINANCIERS

        Les risques de marché liés aux variations des taux d'intérêt et des cours de change sont gérés en utilisant des instruments financiers dérivés, notamment des swaps de taux d'intérêt, des contrats de change à terme, des swaps de devises et des options de change. Tous les instruments dérivés sont utilisés à des fins de couverture.

        Les produits et charges résultant de l'utilisation de ces instruments sont constatés en résultat de manière symétrique à l'enregistrement des charges et produits des opérations couvertes:

  •
  Les différentiels d'intérêts à recevoir ou à payer résultant des opérations de swaps sont constatés en résultat sur la durée de vie des contrats comme un ajustement de la charge d'intérêt.

  •
  Les gains et pertes de change générés par des contrats de change à terme et des swaps de devises qualifiés de couverture sont enregistrés en compte de résultat en compensation des gains et pertes de change générés par l'élément couvert.

  •
  Les gains et pertes engendrés par des contrats de change à terme et des swaps de devises qualifiés de couverture et affectés à la couverture d'engagements fermes ou de transactions futures identifiables sont différés jusqu'à ce que la transaction couverte soit réalisée.

RESULTATS PAR ACTION

        Le résultat de base par action est calculé sur la base du nombre moyen d'actions en circulation sur la période.

        Le résultat dilué par action prend en compte la conversion en actions ordinaires des instruments dilutifs en circulation à la clôture de la période. Le résultat dilué est calculé à partir du résultat net part du groupe corrigé du coût financier des instruments dilutifs et de leur incidence sur la participation des salariés, nets de l'effet d'impôt correspondant.

PLANS D'OPTIONS DE SOUSCRIPTION ET D'ACQUISITION D'ACTIONS

        Les actions émises dans le cadre de l'exercice d'options de souscription d'actions sont inscrites en augmentation de capital à la date d'exercice et au prix d'exercice des options de souscription.

        Les actions propres acquises par Orange dans le cadre des plans d'options d'acquisition d'actions sont inscrites en valeurs mobilières de placement. Elles font l'objet d'une provision lorsque leur coût de revient est supérieur au prix d'exercice des options.

        Les charges sociales relatives aux plans d'options de souscription et d'acquisition d'actions sont provisionnées dès que l'exercice des options devient probable.

RECOURS A DES ESTIMATIONS

        La situation financière et les résultats des opérations présentés par Orange sont sensibles aux méthodes comptables, hypothèses, estimations et jugements sous-jacents à la préparation des états financiers. Orange fonde ses estimations sur son expérience passée ainsi que sur un ensemble d'autres facteurs jugés raisonnables au regard des circonstances afin de se forger un jugement sur les valeurs à retenir pour ses actifs et passifs. Les résultats réalisés peuvent in fine diverger sensiblement de ces estimations en fonction d'hypothèses ou de situations différentes.

        Les positions retenues par Orange dans l'application de ces principes comptables, les estimations de la Direction et la sensibilité des résultats publiés aux circonstances et aux hypothèses retenues par la Direction sont des facteurs à prendre en considération lors de la lecture des états financiers d'Orange.

        La préparation des états financiers, établis conformément aux principes comptables généralement admis en France, conduit la Direction d'Orange à effectuer des estimations et à formuler des hypothèses qui affectent les montants qui figurent dans les états financiers et les notes qui les accompagnent, en ce qui concerne notamment les provisions pour risques, les impôts différés actifs, les écarts d'acquisition et autres actifs incorporels, les titres de participation ainsi que la description de la liquidité.

3.     INFORMATIONS PAR SEGMENT D'ACTIVITE ET PRO FORMA

Informations par segment d'activité

        Orange opère dans le secteur de la téléphonie mobile sur trois segments:

  •
  Le segment France comprend l'activité de téléphonie mobile en France métropolitaine, aux Antilles et à La Réunion.

  •
  Le segment Royaume-Uni comprend l'activité de téléphonie mobile au Royaume-Uni. Dans les comptes de résultats consolidés, tous les montants libellés en livres sterling ont été convertis en euros au taux moyen de 1 livre = 1,4596 euro pour le semestre clos le 30 juin 2003, 1 livre = 1,6090 euro pour le semestre clos le 30 juin 2002 et 1 livre = 1,5909 euro pour l'exercice clos le 31 décembre 2002. Les données bilantielles libellées en livres sterling ont été converties en euros au taux en vigueur à chaque clôture. L'évolution du taux de change de la livre sterling contre l'euro au cours du semestre clos le 30 juin 2003 et de l'exercice clos le 31 décembre 2002 a eu pour effet de diminuer de manière sensible toutes les données bilantielles libellées en livres sterling au cours de ces deux périodes (voir note 17).

  •
  Le segment Reste du Monde comprend l'activité de téléphonie mobile de l'ensemble des autres filiales européennes et internationales.

        Les Fonctions Supports du Groupe comprennent les activités relatives au développement de services de téléphonie mobile pour l'ensemble d'Orange, ainsi que des frais généraux et autres coûts communs.

        Les principales variations du périmètre de consolidation d'Orange, survenues au cours du semestre clos le 30 juin 2003 et de l'exercice clos le 31 décembre 2002, sont présentées dans la note 26.

        Les principaux agrégats opérationnels par segment sur les périodes présentées sont les suivants:

	Semestres clos les 30 juin
			Exercice clos le 31 décembre 2002
(en millions d'euros sauf résultat par action)
	2003	2002
France
Revenus du réseau	3 542	3 371	6 989
Chiffre d'affaires	3 806	3 636	7 651
REAA avant coût d'acquisition des clients	1 227	1 112	3 548
Coût d'acquisition des clients	(222)	(371)	(686)
REAA	1 735	1 311	2 862
Amortissements(1)	(347)	(321)	(666)
Résultat d'exploitation	1 388	990	2 196
Investissements corporels et incorporels(2)	291	325	803
Immobilisations corporelles et incorporelles(3)	3 588	3 572	3 691
Effectif moyen(4)	7 679	7 860	7 833

Royaume-Uni
Revenus du réseau	2 590	2 587	5 345
Chiffre d'affaires	2 852	2 870	5 961
REAA avant coût d'acquisition des clients	1 227	1 112	2 383
Coût d'acquisition des clients	(219)	(257)	(582)
REAA	1 008	855	1 801
Amortissements(1)	(402)	(378)	(803)
Résultat d'exploitation	606	477	998
Investissements corporels et incorporels(2)	361	568	1 145
Immobilisations corporelles et incorporelles(3)	9 326	9 878	10 006
Effectif moyen(4)	11 298	11 202	11 437

Reste du Monde
Revenus du réseau	1 851	1 454	3 258
Chiffre d'affaires	2 043	1 626	3 657
REAA	680	334	880
Amortissements(1)	(417)	(356)	(882)
Résultat d'exploitation	263	(22)	(2)
Résultat des sociétés mises en équivalence(1)	(106)	(207)	(385)
Investissements corporels et incorporels(2)	247	517	1 263
Immobilisations corporelles et incorporelles(3)	6 935	8 463	7 726
Titres mis en équivalence(3)	1 560	3 582	1 956
Effectif moyen(4)	10 785	10 209	10 722

	Semestres clos les 30 juin
			Exercice clos le 31 décembre 2002
(en millions d'euros sauf résultat par action)
	2003	2002
Fonctions Supports du Groupe
Chiffre d'affaires	—	—	—
REAA(5)	(155)	(196)	(397)
Amortissements(1)	(16)	(4)	(13)
Résultat d'exploitation	(171)	(200)	(410)
Investissements corporels et incorporels(2)	27	23	71
Immobilisations corporelles et incorporelles(3)	106	56	85
Effectif moyen(4)	831	879	884

Eléments de réconciliation
Revenus du réseau—Eliminations inter-segments	(57)	(41)	(104)
Chiffre d'affaires—Eliminations inter-segments	(86)	(73)	(184)

Total Orange
Revenus du réseau	7 926	7 371	15 488
Chiffre d'affaires	8 615	8 059	17 085
REAA	3 268	2 304	5 146
Amortissements(1)	(1 182)	(1 059)	(2 364)
Résultat d'exploitation	2 086	1 245	2 782
Résultat des sociétés mises en équivalence(1)	(106)	(207)	(385)
Investissements corporels et incorporels(2)	926	1 433	3 282
Immobilisations corporelles et incorporelles(3)	19 955	21 969	21 508
Titres mis en équivalence(3)	1 560	3 582	1 956
Effectif moyen(4)	30 593	30 150	30 876

(1)
Hors amortissement des écarts d'acquisition.

(2)
Les investissements corporels et incorporels correspondent à l'augmentation des postes d'actifs immobilisés corporels et incorporels (acquisitions), hors licences UMTS.

(3)
Y compris les écarts d'acquisition.

(4)
Effectif moyen en équivalent temps plein.

(5)
Le REAA attribuable aux Fonctions Supports du Groupe inclut la perte liée au développement de services de téléphonie mobile pour l'ensemble d'Orange à hauteur de 37 millions d'euros et 21 millions d'euros pour les semestre clos respectivement les 30 juin 2003 et 2002 et de 89 millions d'euros pour l'exercice clos le 31 décembre 2002, ainsi que la redevance de gestion facturée par France Télécom qui représente 26 millions d'euros et 21 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et 41 millions d'euros pour l'exercice clos le 31 décembre 2002.

Informations pro forma

        Afin de permettre une comparaison plus pertinente des performances d'Orange, les informations suivantes relatives au semestre clos le 30 juin 2002 ont été recalculées sur une base pro forma comme cela est décrit ci-après:

  •
  Afin d'exclure l'impact des fluctuations de taux de change, les informations selectionnées au titre du semestre clos le 30 juin 2002 ont été recalculées en utilisant les taux de conversion du semestre clos le 30 juin 2003.

  •
  MobiNil for Telecommunications («MobiNil»), qui a été acquise le 1er juillet 2002 et intégrée proportionnellement à compter de cette date, a été intégrée proportionnellement pour les besoins de l'information pro forma présentée ci-dessous comme si MobiNil avait fait partie d'Orange au cours de la période allant du 1er janvier au 30 juin 2002.

	Semestres clos les 30 juin
(en millions d'euros)	2003	2002 Pro forma
		(non audité)
Revenus du réseau	7 926	7 211
Chiffre d'affaires	8 615	7 877
REAA	3 268	2 288
Résultat d'exploitation	2 086	1 245
Investissements corporels et incorporels(1)	926	1 382

(1)
Les investissements corporels et incorporels correspondent à l'augmentation des postes d'actifs immobilisés corporels et incorporels (acquisitions), hors licences UMTS.

4.     CHARGES DE PERSONNEL

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros sauf effectif moyen)
	2003	2002	2002
Effectif moyen(1)	30 593	30 150	30 876
Charges de personnel:
Traitements et salaires	645	635	1 279
Charges sociales et autres charges liées aux retraites	139	125	281

Total	784	760	1 560

(1)
Effectif moyen équivalent temps plein.

Participation des salariés en France

        De plus, les charges de personnel comprennent la participation des salariés des sociétés françaises pour 29 millions d'euros et 22 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et 44 millions d'euros pour l'exercice clos le 31 décembre 2002.

Agents fonctionnaires en France

        Les agents fonctionnaires employés par France Télécom et travaillant pour Orange France dans le cadre de contrats ou d'accords de sous-traitance entre France Télécom et Orange France sont inclus dans les effectifs moyens d'Orange: ils représentaient respectivement 488, 610 et 549 personnes en équivalent temps plein au 30 juin 2003, 2002 et au 31 décembre 2002. Les charges correspondantes supportées par Orange France (principalement liées à la refacturation de salaires et de charges sociales) sont incluses dans les charges de personnel présentées: elles s'élevaient à 11 millions d'euros et 14 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 26 millions d'euros pour l'exercice clos le 31 décembre 2002.

Indemnités de départ à la retraite

        En France, la valeur actuelle des paiements futurs au titre des indemnités à verser aux salariés au moment de leur départ en retraite (voir note 2) reflétée sous forme de provisions dans les comptes consolidés d'Orange était inférieure à 1 million d'euros au 30 juin 2003 et au 31 décembre 2002, en raison de l'âge moyen des salariés et du taux de rotation élevé des effectifs.

        Au Royaume-Uni, les charges enregistrées dans le cadre des plans de retraite à cotisations définies (voir note 2) se sont élevées à 10 millions d'euros et 11 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002, et à 22 millions d'euros pour l'exercice clos le 31 décembre 2002.

Dispositifs d'intéressement du personnel

        Dans le cadre de la constitution d'Orange, différents dispositifs d'intéressement du personnel et du management ont été mis en place, notamment sous la forme de plans d'options de souscription et d'acquisition d'actions (voir note 18).

5.     AUTRES PRODUITS ET CHARGES NON OPERATIONNELS, NETS

        Pour le semestre clos le 30 juin 2003, les autres produits et charges non opérationnels, nets incluent essentiellement la provision de 23 millions d'euros enregistrée par Orange plc et relative au remboursement anticipé de ses emprunts obligataires venant à échéance en août 2008 (voir notes 12 et 19).

        Pour l'exercice clos le 31 décembre 2002, les autres produits et charges non opérationnels, nets incluaient principalement des pertes afférentes à des cessions de créances réalisées dans le cadre de programmes de titrisation, à hauteur de 12 millions d'euros.

6.     IMPOT SUR LES BENEFICES

        La Société a opté pour le régime de l'intégration fiscale du groupe qu'elle constitue avec ses filiales françaises détenues au moins à 95 % depuis le 1er janvier 2002 (voir note 26).

        L'impôt sur les bénéfices s'analyse de la façon suivante:

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros)
	2003	2002	2002
Impôts courants avant éléments exceptionnels	(40)	(325)	(640)
Impôts différés avant éléments exceptionnels	(643)	(57)	(171)
Impôt sur les bénéfices avant éléments exceptionnels	(683)	(382)	(811)

Impôts différés sur éléments exceptionnels	2 632	—	67

Total impôt sur les bénéfices	1 949	(382)	(744)

Dont:
France	2 211	(273)	(532)
Royaume-Uni	(183)	(131)	(238)
Autres territoires fiscaux	(79)	22	26

        En 2002, Orange a mis en oeuvre un certain nombre de changements dans son organisation interne dans le but d'améliorer son efficacité opérationnelle dans trois principaux domaines: les produits et services grand public, les services aux entreprises et les développements techniques. Dans le cadre de cette revue opérationnelle et stratégique, Orange a initié, au cours de l'exercice 2002, un projet destiné à regrouper les activités internationales d'Orange, en dehors de la France et du Royaume-Uni, sous un système de gestion unique. Cette réorganisation, qui a été mise en oeuvre au cours du premier semestre 2003, a entraîné un alignement des structures administratives d'Orange sur cette nouvelle organisation opérationnelle et en conséquence, les principales filiales contrôlées et participations mises en équivalence et non consolidées d'Orange en dehors de la France et du Royaume-Uni ont été regroupées sous une société holding de droit anglais, Orange Global Ltd, contrôlée à 100 % par la Société.

        Cette réorganisation a généré une perte fiscale en France d'un montant total de 11,5 milliards d'euros au cours du premier semestre 2003, dont environ 9 milliards d'euros correspondent à des déficits reportables ordinaires et 2,5 milliards d'euros à des moins-values à long terme. Ces pertes fiscales proviennent essentiellement de la dépréciation cumulée enregistrée par la Société sur sa participation dans Wirefree Services Belgium ("WSB"), telle que reflétée dans les états financiers de la Société au 31 décembre 2002, et qui résulte essentiellement de la perte de valeur des participations détenues par WSB dans MobilCom, Wind et Orange Nederland N.V. Compte tenu des perspectives bénéficiaires sur les prochaines années de son groupe fiscal constitué en France, Orange a enregistré un produit d'impôt différé exceptionnel d'un montant total de 2 590 millions d'euros, représentant la valeur actualisée des économies d'impôts attendues de l'utilisation des déficits fiscaux ordinaires générés par la réorganisation. Ce produit d'impôt différé a été intégralement reflété sur la ligne "Impôt sur éléments exceptionnels" dans le compte de résultat d'Orange pour le semestre clos le 30 juin 2003. Une partie de ces déficits fiscaux a été imputée sur les bénéfices taxables réalisés par le groupe d'intégration fiscale en France au cours du semestre clos le 30 juin 2003, entraînant la constatation d'une charge d'impôt différé de 384 millions d'euros reflétée sur la ligne "Impôt sur les bénéfices avant éléments exceptionnels" et l'absence d'impôt exigible supporté par Orange en France sur cette période.

        Le rapprochement entre l'impôt théorique au taux légal d'imposition en France et l'impôt effectif constaté (impôt sur les bénéfices avant éléments exceptionnels) se présente comme suit:

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros)
	2003	2002	2002
Impôt théorique au taux légal d'imposition(1)	(634)	(365)	(813)
Déficits fiscaux et autres différences temporaires non activés(2)	(35)	2	27
Ecarts de taux France/étranger, différences permanentes et variations de taux d'impôt	(14)	(19)	(25)

Impôt effectif avant éléments exceptionnels	(683)	(382)	(811)

(1)
Le taux légal d'imposition s'élève à 35,43 % sur toutes les périodes présentées et est appliqué au «Résultat avant éléments exceptionnels» et avant impôt, soit 1 789 millions et 1 032 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et 2 295 millions d'euros pour l'exercice clos le 31 décembre 2002.

(2)
Impôts différés actifs relatifs aux sociétés en phase de démarrage qui,     conformément aux principes comptables d'Orange, sont intégralement dépréciés (voir Note 2). En 2002, cette ligne incluait également l'impact lié à la reconnaissance d'un impôt différé actif au titre des déficits fiscaux reportables de Mobistar S.A. (soit 58 millions d'euros pour le semestre clos le 30 juin 2002 et 95 millions d'euros pour l'exercice clos le 31 décembre 2002).

        Les impôts différés actifs, nets d'impôts différés passifs et de provision pour dépréciation, s'analysent comme suit par nature de différences temporaires:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Reports déficitaires	3 352	1 215
Amortissements dérogatoires	(142)	(77)
Autres impôts différés actifs (passifs)	184	170
Provision pour dépréciation	(1 150)	(1 048)

Impôts différés actifs, nets	2 244	260

Dont:
France	2 276	64
Royaume-Uni	(51)	139
Autres territoires fiscaux	19	57

        En outre, la Société a accumulé des moins-values à long-terme (1), qui comprennent notamment les 2,5 milliards d'euros reconnus lors de la réorganisation des activités internationales d'Orange (voir ci-dessus). Aucun actif d'impôt différé sur ces moins-values à long terme n'a été reflété dans le tableau présenté ci-dessus.

(1)
: En France, le taux d'impôt en vigueur pour les moins-values à long terme est de 20,2%.

        Les actifs d'impôt différé bruts représentent un montant de 3 519 millions d'euros au 30 juin 2003, contre 1 427 millions d'euros au 31 décembre 2002.

        Les impôts différés actifs et passifs calculés sur des différences temporaires ou des déficits fiscaux reportables, dont le retournement ou l'utilisation sont prévus au cours des 12 mois suivant la date de clôture, sont inclus dans l'actif circulant ou les dettes à court terme. Tous les autres impôts différés actifs et passifs sont inclus dans les actifs immobilisés ou les dettes à long terme. L'analyse des impôts différés actifs et passifs par échéance se présente comme suit:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Impôts différés actifs
A court terme	873	314
A long terme	1 496	65

Total impôts différés actifs	2 369	379

Impôts différés passifs
A court terme	86	10
A long terme	39	109

Total impôts différés passifs	125	119

        Au 30 juin 2003, les impôts différés actifs à long terme concernent principalement les déficits reportables du groupe d'intégration fiscale en France (voir ci-dessus), qui devraient être utilisés d'ici à la fin de l'exercice 2006.

7.     ELEMENTS EXCEPTIONNELS

        Les éléments exceptionnels s'analysent comme suit:

	Semestres clos les 30 juin		Exercice clos le 31 décembre
(en millions d'euros)
	2003	2002	2002
Dépréciations exceptionnelles(1)	(38)	(1 080)	(4 730)
Coûts exceptionnels:
—Décision d'amélioration de la performance financière	(160)	—	(254)
—Retrait du marché suédois	—	—	(252)

Eléments exceptionnels avant impôt	(198)	(1 080)	(5 236)

Impôts différés sur éléments exceptionnels (voir note 6)	2 632	—	67

Eléments exceptionnels nets d'impôt	2 434	(1 080)	(5 169)

(1)
Cette ligne inclut la reprise de provision pour risque sur Wind de 266 millions d'euros enregistrée au cours du semestre clos le 30 juin 2003.

        Pour le semestre clos le 30 juin 2003, les éléments exceptionnels représentent une charge de 198 millions d'euros, avant prise en compte d'un crédit d'impôt de 2 632 millions d'euros et comprennent essentiellement:

  •
  Un produit d'impôt différé exceptionnel de 2 590 millions d'euros enregistré suite à la réorganisation des activités internationales d'Orange (voir note 6).

  •
  La reprise de la provision pour risques sur Wind de 266 millions d'euros enregistrée au 31 décembre 2002 (voir ci-dessous), partiellement compensée par une dépréciation complémentaire de 33 millions d'euros sur Wind, enregistrée sur la base des termes économiques de la cession de la participation de 26,58 % d'Orange dans Wind (voir note 10).

  •
  Une dépréciation exceptionnelle de 271 millions d'euros sur BITCO, société thaïlandaise, détenue à 49 % par Orange et mise en équivalence (voir note 10).

  •
  Des charges exceptionnelles de 160 millions d'euros, avant prise en compte d'un crédit d'impôt de 42 millions d'euros, liées à la décision prise par Orange en décembre 2002 d'améliorer ses performances financières (voir ci-dessous). Elles comprennent principalement des coûts de licenciement ainsi que des charges supportées suite à l'abandon anticipé de projets spécifiques (dépréciations d'actifs immobilisés, pénalités et autres coûts de sortie), et incluent 82 millions d'euros de dépenses en numéraire pour le semestre clos le 30 juin 2003.

        Pour le semestre clos le 30 juin 2002, les éléments exceptionnels comprenaient une dépréciation intérimaire exceptionnelle de 1 080 millions d'euros sur Wind.

        Au cours de l'exercice clos le 31 décembre 2002, des éléments exceptionnels avaient été enregistrés pour un montant négatif de 5 236 millions d'euros, avant prise en compte d'un crédit d'impôt de 67 millions d'euros. Ils incluaient principalement :

  •
  Des dépréciations exceptionnelles et autres charges associées enregistrées à hauteur de 4 730 millions d'euros sur les actifs suivants détenus par Orange:

  •
  Wind pour 3 038 millions d'euros, dont 2 772 millions d'euros correspondaient à une dépréciation exceptionnelle du poste «Titres mis en équivalence» et 266 millions d'euros à une provision pour risques reflétée dans le poste «Autres dettes à court terme» (voir note 10).

  •
  Orange Nederland N.V. pour un montant total de 1 324 millions d'euros, dont 213 millions d'euros au titre de la licence UMTS détenue par cette société et 1 111 millions d'euros au titre de l'écart d'acquisition figurant au bilan consolidé d'Orange (voir note 8).

  •
  Orange Romania à hauteur de 69 millions d'euros, en diminution de l'écart d'acquisition d'Orange (voir note 8).

  •
  Les titres non consolidés détenus par Orange dans Connect Austria, Optimus, BPL et diverses participations minoritaires d'Orange World pour un montant total de 191 millions d'euros (voir note 11).

  •
  Orange Côte d'Ivoire pour un montant total de 108 millions d'euros, dont 22 millions d'euros concernaient l'écart d'acquisition d'Orange (voir note 8) et 86 millions d'euros les actifs corporels et incorporels détenus par cette société, ceci afin de ramener à zéro la valeur de cette participation consolidée dans les comptes d'Orange au 31 décembre 2002.

  •
  Des pertes provenant de l'arrêt d'activités ou de projets spécifiques pour 506 millions d'euros, avant prise en compte d'un produit d'impôt de 67 millions d'euros (voir note 6), qui incluaient principalement:

  •
  Des charges exceptionnelles liées à l'annonce faite par Orange en décembre 2002 de se retirer du marché suédois en réponse aux contraintes imposées par l'accord relatif à l'exploitation d'une licence UMTS dans ce pays et en raison des conditions de marché. En conséquence de cette décision, Orange avait réduit de manière significative la taille de ses opérations dans ce pays, à travers un programme de licenciements affectant 234 salariés. La charge totale résultant de la décision d'arrêt des activités d'Orange en Suède s'élevait à 252 millions d'euros avant impôt et elle incluait des frais de licenciement et autres coûts de clôture, des dépréciations d'actifs immobilisés et des provisions destinées à couvrir les engagements d'Orange existants à la date du 31 décembre 2002 en Suède.

  •
  Des charges exceptionnelles liées à l'annonce par Orange en décembre 2002 de sa volonté d'améliorer ses performances financières et de mettre l'accent sur la génération de trésorerie, en réduisant de manière significative ses dépenses d'investissements et ses coûts opérationnels et autres frais généraux au cours de la période 2003 à 2005. Ces charges représentaient un montant total de 254 millions d'euros avant impôt et incluaient des frais de licenciement et certains coûts supportés dans le cadre de l'abandon de projets spécifiques (dépréciations d'actifs immobilisés, pénalités et autres coûts de sortie...).

8.     IMMOBILISATIONS INCORPORELLES

		Au 30 juin 2003		Au 31 décembre 2002
(en millions d'euros)	Valeur brute	Amort. cumulés	Valeur nette comptable	Valeur nette comptable
Licences UMTS	7 292	(213)	7 079	7 468
Ecarts d'acquisition des sociétés intégrées et fonds de commerce	4 200	(1 932)	2 268	2 527
Licences, brevets et droits d'utilisation	928	(392)	536	615
Parts de marché et licence GSM(1)	205	(4)	201	214
Autres immobilisations incorporelles	84	(47)	37	44

Total	12 709	(2 588)	10 121	10 868

(1)
Cette ligne comprend la valeur nette comptable des actifs incorporels provenant de l'affectation du prix d'acquisition des filiales Orange Communications S.A. et Orange Nederland N.V. réalisée en 2001. La valeur nette comptable des parts de marché s'élève respectivement à 168 millions d'euros et 17 millions d'euros au 30 juin 2003 (contre 179 millions d'euros et 17 millions d'euros au 31 décembre 2002) pour Orange Communications S.A. et Orange Nederland N.V. La valeur nette comptable de la licence GSM d'Orange Communications S.A. s'élève à 16 millions d'euros au 30 juin 2003 (contre 18 millions d'euros au 31 décembre 2002).

        Les acquisitions d'immobilisations incorporelles (hors licences UMTS) se sont élevées à 3 millions d'euros et 94 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 71 millions d'euros pour l'exercice clos le 31 décembre 2002.

        La dotation aux amortissements des immobilisations incorporelles, hors amortissement des écarts d'acquisition, s'est élevée à 40 millions d'euros et 38 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 91 millions d'euros pour l'exercice clos le 31 décembre 2002.

Licences UMTS

        Ce poste se détaille comme suit au 30 juin 2003:

(en millions d'euros)	Date d'attribution	Devise locale	Valeur en devise locale	Equivalent euro
OPCS	Septembre 2000	GBP	4 095	5 910
Orange Nederland N.V.	Juillet 2000	EUR	223	223
Orange Communications S.A.	Décembre 2000	CHF	55	36
Mobistar S.A.	Mars 2001	EUR	150	150
Orange France S.A.	Août 2001	EUR	619	619
Orange A/S	Septembre 2001	DKK	779	105
Orange Slovensko, a.s.	Juin 2002	SKK	1 499	36

Total				7 079

        Comme indiqué en note 2, les licences UMTS seront amorties à compter de la date de commercialisation des services.

        La direction d'Orange a réalisé des tests de dépréciation de valeur sur ses licences UMTS au 30 juin 2003 et au 31 décembre 2002, en prenant en considération les événements et circonstances suivants à chaque date de clôture:

  •
  En décembre 2002, Orange a annoncé sa décision de revoir les modalités de lancement de la technologie de 3ème génération («3G») et d'adopter un calendrier plus prudent.

  •
  Des évolutions réglementaires susceptibles d'avoir un effet défavorable sur les flux de trésorerie et les résultats futurs d'Orange UK sont survenues en 2003:

  •
  Le 24 juillet 2003, les tarifs de terminaison d'appel des quatre opérateurs de téléphonie mobile au Royaume-Uni ont fait l'objet d'une réduction de 15%.

  •
  L'Office of Telecommunications («OFTEL»), l'autorité de réglementation des télécommunications au Royaume-Uni, a publié, dans un cadre consultatif, un document proposant la baisse sur trois ans des tarifs de terminaison d'appels mobiles, sur la base des recommandations de la Competition Commission britannique, soit une réduction à hauteur de Retail Price Index moins 15 % par an (pour Vodafone et O2) ou moins 14 % par an (pour Orange et T-Mobile) sur trois ans jusqu'au 31 mars 2006. Si ces propositions demeurent inchangées à l'issue du processus consultatif, ces mesures pourraient être applicables au cours du second semestre 2003.

        Lors de la réalisation de ces tests de dépréciation de valeur, la Direction d'Orange a considéré l'étroite imbrication des technologies de 2ème et 3ème génération, tant sur le plan technique que commercial, sur la base des éléments suivants:

  •
  L'acquisition de licences UMTS confère à Orange des spectres de fréquence complémentaires, permettant le développement des services voix et non voix.

  •
  La planification et le déploiement du réseau UMTS sont considérés comme une amélioration et une extension du réseau GSM existant et les stratégies générales de couverture et de capacité reposent sur la complémentarité des technologies 2G et 3G.

  •
  Les services 3G seront offerts dans le futur aux clients actuels d'Orange afin de les fidéliser et d'augmenter la consommation et le revenu moyen par client grâce à des services voix et non voix de qualité supérieure. Une grande partie des services 3G seront issus de services de type 3G déjà offerts à la clientèle d'Orange sur des réseau de 2ème génération.

        Les facteurs pris en compte lors de ces tests incluent la demande et l'essor commercial des services de type 3G, la disponibilité et la fonctionnalité de l'infrastructure du réseau et des équipements de téléphonie mobile, les coûts opérationnels et les investissements nécessaires ainsi que la stratégie des concurrents et l'attitude des autorités réglementaires, qui sont tous, par leur nature même, soumis à des incertitudes susceptibles d'affecter la réalisation des résultats et des flux de trésorerie estimés.

        En outre, la Direction d'Orange a réalisé un test de dépréciation de valeur spécifique au Royaume-Uni au 30 juin 2003 et au 31 décembre 2002, en comparant:

  •
  La valeur comptable globale de ses actifs immobilisés de 2ème et de 3ème génération au Royaume-Uni (incluant la licence UMTS et les autres immobilisations corporelles et incorporelles), avec

  •
  Les flux de trésorerie prévisionnels, établis sur la base du plan d'affaires le plus récent préparé par Orange, qui représentent les avantages économiques attendus de l'utilisation des actifs immobilisés d'Orange au Royaume-Uni sur la durée de vie résiduelle de la licence UMTS. Un taux de 9% (après impôt) a été utilisé afin d'actualiser ces flux de trésorerie futurs (après impôt).

        Sur la base de cette revue, aucune dépréciation de valeur n'a été été enregistrée sur la licence UMTS d'Orange au Royaume-Uni.

        Au 31 décembre 2002, une dépréciation exceptionnelle de 213 millions d'euros avait été enregistrée sur la licence UMTS détenue par Orange Nederland N.V. aux Pays-Bas (voir ci-dessous), ramenant sa valeur nette comptable à 223 millions d'euros.

Ecarts d'acquisition

        La valeur nette comptable des écarts d'acquisition des sociétés intégrées s'analyse de la façon suivante:

	Valeur nette comptable
(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Orange Communications S.A.	1 359	1 497
Orange Romania S.A.	388	435
Orange Slovensko, a.s.	294	303
MobiNil	120	180
Autres	107	112

Total (net)	2 268	2 527

        Les écarts d'acquisition sont amortis sur des durées variant de 5 à 20 ans en fonction de la nature de l'activité et de l'importance stratégique de l'acquisition. La dotation aux amortissements des écarts d'acquisition des sociétés intégrées s'est élevée à 69 millions d'euros et 97 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 205 millions d'euros pour l'exercice clos le 31 décembre 2002.

        Comme cela est décrit en note 2, la valeur actuelle des écarts d'acquisition relatifs à chacune des opérations d'Orange a été examinée au 30 juin 2003 ainsi qu'au 31 décembre 2002, dans le cadre de la revue des actifs immobilisés d'Orange.

        Au 30 juin 2003 et au 31 décembre 2002, les taux de croissance perpétuelle et d'actualisation suivants ont été appliqués aux flux de trésorerie attendus par Orange dans le cadre de ses opérations en Suisse, aux Pays-Bas, en Roumanie et en Slovaquie, lesquels représentaient la meilleure estimation de la Direction quant aux conditions d'exploitation futures:

	Croissance perpétuelle	Actualisation
Orange Communications S.A.	3,0%	8,9%
Orange Nederland N.V.	3,0%	9,0%
Orange Romania S.A.	3,0%	15,6%
Orange Slovensko, a.s.	3,0%	13,7%

        La sensibilité des valeurs d'usage (pour la quote-part d'Orange au 30 juin 2003) à une variation indépendante d'un point des taux de croissance perpétuelle ou d'actualisation par rapport aux hypothèses décrites ci-dessus était la suivante:

		Impact d'une variation d'un point dans les hypothèses diminution/augmentation
	Excédent de la valeur d'usage estimée sur la valeur comptable(1)
(en milliards d'euros)		Croissance perpétuelle	Actualisation
Orange Communications S.A.	0,76	(0,43)/0,59	0,70/(0,50)
Orange Nederland N.V.	0,13	(0,13)/0,18	0,21/(0,15)
Orange Romania S.A.	0,17	(0,04)/0,05	0,07/(0,06)
Orange Slovensko, a.s.	0,48	(0,10)/0,12	0,15/(0,12)

(1)
La valeur comptable correspond ici au coût de revient de chaque participation dans les comptes consolidés d'Orange, soit la quote-part d'actif net détenue par Orange augmentée de la valeur nette comptable de l'écart d'acquisition.

        Sur la base de cette revue, aucune dépréciation n'a été constatée au 30 juin 2003.

        Au 31 décembre 2002, une dépréciation exceptionnelle de 1 324 millions d'euros, affectée à l'écart d'acquisition d'Orange pour 1 111 millions d'euros et à la licence UMTS détenue par cette société pour 213 millions d'euros (voir note 7), avait été enregistrée sur Orange Nederland N.V. Cette dépréciation exceptionnelle reflétait le contexte commercial fortement concurrentiel prévalant aux Pays-Bas, avec cinq opérateurs et une part de marché d'Orange Nederland N.V. limitée à 8,6 % au 31 décembre 2002.

        De plus, des dépréciations exceptionnelles relatives aux écarts d'acquisition des sociétés Orange Romania S.A. et Orange Côte d'Ivoire avaient également été enregistrées à hauteur de 69 millions d'euros et 22 millions d'euros respectivement pour l'exercice clos le 31 décembre 2002 (voir note 7).

9.     IMMOBILISATIONS CORPORELLES

		Au 30 juin 2003		Au 31 décembre 2002
(en millions d'euros)	Valeur brute	Amort. cumulés	Valeur nette comptable	Valeur nette comptable
Terrains et constructions	3 963	(1 519)	2 444	2 451
Equipements du réseau	10 720	(5 059)	5 661	6 295
Logiciels et équipements informatiques (hors réseau)	2 956	(1 163)	1 293	1 426
Autres	918	(482)	436	468

Total	18 557	(8 723)	9 834	10 640

        L'évolution de la valeur nette des immobilisations corporelles s'analyse de la façon suivante pour le semestre clos le 30 juin 2003:

(en millions d'euros)
Solde en début de période (net)	10 640
Acquisitions d'immobilisations corporelles	923
Dotations aux amortissements	(1 142)
Variations de change	(497)
Autres variations(1)	(90)

Solde en fin de période (net)	9 834

(1)
Y compris 45 millions d'euros de dépréciations d'actifs pour le semestre clos le 30 juin 2003, qui sont reflétés sur la ligne «Eléments exceptionnels avant impôt».

        Le poste «Terrains et constructions» inclut la valeur nette comptable des infrastructures liées au réseau à hauteur de 2 212 millions d'euros au 30 juin 2003, contre 2 203 millions d'euros au 31 décembre 2002.

        Le montant net des frais financiers capitalisés inclus dans la valeur des immobilisations corporelles s'élève à 79 millions d'euros au 30 juin 2003, contre 98 millions d'euros au 31 décembre 2002.

        La valeur nette comptable des biens en location financement s'élève à 701 millions d'euros au 30 juin 2003, contre 905 millions d'euros au 31 décembre 2002.

        La dotation aux amortissements des immobilisations corporelles s'élève à 1 142 millions d'euros et 1 021 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 2 273 millions d'euros pour l'exercice clos le 31 décembre 2002.

10.   TITRES MIS EN EQUIVALENCE

Titres mis en équivalence (y compris écarts d'acquisition)

		Valeur nette comptable
	Participation au 30 juin 2003 (%)
(en millions d'euros)		Au 30 juin 2003	Au 31 décembre 2002
Wind	26,6	1 537	1 596
BITCO	49,0	23	360

Total		1 560	1 956

        Au 30 juin 2003, la valeur nette comptable des écarts d'acquisition des sociétés mises en équivalence s'élève à 795 millions d'euros pour Wind (contre 818 millions d'euros au 31 décembre 2002) et à zéro pour BITCO (contre 255 millions d'euros au 31 décembre 2002).

Variation du poste «Titres mis en équivalence» pour le semestre clos le 30 juin 2003

(en millions d'euros)
Solde au début de période	1 956
Augmentation de capital de Wind (en numéraire)	35
Contribution intérimaire relative à Wind (en numéraire)	32
Résultat des sociétés mises en équivalence	(106)
Amortissement des écarts d'acquisition	(30)
Dépréciation exceptionnelle sur Wind	(33)
Dépréciation exceptionnelle sur BITCO	(271)
Ecarts de conversion	(23)

Solde en fin de période	1 560

        Orange a enregistré sa quote-part de 26,58 % dans les pertes de Wind, ainsi que l'amortissement de son écart d'acquisition sur Wind jusqu'au 30 juin 2003, dans la mesure où la cession effective de sa participation de 26,58 % dans Wind n'est intervenue que le 1er juillet 2003 (voir paragraphe sur Wind ci-dessous).

Quote-part dans les résultats des sociétés mises en équivalence (hors amortissement des écarts d'acquisition)

	Semestres clos les 30 juin		Exercise clos le 31 décembre
(en millions d'euros)
	2003	2002	2002
Wind	(70)	(155)	(305)
BITCO	(36)	(52)	(80)

Total	(106)	(207)	(385)

Amortissements des écarts d'acquisition des sociétés mises en équivalence

	Semestres clos les 30 juin		Exercise clos le 31 décembre
(en millions d'euros)
	2003	2002	2002
Wind	(23)	(52)	(74)
BITCO	(7)	(8)	(16)

Total	(30)	(60)	(90)

        Les écarts d'acquisition des sociétés mises en équivalence sont amortis sur une durée de 20 ans.

Données financières relatives à BITCO pour le semestre clos le 30 juin 2003 (non auditées)

(en millions d'euros)
Bilan
Actif circulant	128
Actif immobilisé	726
Dettes à court terme	(129)
Dettes à long terme	(595)

Actif net	130

Quote-part d'Orange dans l'actif net (à 49%)(1)	64

Compte de résultat
Chiffre d'affaires	129
Résultat d'exploitation	(55)
Charges financières, nettes	(18)

Résultat net	(73)

Quote-part d'Orange dans le résultat net (à 49%)	(36)

(1)
Une dépréciation de 41 millions d'euros a été enregistrée sur les titres BITCO détenus par Orange (hors écart d'acquisition), ramenant leur valeur nette comptable à 23 millions d'euros au 30 juin 2003 (voir paragraphe sur BITCO ci-après).

Wind

        Le 20 mars 2003, Orange et Enel, son co-actionnaire dans Wind, ont approuvé la réalisation d'une augmentation de capital de Wind, qui avait été décidée par le conseil d'administration de cette société le 7 mars 2003. L'augmentation de capital s'est élevée à un montant total de 133 millions d'euros, 35 millions d'euros représentant la quote-part de 26,58 % d'Orange.

        Le 20 mars 2003, Orange a conclu un accord avec Enel en vue de lui céder sa participation de 26,58 % dans Wind. La réalisation de cette opération dépendait, entre autres conditions, d'autorisations réglementaires qui ont été obtenues le 16 juin 2003 et la réalisation définitive de l'opération est intervenue le 1er juillet 2003.

        Le produit de cession, qui a été réglé à Orange le 1er juillet 2003, s'élève à un montant total de 1 537 millions d'euros, dont 1 362 millions d'euros représentent le prix de cession en numéraire de la participation de 26,58% dans le capital de Wind (ainsi que le remboursement intégral d'une contribution intérimaire de 32 millions d'euros versée par Orange à Wind en juin 2003) et 175 milliond d'euros le remboursement de l'avance actionnaire accordée à Wind.

        Compte tenu des termes économiques de cet événement post-clôture, la provision pour risques sur Wind d'un montant de 266 millions d'euros, enregistrée au 31 décembre 2002 (voir ci-dessous), a été reprise au 30 juin 2003 et une dépréciation de 33 millions d'euros a été constatée sur les titres Wind ramenant leur valeur nette comptable à 1 537 millions d'euros. Le produit net de 233 millions d'euros est reflété sur la ligne "Eléments exceptionnels avant impôt" dans le compte de résultat du semestre clos le 30 juin 2003 (voir note 7).

        Orange bénéficie d'une clause de révision de prix à la hausse, dans l'hypothèse où Enel céderait, avant le 31 décembre 2004, tout ou partie de ses titres Wind pour un prix valorisant 100 % de l'actif net de Wind à plus de 5 milliards d'euros.

        En conséquence de cette opération, il a été mis fin à tous les accords régissant les relations entre Orange, Enel et Wind (y compris les options d'achat et de vente de titres) et Enel a déchargé ou s'est engagé à décharger Orange de toutes les obligations financières liées à sa participation de 26,58 % dans Wind (engagements de financement, garanties notamment) qui découlaient de ces accords.

        Au 31 décembre 2002, dans le cadre de la revue stratégique de son portefeuille de participations, Orange avait réexaminé la valeur d'utilité de sa participation de 26,58% dans Wind sur la base d'une approche multi-critères. Ce réexamen l'avait conduit à déprécier à hauteur de 2 772 millions d'euros son investissement dans Wind. Par ailleurs, une provision complémentaire pour risques sur Wind, de 266 millions d'euros, avait été enregistrée en «Autres dettes à court terme» au bilan, portant la charge totale à 3 038 millions d'euros pour l'exercice clos le 31 décembre 2002. Cette charge avait été enregistrée dans la rubrique «Eléments exceptionnels avant impôt» (voir note 7).

BITCO

        En janvier 2001, Orange a conclu un pacte d'actionnaires avec ses partenaires dans le capital de BITCO, par lequel les parties se sont engagées à apporter un soutien financier, technique et commercial à BITCO, en conformité avec la loi et la réglementation en vigueur en Thaïlande, afin de déployer un réseau de téléphonie mobile et de fournir les services correspondants sous la marque «Orange» en Thaïlande. BITCO détient 99,86 % de TA Orange Company Ltd, une société qui exploite un réseau GSM 1800 en Thaïlande dans le cadre d'un contrat de concession. Le lancement commercial complet des activités de TA Orange Company Ltd a été réalisé en mars 2002.

        Les engagements d'Orange dans le cadre de ce pacte d'actionnaires et des accords de financements subséquents de février 2002 relatifs à TA Orange Company Limited sont décrits en note 22 (voir «engagements hors bilan liés aux investissements financiers» et «garanties»).

        Au 30 juin 2003, Orange a réapprécié la valeur d'utilité des titres BITCO sur la base des conditions économiques imposées à TA Orange Company Ltd dans le cadre du contrat de concession sous lequel elle opère actuellement. Au vu des incertitudes entourant le processus de libéralisation du secteur des télécommunications en Thaïlande et dans la mesure où le calendrier de réalisation et les conséquences économiques sur TA Orange Company Ltd de telles évolutions ne sont pas connus à la date d'arrêté des comptes semestriels, Orange a enregistré une dépréciation exceptionnelle de 271 millions d'euros sur ses titres BITCO au cours du semestre clos le 30 juin 2003 (dont 230 millions sur l'écart d'acquisition), ramenant leur valeur nette comptable à 23 millions d'euros.

11.   TITRES DE PARTICIPATION NON CONSOLIDES

(en millions d'euros)	Pays	Participation %	Au 30 juin 2003	Au 31 décembre 2002
Connect Austria	Autriche	17,45	219	220
Optimus	Portugal	20,2	143	143
BPL	Inde	26,0	47	47
HTG	Allemagne	100,0	6	6
MobilCom	Allemagne	28,3	—	—
Autres			65	79

Total titres de participation non consolidés, valeur brute			480	495

Provisions pour dépréciation			(175)	(196)

Total titres de participation non consolidés, valeur nette			305	299

  •
  La participation d'Orange dans Hutchison Telecommunications GmbH («HTG») a été présentée dans le poste «Titres de participation non consolidés» à hauteur de sa valeur de mise en équivalence au 29 décembre 2000 (date à laquelle elle a été transférée à Orange) selon les modalités prévues au paragraphe 215 du Règlement 99-02, dans la mesure où Orange considérait que cette participation devait être cédée.

        Le 3 juin 2003, Orange a conclu un accord avec Phone House Deutschland GmbH, une filiale du groupe CarphoneWarehouse, en vue de lui céder sa participation de 100 % dans HTG pour un prix en numéraire de 64 millions d'euros. Cet accord était soumis à des autorisations, entre autres réglementaires, et à l'accord de certains opérateurs de réseau pour abandonner leurs droits, exerçables en cas de changement de contrôle, dans le cadre des contrats de commercialisation de services les liant à HTG. Ces conditions ont été levées le 5 août 2003. La réalisation effective de la cession est survenue le 26 août 2003. Orange a accordé des garanties usuelles à l'acquéreur des actions HTG relatives à la propriété juridique des actions, aux documents de gestion, à la conduite des affaires de la société jusqu'à la réalisation définitive de la transaction et à d'éventuelles demandes dans le cadre de litiges ou contrôles fiscaux. Les garanties accordées quant à la conduite des affaires de la société, la propriété juridique des actions et certains litiges sont limitées individuellement à 64 millions d'euros et le montant total de l'ensemble des garanties est plafonné à 64 millions d'euros. Les principales garanties accordées par Orange expirent d'ici à 26 août 2004 (soit, un an après la réalisation définitive de l'opération).

  •
  L'investissement dans MobilCom est reflété en "Titres de participation non consolidés", dans la mesure où Orange n'exerce aucune influence notable sur MobilCom (Orange n'a aucun représentant dans les organes de gestion de MobilCom).

  •
  Au 31 décembre 2002, dans le cadre de la revue stratégique de son portefeuille de participations, Orange avait examiné la valeur actuelle de ses titres de participation non consolidés sur la base d'une approche multi-critères (voir note 2). En conséquence, des dépréciations exceptionnelles avaient été enregistrées à hauteur de 191 millions d'euros sur les titres de participation non consolidés détenus par Orange dans Connect Austria, Optimus, BPL et diverses participations d'Orange World et reflétées sur la ligne «Eléments exceptionnels avant impôt» (voir note 7) pour l'exercice clos le 31 décembre 2002.

        Au 30 juin 2003, la Direction d'Orange estime, au mieux de sa connaissance actuelle, qu'il n'existe pas d'événements ou de circonstances de nature à entraîner la constatation d'une dépréciation de valeur sur ses titres de participation non consolidés.

12.   ENDETTEMENT NET DE LA TRESORERIE DISPONIBLE

        L'endettement net de la trésorerie disponible s'analyse comme suit:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Dettes financières à long et moyen terme	1 315	2 733
Part à moins d'un an des dettes financières à long et moyen terme	1 464	853
Autres emprunts à court terme et découverts bancaires	2 650	3 116
Disponibilités(1)	(1 453)	(828)
Valeurs mobilières de placement	(3)	(4)

Total	3 973	5 870

(1)
Au 30 juin 2003, le poste «Disponibilités» inclut, pour 521 millions d'euros, la trésorerie placée auprès de France Télécom.

DETTES FINANCIERES A LONG TERME

        Le tableau présenté ci-après donne une répartition, par grandes catégories, des dettes financières à long terme, après prise en compte des swaps de devises:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Emprunts obligataires	1 057	1 140
Emprunts bancaires	1 623	2 333
Autres emprunts non bancaires et opérations de location financement	99	113

Total des dettes financières à long terme	2 779	3 586

Dont part à moins d'un an	1 464	853
Dont part à plus d'un an	1 315	2 733

        L'échéancier de remboursement des dettes financières à long terme au 30 juin 2003 est le suivant:

Juin 2004	1 464
Juin 2005	342
Juin 2006	301
Juin 2007	83
Juin 2008	67
Juin 2009 et au-delà	522

Total	2 779

        Le tableau ci-après présente le détail des emprunts obligataires non échus:

(en millions)	Montant en devise de dénomination	Echéance	Taux d'intérêt (%)	Equivalent euro au 30 juin 2003	Equivalent euro au 31 décembre 2002
Devise
USD	197	2006	8,75	173	188
EGP	340	2007	12,25	35	51
GBP	197	2008	8,63	285	303
USD	18	2008	8,00	16	18
EUR	94	2008	7,63	94	94
GBP	150	2009	8,88	216	231
USD	263	2009	9,00	230	251
Effet des swaps de devises ou de taux				8	4

Total des emprunts obligataires				1 057	1 140

        Les emprunts obligataires d'Orange plc sont remboursables in fine et aucune garantie spécifique n'a été accordée dans le cadre de ces émissions. Certaines lignes d'emprunts obligataires contiennent des clauses de remboursement anticipé, qui ne peuvent être exercées que par Orange plc, l'émetteur. Les emprunts obligataires d'Orange plc libellés en dollars américains et en euros sont tous convertis en livres sterling grâce à l'utilisation d'instruments dérivés de taux (voir note 14).

        Le 30 juin 2003, Orange plc a exercé son option de remboursement anticipé portant sur ses emprunts obligataires venant à échéance en août 2008. Le remboursement a eu lieu le 1er août 2003 et a été réalisé sur la base du prix prévu contractuellement, soit 205,9 millions de livres sterling, 97,6 millions d'euros et 19,2 millions de dollars américains respectivement pour chaque tranche concernée. Au 30 juin 2003, Orange plc a enregistré une provision de 23 millions d'euros (voir note 19) représentant la prime payée ainsi que certains autres coûts encourus lors du remboursement anticipé. La valeur actualisée des flux de trésorerie provenant de l'exercice de l'option et du réaménagement subséquent de la dette d'Orange est positive.

        Le tableau ci-après présente une analyse des dettes à long terme par taux d'intérêt, après prise en compte des swaps de taux d'intérêt et de devises:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Inférieur à 5%	155	—
Entre 5% et 7%	700	1 688
Entre 7% et 10%	1 102	949
Supérieur à 10%	48	61

Total taux fixes	2 005	2 698
Total taux variables	675	775
Autres emprunts non bancaires et opérations de location financement	99	113

Total des dettes à long terme	2 779	3 586

        Le taux d'intérêt moyen pondéré fixe s'élève à 7,3% au 30 juin 2003 (contre 7,4% au 31 décembre 2002). Le taux d'intérêt moyen pondéré variable s'élève à 5,8% au 30 juin 2003 (contre 6,5% au 31 décembre 2002).

        Le tableau ci-après donne l'analyse de la dette long terme par devise après prise en compte des swaps de devises:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Livre Sterling	1 949	2 576
Euro	248	359
Dollar américain	273	250
Autres devises	210	288
Autres emprunts non bancaires et opérations de location financement	99	113

Total des dettes financières à long terme	2 779	3 586

DETTES FINANCIERES A COURT TERME

        Le tableau présenté ci-après donne une répartition, par grandes catégories, des dettes financières à court terme, après prise en compte des swaps de devises:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Comptes courants avec France Télécom	2 163	2 760
Autres emprunts	106	36
Banques créditrices	381	320

Total des dettes financières à court terme	2 650	3 116

        Les comptes courants vis-à-vis de France Télécom portent en général intérêt à des taux indexés sur les taux des marchés monétaires en vigueur dans les pays où opèrent les filiales et participations.

        Le tableau ci-après donne l'analyse de la dette à court terme par devise après prise en compte des swaps de devises:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Livre Sterling	82	113
Euro	2 450	2 806
Dollar américain	52	134
Autres devises	66	63

Total des dettes financières à court terme	2 650	3 116

LIGNES DE CREDIT

        Les lignes de crédit d'Orange sont les suivantes:

(en millions)	Devise		Montants en devise locale	Equivalent euro	Montants utilisés
Lignes de crédit bilatérales
Court terme	EUR MC(1 SKK	)	328 4 000 900	328 4 000 22	205 1 958 10
Long terme	USD BWP XAF EGP DOP EUR		308 140 46 275 661 680 9	270 25 71 96 19 9	264 13 68 96 9 9
Lignes de crédit syndiquées
Long terme	GBP EUR		1 042 279	1 504 279	927 238

Total au 30 juin 2003				6 623	3 797

Total au 31 décembre 2002				7 143	5 120

(1)
Ligne de crédit multi devises libellée en équivalent euros.

        Le tableau ci-dessus inclut les lignes de crédit accordées à Orange par France Télécom, qui représentent un montant total de 4 205 millions d'euros au 30 juin 2003 (contre 4 300 millions d'euros au 31 décembre 2002) et sont utilisées à hauteur de 2 163 millions d'euros au 30 juin 2003 (contre 2 760 millions d'euros au 31 décembre 2002). La ligne de crédit de 4 000 millions d'euros accordée à la Société par France Télécom en juillet 2002, et qui venait à échéance fin juillet 2003, a été prolongée jusqu'au 15 décembre 2003.

        Le taux d'intérêt moyen pondéré pour les lignes de crédit accordées par France Télécom à Orange s'élevait à 3.1% au 30 juin 2003 (contre 3.7% au 31 décembre 2002).

COVENANTS

        Ces opérations de financement sont soumises à des clauses habituelles qui, en cas de défaillance ou d'évolution défavorables, peuvent entraîner le remboursement anticipé par Orange de tout ou partie de sa dette financière. Orange est soumis aux principales clauses financières suivantes au 30 juin 2003:

  •
  Dans le cadre de la ligne de crédit syndiqué de la société Orange Holdings (UK) Limited (montant utilisé de 1 504 millions d'euros au 30 juin 2003), les ratios suivants doivent être respectés:

  •
  Le ratio d'endettement net consolidé sur EBITDA (2) consolidé annualisé ne doit pas être supérieur à 3,5.

    •
    Le ratio d'EBITDA(2) consolidé annualisé sur intérêts financiers consolidés ne doit pas être inférieur à 3,0.

    •
    Le ratio d'EBITDA(2) consolidé annualisé sur remboursement d'emprunt consolidé ne doit pas être inférieur à 1,5.

  Ces ratios doivent être vérifiés au niveau des comptes consolidés de la société Orange Holdings (UK) Limited de manière semi-annuelle jusqu'à l'échéance de la ligne de crédit en 2005.

  •
  Dans le cadre des emprunts obligataires d'Orange plc (1 022 millions d'euros d'emprunts figurant au bilan du 30 juin 2003), le niveau d'endettement du groupe Orange plc ne doit pas dépasser 7 fois son cash flow(1) consolidé.

  •
  Au titre de la ligne de crédit syndiqué de la société Mobistar S.A. (montant utilisé de 156 millions d'euros au 30 juin 2003), les ratios suivants doivent être respectés au niveau des comptes consolidés de Mobistar S.A.:

  •
  Le ratio de trésorerie disponible(1) sur remboursement d'emprunt ne doit pas être inférieur à 1,1.

  •
  Le multiple de cash flow(1) consolidé ne doit pas être inférieur à:

  —
  4,0 au cours des quatre trimestres clos entre le 31 décembre 2002 et le 30 septembre 2003.

  —
  3,0 au cours des quatre trimestres clos entre le 31 décembre 2003 et le 30 septembre 2004.

  —
  2,0 à compter du trimestre clos le 31 décembre 2004 et jusqu'à l'échéance de la ligne de crédit en 2006.

  •
  Dans le cadre de l'emprunt bancaire souscrit par la société Orange Romania S.A. (montant utilisé de 94 millions d'euros au 30 juin 2003), la trésorerie disponible(1) sur les remboursements d'emprunt ne doit pas être inférieure à 1,25 et le ratio d'endettement à long terme sur capitaux propres doit demeurer inférieur à 55:45 jusqu'à l'échéance de la ligne de crédit en 2005.

  •
  Dans le cadre de l'emprunt bancaire souscrit par la société Orange Slovensko, a.s. (montant utilisé de 82 millions d'euros au 30 juin 2003), la trésorerie disponible (1) sur les remboursements d'emprunt ne doit pas être inférieure à 1,25 et le ratio d'endettement à long terme sur capitaux propres ne doit pas excéder 60:40 jusqu'à l'échéance de la ligne de crédit en 2007.

  •
  Dans le cadre de l'emprunt bancaire souscrit par la société Orange Dominicana S.A. (montant utilisé de 91 millions d'euros au 30 juin 2003), les ratios suivants doivent être respectés:

  •
  Le ratio d'endettement sur capital ne doit pas être supérieur à 55:45.

  •
  L'endettement sur EBITDA(2) ne doit pas dépasser 2.75 sur l'exercice 2005 et doit être inférieur à 2.0 à partir du 1er janvier 2006 jusqu'au complet remboursement de l'emprunt.

  •
  la trésorerie disponible(1) sur les remboursements d'emprunt doit être supérieur à 1.0 ou 1.15 entre début 2005 et la fin de 2006 et ensuite supérieur à 1.2.

    Cette société doit également réaliser des montants EBITDA(2) minimums jusqu'au 31 décembre 2004.

  •
  Dans le cadre des lignes de crédit souscrites par la société ECMS auprès de banques égyptiennes et internationales (montant total utilisé de 183 millions d'euros au 30 juin 2003), les ratios suivants doivent être respectés au niveau des comptes consolidés de la société ECMS:

  •
  Le ratio d'emprunt obligataire sur EBITDA (2) annualisé ne doit pas être supérieur à 2,0.

  •
  Le ratio de trésorerie disponible (1) sur remboursement d'emprunt ne doit pas être inférieur à 1,2.

  Ces ratios doivent être vérifiés de manière semi-annuelle et sont en vigueur jusqu'aux dates d'échéance des lignes de crédit, soit 2005 et 2006 respectivement pour les lignes souscrites auprès des banques internationales et des banques égyptiennes.

(1)
Tels que définis dans les contrats avec les établissements financiers prêteurs.

(2)
Résultat d'exploitation avant dotations aux amortissements, tel que défini dans les contrats avec les établissements financiers prêteurs.

        Ces ratios étaient respectés au 30 juin 2003.

13.   FINANCEMENT DES EQUIPEMENTIERS UMTS

        Les lignes de crédit accordées par des équipementiers UMTS à Orange sont les suivantes:

(en millions)	Echeance	Montants en devise locale	Equivalent euro	Montants utilisés
MC(1)	Décembre 2003	270	270	248
EUR	Mai 2004	215	215	—
EUR	Juin 2004	690	690	292
GBP	Mai 2004	3	5	—

Total au 30 juin 2003			1 180	540

Total au 31 décembre 2002			1 180	531

(1)
Ligne de crédit multi devises libellée en équivalent euros.

        Au 30 juin 2003, le taux d'intérêt moyen pondéré s'élève à 2,9% pour ces lignes de crédit (contre 3,6% au 31 décembre 2002).

        Ces lignes de crédit sont sujettes à un remboursement anticipé dans le cas où l'accord de fourniture d'équipement correspondant est résilié pour une raison autre que le défaut du fournisseur.

        Ces crédits sont soumis au respect de clauses habituelles, qui, en cas de défaillance de la part d'Orange ou d'évolution défavorable, peuvent entraîner le remboursement anticipé par Orange des montants utilisés. Orange est soumise aux principales clauses financières suivantes dans le cadre de ces crédits:

  •
  Le ratio d'endettement sur capitaux propres ne doit pas être supérieur à 60 sur 40 pour Orange et pour OrangeFrance S.A.

  •
  Le ratio d'endettement sur EBITDA(1) annualisé d'Orange ne doit pas être supérieur à 5,0.

  •
  Le ratio d'endettement sur EBITDA(1) annualisé d'OrangeFrance S.A. ne doit pas être supérieur à 4,0.

        Ces ratios sont vérifiés de manière semi annuelle pour Orange et sur une base trimestrielle pour OrangeFrance S.A.

(1)
Résultat d'exploitation avant dotation aux amortissements, tel que défini dans les contrats avec les établissements financiers prêteurs.

        Tous ces ratios étaient respectés au 30 juin 2003.

14.   INSTRUMENTS FINANCIERS

        Dans le cadre de ses activités, Orange est exposé aux risques de marché liés à la gestion de sa trésorerie et du coût de sa dette.

GESTION DU RISQUE DE TAUX D'INTERET

        Dans le cadre de sa politique de financement, Orange est amené à contracter des dettes financières à long terme auprès d'établissements de crédit. Afin de réduire le coût de la dette, des instruments fermes (swaps) et optionnels d'échange de taux d'intérêt sont utilisés dans le cadre de limites fixées par la Direction.

GESTION DU RISQUE DE CHANGE

        Certaines dettes peuvent être initialement contractées en devises étrangères. Elles sont ensuite généralement converties dans les devises en vigueur dans les pays où les filiales et participations d'Orange opèrent par l'utilisation de swaps de devises, afin de réduire l'exposition globale d'Orange aux risques de change.

        Au 30 juin 2003, Orange a mis en place des swaps de devises, relatifs aux emprunts obligataires d'Orange plc (voir note 12), qui transforment 478 millions d'USD et 94 millions d'euros en 355 millions de Livre Sterling, avec des échéances comprises entre 2006 et 2009.

MONTANTS NOTIONNELS DES INSTRUMENTS FINANCIERS DERIVES

        Les contrats ou montants notionnels indiqués ci-dessous ne représentent pas les montants à payer ou à recevoir et, par conséquent, ne représentent pas le risque encouru par Orange lié à l'utilisation des instruments financiers dérivés:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Swaps de taux d'intérêt	4 190	4 534
Cap et floors de taux d'intérêt	509	583
Swaps de devises	521	555
Contrats de change à terme(1)	1 220	1 201

(1)
Inclut la valeur brute des contrats d'achat et de ventes.

        VALEUR DE MARCHE DES INSTRUMENTS FINANCIERS

        En ce qui concerne la trésorerie, les créances clients, les découverts bancaires et autres emprunts à court terme ainsi que les dettes fournisseurs, Orange considère que leur valeur au bilan est la plus représentative de leur valeur de marché en raison du fort degré de liquidité de ces postes.

        La valeur de marché de la dette à long terme a été estimée en utilisant la valeur actualisée des flux de trésorerie futurs pour les instruments non cotés calculée sur la base des taux d'intérêt obtenus par Orange pour les instruments possédant des conditions et des échéances similaires.

        Le tableau ci-dessous présente la valeur de marché des instruments financiers:

	Au 30 juin 2003		Au 31 décembre 2002
(en millions d'euros)	Valeur comptable	Valeur de marché	Valeur comptable	Valeur de marché
Bilan
Actifs
Titres de participation non consolidés	305	363	299	299
Passifs
Dettes financières à long terme, y compris la part à moins d'un an(1)	2 779	2 864	3 586	3 630

Instruments financiers hors bilan(2)
Gain (perte) latente sur instruments dérivés de taux d'intérêt	—	(65)	—	(119)
Gain (perte) latente sur instruments dérivés de devises	—	30	—	40

(1)
Net des swaps de devises.

(2)
Pour les instruments financiers hors bilan, la valeur de marché représente la différence entre la juste valeur et la valeur comptable.

EXPOSITION AUX FLUCTUATIONS DES TAUX D'INTERET ET DE CHANGE

        Orange n'est pas exposé de manière significative aux fluctuations des taux d'intérêt compte tenu de la proportion importante représentée par ses emprunts à taux fixe.

        Orange opère dans certains pays, principalement la Slovaquie, l'Egypte et la République Dominicaine, où ses filiales ont souscrit des emprunts libellés dans des devises différentes de la devise fonctionnelle de ces pays. L'incidence pour Orange d'une hausse simultanée de 10% de la couronne slovaque par rapport à l'euro et de la livre égyptienne et du peso dominicain par rapport au dollar américain serait une perte de change avant impôt de 28 millions d'euros.

15.   AUTRES DETTES A LONG TERME

        Le tableau ci-dessous donne l'analyse des autres dettes à long terme:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Produits constatés d'avance	126	142
Autres	81	78

Total	207	220

        Les produits constatés d'avance correspondent au produit des opérations de défaisance réalisées sur des dettes relatives aux contrats de crédit-bail conclus par OPCS en 1995 et 1997. Orange dispose de fonds bloqués auprès d'institutions financières anglaises équivalents à la valeur actualisée des loyers futurs à verser dans le cadre des contrats de crédit-bail. Ces fonds servent de garantie à des lettres de crédit émises par ces institutions au bénéfice des bailleurs. Ces fonds, qui s'élèvent à 1 082 millions d'euros au 30 juin 2003 (contre 1 157 millions d'euros au 31 décembre 2002) ainsi que les intérêts qu'ils rapportent, seront utilisés pour payer par anticipation l'intégralité des charges de loyers dues sur les contrats de 1995 et 1997. Ces opérations, qui s'assimilent en substance à un remboursement anticipé des engagements de crédit-bail, ont pour effet d'annuler simultanément le dépôt et l'engagement de crédit-bail et ont donné lieu à un profit net comptabilisé dans le bilan consolidé en produits constatés d'avance, qui est rapporté de manière linéaire au compte de résultat sur la durée du bail. Ce produit s'entend net d'une provision, estimée par la Direction d'Orange, destinée à couvrir le risque de fluctuation dans le futur des taux d'intérêt ou des taux d'imposition.

16.   INTERETS MINORITAIRES

        La variation des intérêts minoritaires s'analyse comme suit pour le semestre clos le 30 juin 2003:

(en millions d'euros)
Solde en début de période	411
Résultat du semestre	71
Dividendes versés aux actionnaires minoritaires	(22)
Ecarts de conversion	(47)

Solde en fin de période	413

        Au 30 juin 2003, les intérêts minoritaires se rapportent principalement aux intérêts des actionnaires minoritaires dans ECMS, Mobistar S.A., Orange Romania S.A. et Orange Slovensko, a.s.

17.   CAPITAUX PROPRES

        Pour le semestre clos le 30 juin 2003, la Société a émis 311 923 actions nouvelles d'une valeur nominale unitaire de 1 euro (6,5 euros par action en moyenne, y compris la prime d'émission). La variation négative des écarts de conversion à hauteur de 704 millions d'euros pour le semestre clos le 30 juin 2003 provient essentiellement de l'évolution du taux de change de la livre sterling contre l'euro.

        En décembre 2002, la Société avait émis 3 350 actions nouvelles d'une valeur nominale unitaire de 1 euro (6,4 euros par action pour 3 000 actions et 6,9 euros par action pour 350 actions, y compris la prime d'émission) suite à l'exercice d'options de souscription d'actions. Les autres variations de capitaux propres pour l'exercice clos le 31 décembre 2002 concernaient divers ajustements, qui avaient été imputés directement dans les capitaux propres conformément aux dispositions du paragraphe 215 du règlement 99-02. La variation négative des écarts de conversion à hauteur de 594 millions d'euros pour l'exercice clos le 31 décembre 2002 s'expliquait principalement par l'évolution du taux de change de la livre sterling contre l'euro.

18.   PLANS D'OPTIONS D'ACQUISITION ET DE SOUSCRIPTION D'ACTIONS ET PLANS D'EPARGNE EN ACTIONS

        Les plans d'options de souscription et d'acquisition d'actions ainsi que les plans d'épargne en actions décrits ci-après, qui ont été approuvés par le Conseil d'Administration de la Société, ont été en vigueur au cours du semestre clos le 30 juin 2003 et de l'exercice clos le 31 décembre 2002:

Plans d'options d'acquisition ou de souscription d'actions

•      Plan d'options sur actions Orange (France)

        Ce plan est destiné aux salariés et mandataires sociaux de filiales d'Orange, qui sont résidents en France ou éligibles. Dans le cadre de ce plan, des options de souscription ou d'acquisition d'actions de la Société sont attribuées au personnel éligible.

•      Le Sharesave Plan (International)

        Le Sharesave Plan (International) est destiné aux salariés et mandataires sociaux de filiales d'Orange. Dans le cadre de ce plan, les options de souscription ou d'acquisition d'actions de la Société sont attribuées au personnel éligible. Elles peuvent être exercées à condition que chaque salarié éligible ait épargné auprès d'un organisme habilité un montant mensuel fixe, ne pouvant excéder 250 livres sterling, pendant une période de trois ou cinq années. Le prix d'exercice ne peut pas être inférieur à 80% du prix de marché de l'action à la date d'attribution de l'option.

•      Plans d'options sur actions Orange (International)

        Ce plan est destiné aux salariés et mandataires sociaux de filiales d'Orange, non résidents en France, essentiellement au Royaume-Uni. Ce plan comprend six sous-plans avec des périodes d'exercice distinctes.

•      Plan d'options sur actions (Etats-Unis)

        Ce plan est destiné aux salariés et mandataires sociaux de filiales d'Orange aux Etats-Unis. Ce plan comprend deux sous-plans avec des périodes d'exercice distinctes.

Le Sharesave Plan (International)
(nombre d'options)	Plan d'options sur actions (France)			Plan d'options sur actions (International)	Plan d'options sur actions (Etats-Unis)
		3 ans	5 ans			Total
Options en début de période	35 584 612	4 260 548	2 192 925	66 382 912	2 982 929	111 403 926
Attributions	8 113 320	300 459	—	12 243 230	65 600	20 722 609
Exercices	—	(18 017)	(23 755)	(203 876)	(66 275)	(311 923)
Annulations	(783 314)	(452 391)	(282 214)	(2 046 254)	(434 134)	(3 998 307)

Options en fin de période	42 914 618	4 090 599	1 886 956	76 376 012	2 548 120	127 816 305

        Le détail des options attribuées aux salariés au cours du semestre clos le 30 juin 2003 est le suivant:

	Nombre d'options	Durée moyenne pondéré restant à courir jusqu'au début de la période d'exercice (en mois)	Date d'expiration	Prix d'exercice moyen pondéré
Plan d'options sur actions (France)
13 mai 2003	8 113 320	35	12 mai 2013	7,43 euros
Le Sharesave Plan (International)—3 ans (Royaume-Uni)
13 mai 2003	300 459	37	1 janvier 2007	4,53 livres sterling
Plan d'options sur actions (International)
13 mai 2003	12 243 230	24	12 mai 2013	7,43 euros
Plan d'options sur actions (Etats-Unis)
13 mai 2003	65 600	20	12 mai 2005	7,43 euros

Total	20 722 609	28		7,42 euros

        Le détail des options existantes au 30 juin 2003 est le suivant:

	Nombre d'options	Durée moyenne pondéré restant à courir jusqu'au début de la période d'exercice (en mois)	Prix d'exercice moyen pondéré	Nombre d'options exerçables au 30 juin 2003
Plan d'options sur actions (France)	42 914 618	17	8,66 euros	289 577
Le Sharesave Plan (International)—3 ans (Royaume-Uni)	3 913 949	24	4,15 livres sterling	233 362
Le Sharesave Plan (International)—3 ans (Pays-Bas)	176 650	31	6,14 euros	—
Le Sharesave Plan (International)—5 ans (Royaume-Uni)	1 886 956	36	4,43 livres sterling	137 646
Plan d'options sur actions (International)	76 376 012	11	8,77 euros	29 255 632
Plan d'options sur actions (Etats-Unis)	2 548 120	2	9,29 euros	1 987 475

Total	127 816 305	14	8,62 euros	31 903 692

        Les options existantes au 30 juin 2003 représentent 2,65% du capital social de la société à cette date.

PLAN D'EPARGNE EN ACTIONS ORANGE

  •
  Le Sharepurchase Plan

        Ce plan est établi dans le cadre d'un trust mis en place pour les salariés éligibles au Royaume-Uni. Les droits de vote attachés aux actions ne peuvent être exercés par les participants tant que les actions sont détenues par le trust. Toutefois, les participants peuvent être autorisés à indiquer au trust comment exercer leurs droits de vote.

Partnership Shares

        Les employés éligibles peuvent acquérir des partnership shares de la Société, à travers le trust, en affectant chaque année jusqu'à 1 500 livres sterling ou 10 % de leur salaire annuel brut à l'achat d'actions de la Société.

Matching Shares

        Une action gratuite (matching share) est offerte pour deux partnership shares achetées par les employés éligibles dans la limite d'une valeur maximale pour les matching shares de 750 livres sterling par an.

Free Shares

        En complément, la Société peut accorder de manière discrétionnaire des actions gratuites dans la limite annuelle de 3 000 livres sterling par employé.

        Les matching shares et les free shares doivent être détenues dans le trust pendant une période de 3 ans (si un employé retire ses partnership shares du trust avant la fin de ce délai, les matching shares et les free shares sont annulées).

  •
  Le Orange Restricted Share Plan

        Le Orange Restricted Share Plan a été mis en place le 1er septembre 2000, peu après l'acquisition d'Orange plc par France Télécom, et est destiné à certains salariés clefs d'Orange, principalement au Royaume-Uni. Les participants se sont vus allouer un certain nombre d'actions de la Société qui seront attribuées en trois tranches égales pour la plupart des participants, à la condition que le participant soit encore salarié d'Orange à la date d'attribution. Les actions sont détenues dans un trust (le Orange Employee Benefit Trust) jusqu'à la date d'attribution. Les actions placées dans le trust ont été financées directement par France Télécom et la Société ne contribue pas au coût d'acquisition de ces actions.

  •
  Le Orange Senior Discretionary Share Plan

        Le Orange Senior Discretionary Share Plan est destiné à certains salariés clefs d'Orange. Les participants se sont vus allouer un certain nombre d'actions de la Société qui seront attribuées en trois tranches égales, à la condition que le participant soit encore salarié d'Orange à la date d'attribution. Les actions sont détenues dans un trust (le Orange Employee Benefit Trust) jusqu'à la date d'attribution. Les salariés ne contribuent pas au coût d'acquisition de ces actions.

        La perte supportée par Orange au titre de l'octroi d'actions gratuites (matching shares ou free shares) aux employés s'est élevée à 1 million d'euros et 1 million d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 3 millions d'euros pour l'exercice clos le 31 décembre 2002.

PLAN D'EPARGNE EN ACTIONS ORANGE FRANCE

        Ce plan est destiné aux salariés d'Orange France qui sont résidents en France ou éligibles. Les salariés peuvent investir jusqu'à 25 % de leur salaire brut annuel et peuvent se voir attribuer des délais de règlement à travers des prêts d'une durée maximale de 3 ans. Les actions de la Société ont été acquises à un prix égal au prix d'introduction en bourse net d'une remise de 20 % et un abondement a également été offert aux salariés.

        L'abondement versé par Orange aux salariés s'est élevé à zéro et 1 million d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 1 million d'euros pour l'exercice clos le 31 décembre 2002.

PLANS D'OPTIONS D'ACQUISITION OU DE SOUSCRIPTION D'ACTIONS MIS EN PLACE PAR DES FILIALES CONSOLIDEES D'ORANGE

  •
  Mobistar S.A. a accordé des options de souscription d'actions, sous la forme de bons de souscription d'actions («BSA»), à certains salariés. 781 920 BSA, représentant 1,24 % du capital de Mobistar S.A. (après dilution), étaient en circulation au 30 juin 2003 (contre 797 953 BSA au 31 décembre 2002). Le prix d'exercice d'un BSA est de 34,15 euros. 46 880 BSA expirent en juillet 2005 et le solde de 735 440 vient à expiration en juillet 2008. Les BSA ne peuvent être exercés que pendant des périodes prédéfinies d'une durée d'un mois chacune, entre janvier 2004 et juillet 2008, selon les modalités suivantes:

  •
  Les bénéficiaires peuvent exercer jusqu'à 50 % de leurs BSA en janvier 2004.

  •
  Les bénéficiaires peuvent exercer jusqu'à 75 % de leurs BSA en septembre 2004.

  •
  Tous les BSA peuvent être exercés en juillet 2005. Les BSA qui expirent en juillet 2008 peuvent également être exercés en janvier 2006, en septembre 2006, en janvier 2007, en septembre 2007 et en juillet 2008.

  •
  ECMS a accordé 492 750 options d'acquisition d'actions à ses salariés au cours du semestre clos le 30 juin 2003 et a acquis des actions propres afin de répondre aux obligations découlant de ce plan. Les options peuvent être exercées à partir du 20 février 2006 et jusqu'au 20 février 2010. Le prix d'exercice d'une option est de 37 livres égyptiennes.

19.   PROVISIONS POUR DEPRECIATION ET POUR RISQUES ET CHARGES

Provisions pour dépréciations d'actifs

        Les différentes provisions pour dépréciation des actifs, autres que les actifs corporels et incorporels, se présentent comme suit pour le semestre clos le 30 juin 2003:

(en millions d'euros)	Au début de la période	Charge nette	Autres mouvements(1)	A la fin de la période
Créances clients(2)	629	46	17	692
Stocks	71	(5)	(4)	62
Titres de participation (voir note 11)	196	(19)	(2)	175

Total	896	22	11	929

(1)
Incluent les effets liés aux variations de taux de change et de périmètre.

(2)
Incluent la provision pour dépréciation de 68 millions d'euros au 30 juin 2003 (contre 75 millions d'euros au 31 décembre 2002) sur les créances subordonnées conservées par Orange dans le cadre de programmes de titrisation de créances (voir note 20).

        Des provisions pour dépréciation des comptes clients sont constituées sur la base d'une évaluation du risque de non recouvrement des créances. Ces provisions peuvent être relatives à des créances sur les particuliers, professionnels, opérateurs et distributeurs.

Provisions pour risques et charges

        Les provisions pour risques et charges se présentent comme suit pour le semestre clos le 30 juin 2003:

(en millions d'euros)	Au début de la période	Charge nette	Autres mouvements(1)	A la fin de la période
Decision d'améliorer les performances financières (2) (voir note 7)	196	(1)	—	195
Retrait du marché suédois (voir note 7)	72	(24)	17	65
Litiges et contentieux	52	(12)	2	42
Remboursement anticipé des obligations d'Orange plc (échéance 1998) (voir note 12)	—	23	—	23
Provision pour risques sur stocks Orange France	18	(10)	—	8
Restructuration	7	1	(1)	7
Autres provisions	56	(4)	(24)	28

Total	401	(27)	(6)	368

Dont:
Court terme	258	(36)	26	248
Long terme	143	9	(32)	120

(1)
Incluent les effets liés aux variations de taux de change et de périmètre ainsi qu'aux reclassements.

(2)
Cette ligne inclut des provisions pour restructuration, couvrant principalement des coûts de licenciement (20 millions d'euros), des indemnités de rupture de contrats publicitaires (81 millions d'euros) et des risques immobiliers (72 millions d'euros). Les risques immobiliers correspondent essentiellement à des locaux loués, devenus vacants ou faisant l'objet de sous-locations à des tiers, mais pour lesquels les revenus locatifs reçus de sous-locataires sont inférieurs aux charges supportées par Orange dans le cadre du contrat de location principal.

        Les impacts correspondants sur le compte de résultat du semestre clos le 30 juin 2003 sont les suivants:

(en millions d'euros)	Dotations	Reprises(1)	Reprises(2)	Total
Résultat opérationnel	(17)	12	42	37
Autres produits et charges non opérationnels, nets	(24)	—	—	(24)
Eléments exceptionnels	(65)	78	1	14

Total produit (charge)	(106)	90	43	27

(1)
Reprises utilisées.

(2)
Reprises non utilisées.

20.   CREANCES CLIENTS ET AUTRES CREANCES ET DETTES D'EXPLOITATION

Risque de crédit sur les créances clients

        Orange ne se considère pas exposé à une concentration du risque clients, en raison des différents types de clientèle (particuliers, grandes entreprises et clients professionnels) localisés dans de nombreuses régions et pays et opérant dans des secteurs d'activité variés.

Titrisation de créances clients

        En décembre 2002, Orange a procédé à la cession sans recours de créances commerciales générées dans le cadre de l'activité de téléphone mobile des sociétés Orange France et OPCS au Royaume-Uni, respectivement auprès d'un Fonds Commun de Créances (FCC) et d'un Trust constitué à Jersey (<<Trust>>), chaque opération empruntant une forme juridique adaptée aux règles en vigueur dans chaque juridiction. Le programme de cession porte sur l'ensemble des créances nées à la date de l'opération et sur celles qui naîtront pendant la durée du programme fixée initialement à 5 ans, au fur et à mesure que les services de téléphonie mobile sont rendus et les revenus correspondants enregistrés. La gestion et le recouvrement des créances cédées sont assurés par Orange France et OPCS respectivement pour le compte du FCC et du Trust.

        Le FCC et le Trust payent le prix d'acquisition des créances (net du prix différé) grâce à la trésorerie obtenue auprès d'investisseurs externes via des conduits de titrisation (soumis à la validation d'agences de notation) et, pour ce qui concerne l'opération de cession de créances d'Orange France, par l'émission de parts du FCC souscrites par Orange France. Les prix différés sont subordonnés et visent à couvrir le risque de non-recouvrement des créances cédées en France et au Royaume-Uni respectivement. Des provisions pour dépréciation sont enregistrées en fonction du risque estimé de non recouvrement des créances cédées, en tenant compte des caractéristiques de ces créances et des règles d'Orange en matière de recouvrement et de gestion du risque de crédit.

        Le traitement comptable des opérations de cession de créances est décrit en note 2.

        L'incidence de ces programmes de cession s'analyse comme suit pour le semestre clos le 30 juin 2003:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
En-cours de créances cédées
— France	394	445
— Royaume-Uni	310	346

En-cours de créances cédées	704	791

Valeur brute des créances subordonnées
— France
Parts du FCC souscrites par OrangeFrance S.A.	—	48
Prix différés, bruts	91	100
— Royaume-Uni
Prix différés, bruts	43	47

Valeur brute des créances subordonnées	134	195

Incidence des cessions de créances sur les flux de trésorerie (y compris frais de cession)(2)
— Pour la période	(26)	582
— En cumul à la clôture	556	582

(1)
Trésorerie apportée directement par OrangeFrance S.A. au FCC en souscrivant à l'émission de parts du FCC, "pari passu" avec les parts du FCC souscrites par des investisseurs externes via des conduits de titrisation.

(2)
Voir "Effet net des cessions de créances" dans le tableau des flux de trésorerie.

        Les créances subordonnées nettes conservées par Orange s'élèvent à 66 millions d'euros 30 juin 2003 (contre 120 millions d'euros au 31 décembre 2002), après constatation d'une provision pour dépréciation de 68 millions d'euros au 30 juin 2003 (contre 75 millions d'euros au 31 décembre 2002). Elles sont présentées dans le poste «Autres actifs à long terme» au bilan.

        Les programmes de cession de créances en France et au Royaume-Uni sont soumis au respect de clauses financières et opérationnelles par Orange qui entraînent, en cas de défaut, un amortissement anticipé (les cessions de créances nées à partir de cette date sont interrompues). Les termes des clauses financières prévoient que les ratios suivants soient respectés:

  •
  La dette consolidée sur EBITDA annualisé(1) d'Orange ne doit pas être supérieure à 6,0 et son EBITDA annualisé(1) sur frais financiers annualisés ne doit pas être inférieur à 3,0. Ces ratios sont vérifiés trimestriellement.

  •
  La dette nette sur EBITDA annualisé (1) d'OrangeFrance S.A. ne doit pas être supérieure à 3,0 et son EBITDA annualisé(1) sur frais financiers annualisés ne doit pas être inférieur à 4,5. Ces ratios sont vérifiés mensuellement.

(1)
: Résultat d'exploitation avant dotations aux amortissements, tel que défini dans les contrats avec les établissements financiers prêteurs.

        Ces ratios étaient respectés au 30 juin 2003.

Analyse des créances clients et autres créances et dettes d'exploitation

        Les créances clients et autres créances et dettes d'exploitation d'Orange sont les suivantes:

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Créances clients brutes	2 779	2 886
Provisions pour dépréciation des créances clients(1)	(624)	(554)

Créances clients nettes de provisions	2 155	2 332

Créances de TVA	355	504
Charges constatées d'avance	240	158
Autres créances d'exploitation	335	520

Autres créances et charges constatées d'avance	930	1 182

Dettes envers des fournisseurs d'exploitation	3 181	3 421
Dettes envers des fournisseurs d'immobilisations(2)	641	1 055

Dettes fournisseurs	3 822	4 476

Dettes de TVA	263	252
Dettes envers le personnel	159	217
Dettes d'impôts sur les sociétés et autres taxes	217	399
Intérêts courus non échus	39	74
Dettes envers les organismes sociaux	50	51
Autres dettes d'exploitation(3)	494	729

Autres dettes à court terme	1 222	1 722

(1)
Cette ligne exclut la provision pour dépréciation de 68 millions d'euros au 30 juin 2003 (75 millions d'euros au 31 décembre 2002) enregistrée sur les créances subordonnées conservées par Orange dans le cadre des programmes de cessions de créances, qui est reflétée sur la ligne "Autres actifs à long terme" du bilan consolidé.

(2)
Les flux de trésorerie relatifs aux fournisseurs d'immobilisations sont reflétés sur la ligne <<Acquisition d'immobilisations corporelles et incorporelles (hors licences UMTS et nette des variations sur fournisseurs d'immobilisations)>> dans le tableau des flux de trésorerie consolidés.

(3)
Cette ligne incluait la provision pour risque sur Wind de 266 millions d'euros au 31 décembre 2002, qui a été intégralement reprise au cours du semestre clos le 30 juin 2003 (voir notes 7 et 10).

Echéance des créances clients et autres créances d'exploitation

        L'échéance des créances clients et autres créances d'exploitation est principalement inférieure à un an.

21.   COMMENTAIRES SUR LE TABLEAU DES FLUX DE TRESORERIE

Acquisition de licences UMTS

        Pour l'exercice clos le 31 décembre 2002, ce poste concerne l'acquisition de la licence UMTS d'Orange Slovensko, a.s. pour un montant en numéraire de 1 499 millions de SKK, soit environ 35 millions d'euros (voir note 8).

Acquisitions de titres de participation et de filiales, hors trésorerie acquise

        Pour le semestre clos le 30 juin 2003, ce poste inclut essentiellement les paiements réalisés dans le cadre de l' augmentation de capital (35 millions d'euros) et de la contribution intérimaire (32 millions d'euros) relatives à Wind. Les 32 millions d'euros de contribution intérimaire ont été intégralement remboursés à Orange par Enel le 1er juillet 2003, lors de la réalisation définitive de la cession de la participation de 26,58 % détenue par Orange dans Wind (voir note 10).

        Pour le semestre clos le 30 juin 2002, il concernait principalement les paiements relatifs au rachat des actionnaires minoritaires d'Orange Communications S.A. et d'Orange Sverige AB (voir note 26) et à une augmentation de capital de la société Optimus.

        Pour l'exercice clos le 31 décembre 2002, ce poste concernait principalement les paiements réalisés dans le cadre:

  •
  De l'acquisition, le 1er juillet 2002, d'une participation de 71,25 % dans MobiNil pour un prix en numéraire de 324 millions d'euros.

  •
  De l'acquisition par Orange auprès du groupe France Télécom d'une avance d'actionnaire de 236 millions d'euros envers Wind.

  •
  De l'octroi par Orange d'avances d'actionnaires complémentaires à Connect Austria à hauteur de 108 millions d'euros.

  •
  D'augmentations du capital des sociétés Wind et BITCO souscrites par Orange, respectivement à hauteur de 48 millions d'euros (part souscrite en numéraire) et 69 millions d'euros.

  •
  Du rachat des intérêts minoritaires d'Orange Communications S.A. et d'Orange Sverige AB.

  •
  De la souscription à une augmentation de capital d'Optimus.

22.   ENGAGEMENTS HORS BILAN ET RISQUES

ENGAGEMENTS HORS BILAN LIES AUX INVESTISSEMENTS DE RESEAU ET AUX STOCKS

        Dans le cadre de ses activités courantes, Orange signe des contrats de livraison avec des fournisseurs d'équipements de réseau ainsi que des contrats d'achat comportant des clauses de protection de stocks avec des fournisseurs de terminaux.

ENGAGEMENTS HORS BILAN LIES A LA CONSTRUCTION ET A L'EXPLOITATION DES RESEAUX

        Dans le cadre des contrats d'exploitation de licences, Orange est soumis à certaines obligations, non reprises en note 23, imposées par les autorités administratives ou de régulation, essentiellement en matière de couverture de population, de qualité du trafic et de tarifs. En conséquence, Orange sera amené à supporter des dépenses d'investissements significatives au cours des années futures dans le cadre de la construction de ses réseaux dans les pays où une licence lui a été attribuée. Le manquement au respect de ces obligations pourrait donner lieu à des amendes ou autres sanctions pouvant aller jusqu'au retrait des licences. La Direction d'Orange estime que Orange a la capacité de remplir ses obligations envers les autorités administrative ou de régulation.

        Le 15 juillet 2003, OrangeFrance S.A. et les deux autres opérateurs de téléphonie mobile en France ont signé une Convention Nationale, dans laquelle ils s'engagent, de manière conjointe, et pour répondre aux attentes du Gouvernement Français sur la couverture des zones dites «blanches» telles qu'identifiées à la suite du Comité Interministériel d'Aménagement Du Territoire (CIADT), à couvrir environ 3 100 communes, ce qui représente un déploiement sur environ 2 250 sites.

        La Convention Nationale prévoit une première phase de déploiement sur environ 1 250 sites qui doit être réalisée avant fin 2004, conformément à l'engagement antérieur pris par les trois opérateurs mobiles français le 24 septembre 2002. L'Etat français prendra à sa charge une partie des coûts de déploiement de sites et, en conséquence, les dépenses d'investissements estimées, qui devraient être supportées par chacun des trois opérateurs mobiles français, devraient être de l'ordre de 40 à 50 millions d'euros, chaque opérateur devant déployer un nombre égal de sites.

        La Convention Nationale prévoit également une seconde phase de déploiement sur environ 1 000 sites complémentaires entre 2005 et 2006. Les termes et conditions économiques de cette seconde phase de déploiement seront décidées au cours de second semestre 2003, ce qui entraînera un amendement de la Convention Nationale d'origine signée le 15 juillet 2003. La direction d'Orange estime, au mieux de sa connaissance actuelle, qu'il est peu probable que cette seconde phase de déploiement ait un effet significatif sur le résultat de ses opérations ou sur sa position financière.

ENGAGEMENTS DE LOYERS

        Le tableau ci-dessous indique, au 30 juin 2003, les loyers futurs minimaux pour les contrats de location simple et de location financement non résiliables:

(en millions d'euros)	Locations simples	Locations financement
Juin 2004	689	51
Juin 2005	621	11
Juin 2006	426	2
Juin 2007	362	1
Juin 2008	318	1
Juin 2009 et au-delà	1 045	11

Montant total des loyers futurs minima	3 461	77
Moins intérêts	—	(3)

Valeur actuelle nette des loyers futurs minima	3 461	74

        Les charges de loyer enregistrées au titre des locations simples s'élevaient à 270 millions d'euros et 228 millions d'euros pour les semestres clos respectivement les 30 juin 2003 et 2002 et à 504 millions d'euros pour l'exercice clos le 31 décembre 2002.

        En 2001, dans le cadre d'opérations croisées de location avec des tiers (QTE leases), Orange Communications S.A. a cédé puis repris en location certains équipements de télécommunication d'un montant de 179 millions d'USD au jour de la transaction. Orange Communications S.A. a déposé des fonds, qui s'élèvent à 189 millions d'USD y compris intérêts courus au 30 juin 2003 (contre 182 millions d'USD au 31 décembre 2002) et qui seront utilisés pour régler ses engagements locatifs dans le cadre de ces baux financiers. Ces opérations qui s'assimilent en substance à un paiement anticipé des engagements de location financement, ont pour effet d'annuler simultanément le dépôt et l'engagement locatif.

        Les engagements locatifs liés aux opérations de defaisance réalisées sur des dettes de crédit-bail contractées par OPCS en 1995 et 1997 (voir note 15) et liés à Orange Communications S.A. en 2001 (voir ci-dessus) ne figurent pas dans le tableau des obligations contractuelles, en raison de leur extinction anticipée.

ENGAGEMENTS FINANCIERS LIES AUX INVESTISSEMENTS FINANCIERS

        Certains accords conclus entre Orange et certains de ses partenaires au sein du capital de certaines filiales ou participations incluent des clauses relatives à des options d'achat ou de vente portant sur les titres de ces filiales ou participations. Certains contrats prévoient également des clauses relatives au transfert de propriété de certains titres. Le principal accord concerne Orange Dominicana S.A. et peut être décrit comme suit:

  •
  Le co-actionnaire d'Orange dans le capital d'Orange Dominicana S.A. dispose d'une option de vente de sa participation de 14 % exerçable chaque trimestre entre 2003 et 2007 à un prix de marché déterminé par une banque d'investissement indépendante. La Direction d'Orange estime, au mieux de sa connaissance actuelle, que l'exposition financière d'Orange dans le cadre de cet engagement n'est pas significative.

        En outre, les accords d'actionnaires qui régissent les relations entre Orange et ses partenaires en Thaïlande, au Danemark, en Egypte, en Inde, en Suède et en Slovaquie prévoient l'exercice d'options d'achat ou de vente dans des cas de défaut grave d'un des actionnaires ou si les partenaires ne peuvent parvenir à un accord sur un sujet majeur même à l'issue d'un processus de médiation, ou en cas de changement de contrôle des actionnaires. Ces options sont généralement exerçables à un prix de marché, déterminé par des experts indépendants, hormis dans les cas suivants:

  •
  Si l'un des actionnaires de BITCO estime que l'un de ses co-actionnaires ne respecte pas des engagements significatifs dans le cadre du pacte d'actionnaires (voir Note 10), et que le bien fondé de ce constat est confirmé à l'issue d'une procédure de médiation, cet actionnaire a le droit d'exercer une option d'achat sur les titres détenus par l'actionnaire défaillant à un prix égal à 80 % de la valeur de marché ou d'exercer une option de vente portant sur ses propres actions à un prix égal à 120 % de la valeur de marché. Si l'une des parties est en cessation de paiements, des options d'achat et de vente sont exerçables dans les mêmes conditions. Toutefois, les parties ne peuvent se voir imposer un transfert d'actions qui contreviendrait à la loi en vigueur en Thaïlande ou qui n'aurait pas reçu les autorisations réglementaires nécessaires. La loi thaïlandaise limite aujourd'hui le taux de détention d'une société étrangère dans le capital d'une société thaïlandaise dans le secteur des télécommunications à moins de 50%, et en conséquence Orange ne peut effectivement exercer une option d'achat ou accepter une option de vente qui aurait pour effet d'augmenter son taux de détention actuel pour le porter à 50 % ou au-delà.

  •
  En cas de changement de contrôle des actionnaires en Egypte, le prix d'exercice correspond à 115 % de la valeur de marché, laquelle est déterminée à partir du cours de l'action ECMS selon des modalités de calcul définies dans le pacte d'actionnaires. Pour ce qui concerne Orange, cette clause ne s'appliquerait qu'en cas de changement d'actionnariat portant sur 51 % ou plus du capital de France Télécom.

  •
  Si Orange fait défaut à ses engagements en Slovaquie, le prix d'exercice inclut les dommages et intérêts estimés à verser aux autres actionnaires.

  •
  En cas de manquement significatif d'Orange à ses engagements, dans le cadre du pacte d'actionnaires d'Orange Holding A/S, société détenue à hauteur de 67,23 % par Orange au 30 juin 2003, les autres actionnaires peuvent contraindre Orange à leur racheter leurs actions dans Orange Holding A/S à la valeur de marché ou, dans le cas où le manquement aurait été notifié avant le 20 juillet 2002, au prix le plus élevé entre la valeur de marché et le montant de leur investissement initial plus 15 % par an. Les co-actionnaires d'Orange dans le capital d'Orange Holding A/S ont notifié un tel manquement avant cette date (voir paragraphe relatif aux litiges). En cas de manquement des autres actionnaires à leurs obligations, Orange et les autres parties non défaillantes peuvent racheter les actions des actionnaires défaillants à leur valeur de marché diminuée de 25%.

  •
  Les co-actionnaires d'Orange dans 3G Infrastructure Services AB («3Gis»), une société constituée par Orange et deux autres opérateurs en Suède, détiennent une option d'achat sur les intérêts détenus par Orange dans 3Gis en cas de non respect par Orange de ses engagements de financement envers 3Gis ou si la licence UMTS détenue par Orange Sverige AB est transférée à un tiers ou si Orange Sverige AB perdait ou abandonnait son droit d'exploitation de la licence UMTS. Le prix d'exercice correspond à la valeur nominale des actions détenues par Orange Sverige AB dans 3Gis. En conséquence de la décision d'Orange de se retirer du marché suédois (voir note 7), les intérêts d'Orange dans 3Gis avaient été intégralement dépréciés au 31 décembre 2002. Le 8 mai 2003, Orange Sverige AB a mis fin à l'accord de joint venture relatif à 3Gis ainsi qu'à tous les contrats qui y étaient rattachés (voir paragraphe sur les litiges).

GARANTIES

        Dans le cadre de ses activités courantes, Orange accorde et reçoit certaines garanties dont les plus significatives au 30 juin 2003 sont les suivantes:

  •
  Des titres de participation et divers autres actifs détenus par Orange ont été nantis (ou donnés en garantie) en faveur d'établissements financiers prêteurs en couverture d'emprunts bancaires et de lignes de crédit contractés par Orange, représentant un montant utilisé de 1 827 millions d'euros et un montant total de 2 476 millions d'euros au 30 juin 2003. Les principaux actifs nantis ou donnés en garantie sont les suivants:

  •
  La quasi totalité des actifs immobilisés d'Orange Holdings (UK) et de ses filiales: des sûretés ont été consenties sur ces actifs, qui représentent une valeur nette comptable de 9 326 millions d'euros au 30 juin 2003, en faveur d'établissements financiers prêteurs, afin de garantir le remboursement de lignes de crédit représentant un montant total de 1 504 millions d'euros, utilisées à hauteur de 927 millions d'euros au 30 juin 2003.

  •
  Le fonds de commerce et la quasi totalité des biens immobiliers détenus par Mobistar S.A.: ces actifs ont été grevés de sûretés réelles au bénéfice du groupe France Télécom et d'établissements financiers prêteurs, afin de garantir le remboursement de lignes de crédit représentant un montant total de 385 millions d'euros et utilisées à hauteur de 361 millions d'euros au 30 juin 2003.

  •
  Les titres de participation détenus par Orange dans ses filiales consolidées en Roumanie, en Slovaquie, au Danemark, en Egypte, au Cameroun, au Botswana et à Madagascar et dans ses filiales non consolidées au Portugal et en Suède (à savoir la participation détenue par Orange Sverige AB dans 3Gis exclusivement).

        Les actifs faisant l'objet de sûretés réelles au 30 juin 2003 sont les suivants:

(en millions d'euros)	Valeur comptable des actifs	Total du poste de bilan	% des actifs
Immobilisations incorporelles nettes (hors écarts d'acquisition)	6 194	7 853	79%
Immobilisations corporelles nettes	4 292	9 832	44%
Titres de participation non consolidés	54	302	18%

Total	10 540	17 989	59%

        Y compris:

(en millions d'euros)	Date de début	Date d'échéance	Valeur comptable des actifs
Royaume Uni	décembre 1997	décembre 2005	9 326
Belgique	février 2000	décembre 2006	768
Roumanie	avril 1998	décembre 2005	313
Autres pays	—	—	133

Total	—	—	10 540

        Le détail des titres de participation consolidés et non consolidés sur lesquels sont inscrits des sûretés réelles est le suivant au 30 juin 2003:

Titres faisant l'objet de sûretésréelles	Nombre de titres	% du capita	Pays
Titres consolidés
Orange Romania S.A.	474 707 455	50,7	Roumanie
Orange Slovensko, a.s.	20 998 400	62,2	Slovaquie
Orange Denmark A/S	2 688 428	100,0	Danemark
ECMS	51 031 730	51,0	Egypte
Orange Cameroun	700	70.0	Cameroun
Orange Botswana	9 945	51,0	Botswana
Orange Dominicana	8 939 635	51,0	République Dominicaine
Société Malgache de Mobiles	369 059	65,9	Madagascar
Titres non consolidés
3Gis	25 000	33,3	Suède
Optimus	43 733 120	10,3	Portugal
  •
  En février 2002, Orange et ses partenaires dans le capital de BITCO ont signé, de manière conjointe et solidaire, une lettre de confort en faveur de fournisseurs d'équipements et d'un pool bancaire thaïlandais, afférente à un crédit relais de 27 milliards de THB (porté à 33 milliards de THB en novembre 2002, soit 687 millions d'euros au 30 juin 2003) octroyé à TA Orange Company Limited pour une durée de 24 mois. Dans le cadre de cet accord, Orange et ses partenaires dans le capital de BITCO ont accepté:

  •
  De verser un montant maximum de 175 millions d'USD à TA Orange Company Ltd dans certaines circonstances limitées (principalement, dans le cas où cette société serait à court de liquidités),

  •
  Dans l'hypothèse d'une évolution réglementaire en Thaïlande, et si la société TA Orange Company Ltd se trouvait en même temps à court de liquidités, Orange serait susceptible d'encourir des engagements financiers complémentaires envers TA Orange Company Ltd. Ces engagements financiers complémentaires correspondraient aux coûts additionnels qui pourraient être supportés par TA Orange Company Ltd en conséquence d'un tel changement, au-delà des coûts réglementaires estimés en accord avec les prêteurs. Les autorités thaïlandaises ont exprimé leur intention de libéraliser le secteur des télécommunications, toutefois des incertitudes entourent aujourd'hui le calendrier de réalisation, la nature des changements ainsi que leur impact économique sur TA Orange Company Ltd. De ce fait, les conséquences financières potentielles pour Orange, qui pourraient résulter de tels changements réglementaires au regard de l'engagement financier décrit ci-dessus, ne peuvent pas être estimés à ce jour.

  •
  Orange est engagée à faire en sorte que TA Orange Company Ltd continue à opérer, maintienne son réseau, développe son fonds de commerce et son activité commerciale de manière prudente et n'abandonne pas son projet opérationnel, quelle que soit la nature de son droit d'exploiter son réseau.

  •
  Orange doit conserver le contrôle de WSB, filiale détenue à 100%, qui détient aujourd'hui la participation de 49 % dans BITCO, et le taux de participation ou les droits de vote de WSB dans BITCO doivent toujours être, de manière directe ou indirecte, supérieurs à 40%.

  •
  Conformément aux termes d'un accord d'actionnaires, Orange est engagé à mettre une somme maximum de 68 millions d'euros à la disposition de la société Connect Austria Gesellschaft Für Telekommunikation GmbH, dont Orange détient 17,45 % du capital. Les obligations d'Orange expirent en 2009.

  •
  Orange plc bénéficie de garanties de ses anciens actionnaires, Hutchison Whampoa et British Aerospace, ainsi que d'une assurance tiers, afin de couvrir le risque d'insolvabilité des banques dépositaires des fonds liés aux contrats de crédit-bail conclus en 1995. En ce qui concerne les contrats de crédit-bail conclus en 1997, le risque d'insolvabilité est supporté par les bailleurs.

LITIGES

  •
  La Société et Orange Sverige AB sont engagées dans des procédures d'arbitrage avec 3Gis.

  Le 8 mai 2003, Orange Sverige AB a mis fin à l'accord de joint venture relatif à la société 3Gis et de tous les contrats qui y étaient rattachés, ceux-ci incluant les accords de financement de 3Gis ainsi qu'une garantie accordée par Orange S.A., au motif que 3Gis sera dans l'incapacité de respecter son engagement fondamental de déploiement du réseau UMTS en Suède avant la fin de l'exercice 2003, compte tenu de l'état d'avancement actuel du projet et des modifications substantielles des conditions de marché depuis la signature des accords d'origine.

  En conséquence, le 21 juillet 2003, Orange Sverige AB a demandé au tribunal arbitral de Stockholm d'ordonner à 3Gis le remboursement d'une somme de 525 millions de couronnes suédoises (57 millions d'euros au 30 juin 2003), avancée à 3Gis sous la forme d'un prêt d'actionnaire, plus les intérêts y afférents. Ce prêt était destiné à donner à 3Gis les moyens financiers de respecter ses engagements dans le cadre du déploiement du réseau UMTS.

  Le 16 mai 2003, 3Gis a déposé une requête en arbitrage contre Orange, alléguant qu'Orange Sverige AB et Orange S.A. n'avaient pas réalisé certains paiements en faveur de 3Gis en application des accords de financement et de la garantie accordée par Orange S.A. dans ce cadre. La somme totale réclamée par 3Gis s'élève à 475 millions de couronnes suédoises (51 millions d'euros au 30 juin 2003), plus les intérêts y afférents.

  Ces deux procédures d'arbitrage sont à un stade très préliminaire et il ne peut pas être donné d'assurance quant à leur issue.

  •
  Le 19 juillet 2003, les actionnaires minoritaires d'Orange Holding A/S ont déposé une requête en arbitrage à l'encontre de Wirefree Service Denmark A/S («WSD»), une filiale à 100 % d'Orange détenant elle-même 67,23 % d'Orange Holding A/S, et à l'encontre de France Télécom Mobiles International S.A («FTMI»), une filiale à 100 % de France Télécom agissant en tant que garant d'Orange Holding A/S, arguant du fait que WSD et FTMI auraient fait défaut de manière grave à leurs obligations dans le cadre du pacte d'actionnaires d'Orange Holding A/S et des autres accords associés relatifs à Orange Holdings A/S, suite à l'annonce publique faite par cette société portant sur la continuation de son activité commerciale de téléphonie fixe. Les co-actionnaires demandent que WSD accepte l'exercice de leur option de vente et acquière leurs actions, représentant 32,77 % du capital d'Orange Holding A/S, pour le prix le plus élevé entre la valeur de marché et le coût de revient de leur investissement initial plus 15 % par an, dans la mesure où les manquements aux termes du pacte d'actionnaires avaient été notifiés avant le 20 juillet 2002 (voir note 23). Le prix demandé pour les actions d'Orange Holding A/S qu'ils détiennent s'élève à 948 millions de couronnes danoises (128 millions d'euros au 30 juin 2003), plus 15 % d'intérêts par an, calculés par référence à la période écoulée entre chaque augmentation de capital ou acquisition de titres et la date d'exercice de l'option de vente.

  Cette procédure d'arbitrage est à un stade très préliminaire. Bien que l'issue de ce litige ne puisse être déterminé de manière certaine, WSD estime ne pas avoir fait défaut de manière grave à ses obligations dans le cadre du pacte d'actionnaires et donc que les conditions permettant aux actionnaires minoritaires d'Orange Holding A/S d'exercer de manière valable leur option de vente ne sont pas remplies.

  •
  En mars 2000, France Télécom S.A., la société MobilCom A.G. ("MobilCom") et son principal actionnaire Gerhard Schmid avaient conclu un accord cadre de coopération dont l'objet était d'apporter à MobilCom le soutien financier nécessaire en vue d'acquérir une licence UMTS et de développer un réseau de téléphonie mobile de troisième génération en Allemagne.

  En décembre 2000, France Télécom S.A. a constitué, par voie de divers apports, la Société, à laquelle elle a apporté, avec l'accord de M. Gerhard Schmid et de MobilCom, l'essentiel des droits et obligations découlant de l'accord cadre de coopération, hormis les engagements conditionnels de soutien financier qui restaient à la charge de France Télécom S.A. L'accord cadre de coopération daté de mars 2000, amendé par le contrat de cession daté de décembre 2000, constituent ensemble le "CFA".

  Le 11 juin 2002, France Télécom S.A. et Orange ont informé MobilCom et M. Gerhard Schmid qu'ils mettaient fin au CFA, à la suite et sur le fondement d'une série de violations graves par M. Gerhard Schmid et MobilCom de cet accord. Le 12 septembre 2002, France Télécom S.A. et Orange annoncaient leur décision de ne pas rechercher la prise de contrôle de MobilCom, et France Télécom S.A. de ne plus répondre aux demandes de concours financiers de MobilCom.

  Après l'annonce du retrait de France Telecom S.A. et d'Orange, MobilCom a obtenu le soutien du Gouvernement fédéral allemand ce qui lui a permis de continuer son activité.

  Des discussions entre le Gouvernement fédéral allemand, France Télécom S.A., MobilCom et un médiateur ont abouti, le 20 Novembre 2002 à la signature du MC Settlement Agreement établissant un plan de sauvetage pour MobilCom et qui met fin aux accords de France Télécom S.A., d'Orange et de MobilCom sur le développement de l'UMTS en Allemagne.

  Le MC Settlement Agreement, qui est devenu définitif le 3 mars 2003, prévoit, entre autres dispositions, que MobilCom et M. Gerhard Schmid renoncent à tout recours contre France Télécom S.A. et Orange et réciproquement et que les actions MobilCom détenues par M. Gerhard Schmid et Millenium, une entreprise liée à M. Gerhard Schmid, soient déposées dans une fiducie.

  En février 2003, M. Gerhard Schmid a déposé une demande de mise en faillite personnelle et un administrateur judiciaire a été nommé par le tribunal de Flensburg. Cette procédure pourrait donner lieu à des contestations sur la validité du transfert dans une fiducie des actions MobilCom de M. Gerhard Schmid et sur sa renonciation à tout recours contre le groupe France Télécom S.A. et Orange.

  Par ailleurs, entre le 15 mars et le 30 juin 2002, Monsieur Gerhard Schmid a tenté à cinq reprises d'exercer son option de vente à Orange portant sur ses 21,6 millions d'actions MobilCom, sur la base de son interprétation du du CFA, à un prix à déterminer par des banques d'affaires, prix qui pourrait être supérieur au cours actuel de ces actions sur le marché. Si sa renonciation à agir était invalidée, M. Gerhard Schmid pourrait intenter une action pour demander le prix d'exercice de l'option de vente de ses actions ou alléguer des dommages et intérêts à l'encontre de France Télécom S.A. et d'Orange pour la perte de valeur de ses actions suite à la résiliation prétendument fautive par France Télécom S.A. et Orange du CFA. France Télécom S.A. et Orange considèrent que la renonciation à agir de M. Gerhard Schmid est valable et que ses éventuelles demandes, ou celles d'un administrateur judiciaire, seraient infondées.

  En Février 2003, des actionnaires minoritaires de MobilCom ont également intenté en Allemagne des actions en contestation des résolutions adoptées par l'Assemblée Générale de MobilCom du 27 Janvier 2003 concernant, notamment, l'approbation du MC Settlement Agreement. France Telecom S.A. et Orange considèrent que l'issue de ces actions n'aura aucun effet sur la validité du MC Settlement Agreement.

  Dans ce contexte, la Direction d'Orange estime toujours, au mieux de sa connaissance actuelle, qu'aucune provision pour risques ne doit être constituée dans ses comptes au 30 juin 2003 au vu d'une appréciation de sa position juridique face aux différentes natures de réclamations qui pourraient être formulées à son encontre. La Direction d'Orange entend cependant souligner qu'elle ne pourrait exclure que des risques puissent se réaliser du fait de décisions judiciaires faisant droit à d'éventuelles demandes que les conseils d'Orange jugent aujourd'hui infondées.

  A l'exception des litiges décrits ci-dessus, Orange est impliqué dans diverses procédures juridiques et contentieuses non résolues qui rentrent dans le cadre de ses activités courantes. Les charges qui peuvent en résulter font l'objet de provisions quand elles sont probables et qu'elles peuvent être soit quantifiées, soit estimées à l'intérieur d'une fourchette raisonnable.

  Bien qu'aucune assurance ne puisse être donnée sur l'issue des procédures en cours, la Direction d'Orange estime qu'il est peu probable qu'elles puissent avoir un effet défavorable significatif sur sa situation financière au 30 juin 2003.

***

        La Direction d'Orange estime, au mieux de sa connaissance actuelle, qu'il n'existe pas à ce jour d'engagements susceptibles d'avoir un impact significatif sur la situation financière d'Orange actuelle ou future, autres que ceux listés ci-dessus.

23.   OBLIGATIONS CONTRACTUELLES ET AUTRES ENGAGEMENTS

        Les obligations contractuelles et autres engagements d'Orange sont les suivants au 30 juin 2003:

	Paiements dus par période
En millions d'euros	Total	Avant fin juin 2004	Entre juillet 2004 et fin juin 2006	Entre juillet 2006 et fin juin 2008	Juillet 2008 et au-delà
Au bilan
Dettes à long terme (voir note 12)	2 779	1 464	643	150	522
Dettes à court terme (voir note 12)	2 650	2 650	—	—	—
Financement des équipemen-tiers UMTS (voir note 13)	540	540	—	—	—
Hors bilan
Locations simples (voir note 22)	3 461	689	1 047	680	1 045
Locations financement (voir note 22)	77	51	13	2	11
Investis-sements corporels, incorporels et financiers	943	758	130	55	—
Autres appro- visionnements de biens et services	922	777	92	27	26

Total des obligations contractuelles	11 372	6 929	1 925	914	1 604

        Au 30 juin 2003, les obligations d'investissements corporels, incorporels et financiers incluent:

  •
  Des engagements d'acquisitions d'équipements auprès de fournisseurs tiers liés au déploiement des réseaux UMTS d'Orange en France et au Royaume-Uni pour un montant de 526 millions d'euros.

  •
  Un engagement de 10 millions d'euros contracté dans le cadre d'un accord relatif à la création d'un mode de paiement compatible entre opérateurs de téléphonie mobile ("interopérabilité").

        Au 30 juin 2003, les obligations relatives aux autres approvisionnements de biens et services incluent un montant total de 465 millions d'euros relatif à l'acquisition d'équipement de téléphonie mobile (portables) et un engagement de 194 millions d'euros découlant de l'externalisation de certains services clientèle d'Orange en France.

		Montants des engagements par période
En millions d'euros	Total	Avant fin juin 2004	Entre juillet 2004 et fin juin 2006	Entre juillet 2006 et fin juin 2008	Juillet 2008 et au-delà
Garanties (voir note 22)	221	153	—	—	68

Total des autres engagements	221	153	—	—	68

24.   TRANSACTIONS AVEC DES ENTREPRISES LIEES

        Les transactions et les soldes avec les entreprises liées, résumés ci-dessous, s'inscrivent dans le cadre de l'exploitation courante:

Soldes avec les entreprises liées

(en millions d'euros)	Au 30 juin 2003	Au 31 décembre 2002
Dettes envers les entreprises liées
France Télécom	3 368	4 004
Créances (y compris comptes courants de trésorerie) sur les entreprises liées
France Télécom	1 203	723
Titres de participation non consolidés et sociétés mises en équivalence	175	175

Transactions avec les entreprises liées

	Semestres clos les 30 juin
			Exercice clos le 31 décembre 2002
(en millions d'euros)	2003	2002
Transactions avec les entreprises liées
France Télécom
— Produits(1)	736	816	1 675
— Charges(1)	(1 034)	(1 228)	(2 460)

(1)
Incluant les charges et produits financiers.

        Les principales transactions avec les entreprises liées sont relatives à l'interconnexion entre réseaux.

25.   EVENEMENTS POST-CLOTURE

  •
  Orange a cédé sa participation de 26,58 % dans Wind le 1er juillet 2003 et a perçu un produit de cession en numéraire de 1 537 millions d'euros (voir note 10).

  •
  Le 1er août 2003, les emprunts obligataires d'Orange plc venant à échéance en août 2008 ont fait l'objet d'un remboursement anticipé (voir note 12). Le 18 juillet 2003, Orange plc a lancé une offre de rachat de ses emprunts obligataires venant à échéance en 2006. Cette procédure d'offre de rachat a été finalisée le 26 août 2003. Orange a reçu des offres de la part de porteurs d'obligations représentant une valeur nominale totale de 156,7 millions de dollars américains, qui ont toutes été acceptées par Orange. Le 27 août 2003, Orange a payé une somme totale de 184,2 millions de dollars américains (incluant des intérêts courus pour 3,3 millions de dollars américains) afin d'acquérir ces obligations.

  •
  Le 1er août 2003, les représentants des co-actionnaires d'Orange au sein du capital d'Orange Holding A/S ont démissionné de leurs fonctions d'administrateurs du conseil de la société Orange Holding A/S avec effet immédiat.

  Le 4 août 2003, le conseil d'administration d'Orange Holding A/S a approuvé, à la majorité simple, la réalisation de l'augmentation de capital de cette société pour un montant de 94,9 millions de couronnes danoises (soit environ 13 millions d'euros) à souscrire en numéraire, laquelle augmentation de capital avait été autorisée, à la majorité simple, lors de l'assemblée générale des actionnaires d'Orange Holding A/S du 4 juin 2003. Lors de sa réalisation effective, cette opération entraînera une augmentation du taux de détention d'Orange dans le capital d'Orange Holding A/S de 67,23% à 75,68 % dans la mesure où les co-actionnaires d'Orange n'ont pas souhaité participer à cette augmentation de capital. Toutefois, la réalisation effective de cette augmentation de capital est aujourd'hui suspendue en attente d'une décision des tribunaux danois faisant suite à l'action judiciaire entreprise par les co-actionnaires d'Orange dans Orange Holding A/S.

  •
  Le 26 août 2003, Orange a cédé sa participation de 100 % dans le capital de HTG et a perçu un produit de cession en numéraire de 64 millions d'euros (voir note 11).

26.   PERIMETRE DE CONSOLIDATION

        Pour le semestre clos le 30 juin 2003, les principales évolutions du périmètre de consolidation ont été les suivantes:

  •
  Orange a participé à la création des sociétés Orange Global Ltd, Orange Direct Ltd, Orangedot Ltd, Orange Ventures Management Ltd et Orange Venture 1 Limited Partnership.

  •
  Mobile Internet for Business S.N.C. a été absorbée par OrangeFrance S.A.

  •
  3G Infrastructure Services AB a été déconsolidée.

  •
  Book2eat.com Holdings Ltd a été liquidée.

        En 2002, les principales évolutions du périmètre de consolidation avaient été les suivantes:

  •
  Le 1er juillet 2002, Orange avait acquis une participation de 71,25% dans le capital de la société égyptienne MobiNil auprès du groupe France Télécom, assurant un contrôle conjoint de MobiNil avec Orascom Telecom Holding S.A.E. son partenaire et co-actionnaire. MobiNil détient 51% du capital de la société ECMS. ECMS a été constituée en 1998 et une licence GSM 900 lui a été octroyée la même année. ECMS est le premier opérateur mobile en Egypte.

  •
  Orange avait racheté les titres détenus par ses partenaires dans le capital des sociétés Mobile Internet for Business S.N.C. (participation de 50%), Orange Sverige AB (participation de 2%) et Orange Communications S.A. (participation de 0,25%) portant sa participation totale à 100% dans le capital de ces trois sociétés.

  •
  Le 8 juillet 2002, Orange avait approuvé l'augmentation de capital de la société Orange Holding A/S pour un montant de 177 millions d'euros, à laquelle Orange avait participé à hauteur de 156 millions d'euros en incorporant une partie de son compte courant d'actionnaire au capital en juillet 2002 et à hauteur de 21 millions d'euros en numéraire en septembre 2002. Cette opération avait eu pour effet d'augmenter le taux de détention d'Orange dans le capital de la société Orange Holding A/S de 53,58% à 67,23%, dans la mesure où les co-actionnaires d'Orange n'avaient pas participé à l'augmentation de capital.

  •
  GlobtelNet, a.s., société dans laquelle Orange détenait une participation de 85%, avait été absorbée par Orange Slovensko, a.s. en janvier 2002 et en outre, les co-actionnaires d'Orange dans Orange Slovensko, a.s. avaient participé à une augmentation de capital non suivie par Orange, ce qui avait entrainé une légère diminution du taux de participation d'Orange dans Orange Slovensko, a.s. de 64,27% à 63,88%.

  •
  Orange avait participé à la création des sociétés Castle Worlwide Finance CV, Rann BV, Orange World Services A/S et GIE Orange Réunion Invest.

  •
  OrangeServices S.A. et OrangeClients S.A. avaient été absorbées par Orange France S.A.

  •
  Mobile et Permission S.A. et 3G Infrastructure Services AB avaient été consolidées pour la première fois.

  •
  La société Rapid Link avait été liquidée.

FRANCE

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
OrangeFrance S.A. ("Orange France")(1)	France	99,86%	99,86%	99,86%	99,86%
Orange Caraïbe S.A.(1)	France	100,00%	100,00%	100,00%	100,00%
OrangeDistribution S.A.(1)	France	99,86%	100,00%	99,86%	99,86%
Rapp 6(1)	France	99,86%	100,00%	99,86%	99,86%
Orange Supports et Consulting(1)	France	99,86%	100,00%	99,86%	99,86%
Orange Réunion(1)	France	99,86%	100,00%	99,86%	99,86%
OrangePromotions S.A.(1)	France	99,86%	100,00%	99,86%	99,86%
Mobiles et Permissions S.A.(1)	France	99,86%	100,00%	99.86%	99,86%
GIE Orange Réunion Invest	France	99.86%	100.00%	—	99.86%
Mobile Internet for Business S.N.C.	France	—	—	—	99.86%

SOCIETES CONSOLIDEES PAR INTEGRATION PROPORTIONNELLE

		% intérêt	% contrôõle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Darty France Télécom	France	49,93%	50,00%	49,93%	49,93%
Fidecall	France	49,93%	50,00%	49,93%	49,93%
Inventmobile S.A.	France	49,93%	50,00%	49,93%	49,93%
Mobile Internet for Business S.N.C.	France	—	—	49,93%	—

(1)
Les sociétés françaises identifiées ci-dessus font partie du groupe d'intégration fiscale constitué en France depuis le 1er janvier 2002 (voir note 6).

ROYAUME-UNI

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Orange Personal Communications Services Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Cellular Services Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Holdings (UK) Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Mobile Data UK Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Paging (UK) Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Retail Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange 3G Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
The Point Telecommunications Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%

RESTE DU MONDE

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Mobistar Corporate Solutions	Belgique	50,79%	100,00%	50,79%	50,79%
Mobistar S.A.	Belgique	50,79%	50,79%	50,79%	50,79%
Mobistar Affiliates	Belgique	50,79%	100,00%	—	50,79%
Orange Botswana Pty (anciennement Vista Cellular Ltd)	Botswana	51,00%	51,00%	51,00%	51,00%
Orange Côte d'Ivoire	Côte d'Ivoire	85,00%	85,00%	85,00%	85,00%
Orange Cameroun S.A.	Cameroun	70,00%	70,00%	70,00%	70,00%
Orange A/S	Danemark	67,23%	100,00%	53,58%	67,23%
Orange Holding A/S	Danemark	67,23%	67,23%	53,58%	67,23%
Orange Dominicana S.A.	République Dominicaine	86,00%	86,00%	86,00%	86,00%
Telsea	Ile Maurice	51,00%	51,00%	51,00%	51,00%
Orange Madagascar (anciennement Société Malgache de Mobiles)	Madagascar	33,61%	65,90%	33,61%	33,61%
Orange Nederland N.V. (anciennement Dutchtone N.V.)	Pays-Bas	100,00%	100,00%	100,00%	100,00%
Orange Retail B.V. (anciennement Dutchtone Retail)	Pays-Bas	100,00%	100,00%	100,00%	100,00%
Orange Romania S.A.	Roumanie	67,81%	67,81%	67,81%	67,81%
Orange Slovensko, a.s.	Slovaquie	63,88%	63,88%	63,88%	63,88%
Orange Sverige AB	Suède	100,00%	100,00%	100,00%	100,00%
Orange Communications S.A.	Suisse	100,00%	100,00%	100,00%	100,00%
Orange Global Ltd	Angleterre	100,00%	100,00%	—	—
Castle Worldwide Finance CV	Pays-Bas	100,00%	100,00%	—	100,00%

SOCIETES CONSOLIDEES PAR INTEGRATION PROPORTIONNELLE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
3G Infrastructure Services AB	Suède	—	—	33,33%	33,33%
MobilNil	Egypte	71,25%	71,25%	—	71,25%
Egyptian Company for Mobile Services ("ECMS")	Egypte	36,36%	51,03%	—	36,36%
MobiNil Invest	Egypte	36,36%	51,03%	—	36,36%
MobiNil Services (anciennement MMEA)	Egypte	35,63%	50,01%	—	35,63%
Rann BV	Pays-Bas	50,00%	50,00%	—	50,00%

SOCIETES MISES EN EQUIVALENCE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Wind Telecomunicazioni S.p.A. (Groupe)	Italie	26,58%	26,58%	26,58%	26,58%
MobilCom A.G. (Groupe)	Allemagne	—	—	28,27%	—
Bangkok Inter Teletech Company Ltd.—("BITCO")	Thaïlande	49,00%	49,00%	49,00%	49,00%
TA Orange Company Ltd	Thaïlande	48,91%	48,91%	48,91%	48,91%

FONCTIONS SUPPORTS DU GROUPE,cfn

SOCIETES CONSOLIDEES PAR INTEGRATION GLOBALE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Ananova Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Services US, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%
Orangeworld, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%
Wildfire Communications, Inc.	Etats-Unis	100,00%	100,00%	100,00%	100,00%
Orange World Services A/S	Danemark	100,00%	100,00%	—	100,00%
Orange plc	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Austria Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange International Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Overseas Holdings Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange Overseas Holdings No.2 Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%
Orange International Developments Ltd	Bahamas	100,00%	100,00%	100,00%	100,00%
Wirefree Services Belgium	Belgique	100,00%	100,00%	100,00%	100,00%
Orange International S.A.S.	France	100,00%	100,00%	100,00%	—
Wirefree Services Denmark A/S	Danemark	100,00%	100,00%	100,00%	100,00%
Orange International B.V.	Pays-Bas	100,00%	100,00%	100,00%	100,00%
Orange Direct Ltd	Angleterre	100,00%	100,00%	—	—
Orangedot Ltd	Angleterre	100,00%	100,00%	—	—
Orange Ventures Management Ltd	Angleterre	100,00%	100,00%	—	—
Orange Ventures 1 Limited Partnership	Etats-Unis	100,00%	100,00%	—	—
Orange Ocean Ltd	Royaume Uni	100,00%	100,00%	—	100,00%
Orange Holdings Ltd	Angleterre	100,00%	100,00%	100,00%	100,00%

SOCIETES MISES EN EQUIVALENCE

		% intérêt	% contrôle	% intérêt
Société	Pays	30 juin 2003	30 juin 2003	30 juin 2002	31 décembre 2002
Book2eat.com Holdings Ltd (liquidée)	Angleterre	—	—	41,74%	41,74%
NewsTakes, Inc. (en liquidation)	Etats-Unis	25,00%	25,00%	25,00%	25,00%

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SIGNATURES
ORANGE—TABLE OF CONTENTS
ORANGE—CONSOLIDATED INCOME STATEMENTS
ORANGE—CONSOLIDATED BALANCE SHEET
ORANGE—CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
ORANGE—CONSOLIDATED CASH FLOW STATEMENTS
ORANGE—NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
ORANGE—SOMMAIRE DES ETATS FINANCIERS CONSOLIDES
ORANGE—COMPTES DE RESULTAT CONSOLIDES
ORANGE—BILANS CONSOLIDES
ORANGE—TABLEAUX DE VARIATIONS DES CAPITAUX PROPRES CONSOLIDES
ORANGE—NOTES AUX ETATS FINAMCIERS CONSOLIDES
ORANGE—NOTES AUX ETATS FINANCIERS CONSOLIDES